As filed with the Securities and Exchange Commission on June 25 , 2010
 Registration No. 333-164006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2

To

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

SINO GREEN LAND CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Nevada	3537	54-0484915
(State or Other Jurisdiction of	(Primary Standard Industrial	(IRS Employer
Incorporation or Organization)	Classification Code Number)	Identification No.)

6/F No.947, Qiao Xing Road, Shi Qiao Town
Pan Yu District, Guangzhou
People’s Republic of China 511490
86-20-84890337
 (Address, including zip code, and telephone number, including area code, of registrant’s Principal Executive Offices)

Anson Yiu Ming Fong
Sino Green Land Corporation
 6/F No.947, Qiao Xing Road, Shi Qiao Town
Pan Yu District, Guang Zhou
People’s Republic of China 511490
86-20-84890337
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Please send a copy of all communications to:
Asher S. Levitsky P.C.
Sichenzia Ross Friedman Ference LLP
61 Broadway
New York, NY  10006
Telephone: (212) 981-6767
Fax: (212) 930-9725
e-mail: alevitsky@srff.com

Approximate date of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a small reporting company.  See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
Common Stock, par value $.001 per share (2)	20 ,000,000	$0. 20	$ 4, 00 0,000	$ 285.20

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) promulgated under the Securities Act of 1933, as amended, based on the last reported sale price of the common stock on June 21 , 2010 of $0. 20 .  The Company has previously paid $309.44.

(2) Represents shares of common stock issuable upon exercise of outstanding warrants held by the selling shareholders.  Pursuant to Rule 416 there are also being registered such additional shares as may be issuable pursuant to anti-dilution provisions relating to dilution resulting from stock splits, stock dividends, or similar transactions.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the securities act of 1933 or until the registration statement shall become effective on such date as the commission, acting pursuant to said section 8(a), may determine.

PRELIMINARY PROSPECTUS SUBJECT TO COMPLETION, DATED  JUNE 25 , 2010

20 ,000,000 Shares
SINO GREEN LAND CORPORATION
Common Stock
OTC Bulletin Board trading symbol:  SGLA

This prospectus relates to the public offering of an aggregate of 20 ,000,000 shares of common stock which may be sold from time to time by the selling shareholders named in this prospectus. These shares are issuable upon the exercise of warrants.

We will not receive any proceeds from the sale by the selling shareholders of their shares of common stock other than the exercise price of the warrants if and when the warrants are exercised. We cannot assure you that any warrants will be exercised.  We will pay the cost of the preparation of this prospectus, which is estimated at $55,000.

Our common stock is traded on the OTC Bulletin Board under the symbol SGLA.  On June 21 , 2010, the last reported sales price per share of our common stock as reported by the OTC Bulletin Board was $0. 20 .

 Investing in shares of our common stock involves a high degree of risk. You should purchase our common stock only if you can afford to lose your entire investment. See “Risk Factors,” which begins on page 6.

           Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The selling shareholders have not engaged any underwriter in connection with the sale of their shares of common stock. The selling shareholders may sell their shares of common stock in the public market based on the market price at the time of sale or at negotiated prices. The selling shareholders may also sell their shares in transaction that are not in the public market in the manner set forth under “Plan of Distribution.”

The date of this Prospectus is _______, 2010

You should rely only on the information contained in this prospectus. We have not authorized any dealer, salesperson or other person to provide you with information concerning us, except for the information contained in this prospectus. The information contained in this prospectus is complete and accurate only as of the date on the front cover page of this prospectus, regardless when the time of delivery of this prospectus or the sale of any common stock. This prospectus is not an offer to sell, nor is it a solicitation of an offer to buy, our common stock in any jurisdiction in which the offer or sale is not permitted.

PROSPECTUS SUMMARY

 This summary does not contain all of the information that is important to you. You should read the entire prospectus, including the Risk Factors and our consolidated financial statements and related notes appearing elsewhere in this prospectus before making an investment decision.

Summary

Through our Chinese operating subsidiaries, Zhuhai Organic Region Modern Agriculture Ltd. (“Zhuhai Organic”) and Guangzhou Organic Region Agriculture Ltd. (“Guangzhou Organic”), we are primarily engaged in the wholesale distribution, marketing and sales of high-value fruits and vegetables at two main wholesale markets in Guangdong Province and North China. To date, almost all of our revenues have been generated by sales of Fuji apples, which accounted for more 85% of our revenues in 2009 and 87% of our revenues in 2008, emperor bananas and tangerine oranges. We purchase our products directly from farming cooperative groups on plantations in three Chinese provinces of Shaanxi, Guangdong, and Guangxi and we distribute our products to other regions almost exclusively through the wholesale markets.  At these markets our customers include trading agents who purchase fruit from us and sell to their own customers.  Although we make some direct sales, these sales are not significant.  We also provide the farming cooperatives with varying degrees of farming, harvesting and marketing services.  We have recently introduced a line of vegetable products, which we prepare for shipping and distribute to end users.  We plan to expand this business to sell our produce directly to supermarkets and other retail stores.

We are in the process of constructing a new hub for the sale of green foods in the Guangdong wholesale market.  We believe that our hub will be the first hub in the PRC to provide wholesale and retail customers with the ability to purchase a wide variety of green foods in one location.  We intend to purchase green foods from members of the China Green Food Association, who sell more than 17,000 food items, and sell the foods in our green foods hub.  Green foods are foods that meet standards set by the China Ministry of Agriculture.  As part of our green foods hub operations, we intend to market our products to supermarkets and other retail stores.

Through March 31, 20 10 , we had paid approximately $ 5.3 million in connection with the construction of this hub.  Pursuant to the terms of the lease, the landlord has the obligation to construct the facility, but we are required to advance funds to the landlord for the construction.  This payment was made using cash generated by our operations and from funds which we raised in late 2009.  We expect to complete the construction of the hub by the end of 2010 and to begin the operations of our new green foods product line in 2011.  We anticipate that the total investment to launch this business will be $15 million, which includes construction costs of approximately $9 million, with approximately $4 million auxiliary facilities, such as refrigerated trucking capabilities and air conditioning, and $2 million for initial inventory of new green foods products.

Commencing in the first quarter of 2010, we began to export food products, with our initial export sales being made to Australia.  To date, revenue from exports has not constituted more than a nominal portion of our revenue.

Organization

We are a Nevada corporation, organized under the name Henry County Plywood Corporation, in March 2008, as the successor to a Virginia corporation of the same name which was organized in May 1948. We changed our corporate name to Sino Green Land Corporation on March 23, 2009.

We are the sole shareholder of Organic Region Group Limited (“Organic Region”), a British Virgin Islands company organized on January 30, 2003.  Organic Region is the sole shareholder of Zhuhai Organic Region Modern Agriculture Ltd., a wholly foreign-owned entity, known as a WFOE, Guangzhou Organic Region Agriculture Ltd., a WFOE, Fuji Sunrise International Enterprises Limited, a British Virgin Islands company, Southern International Develop Limited, a British Virgin Islands company, and HK Organic Region Limited, a Hong Kong company.  In addition, Organic Region entered into exclusive arrangements with Guangzhou Greenland Co., Ltd., an individual business entity owned by Mr. Xiong Luo, a director and formerly our chief operating officer, who gave Organic Region the ability to substantially influence Guangzhou Greenland’s daily operations and financial affairs, appoint its senior executives and approve all matters requiring shareholder approval. As a result, we consolidated the financial results of Guangzhou Greenland as variable interest entity pursuant to Financial Interpretation No. 46R, “Consolidation of Variable Interest Entities” in our financial statements.

The following chart reflects our organizational structure as of the date of this prospectus.

The following table describes our corporate structure:

Name of Entity	Relationship to Us	Nature of Business
Sino Green Land Corporation	N.A.	Holding company
Organic Region Group Limited	100% owned by us	Holding company
Zhuhai Organic Region Modern Agriculture Ltd.	100% owned by Organic Region	Plantation and export
Guangzhou Organic Region Agriculture Ltd.	100% owned by Organic Region	Cleaning and preparing vegetables for distribution and distribution of vegetables
Fuji Sunrise International Enterprises Limited	100% owned by Organic Region	Presently inactive, with plans for apple distribution
Southern International Develop Limited	100% owned by Organic Region	Leaseholder for green food distribution center presently under construction
HK Organic Region Limited	100% owned by Organic Region	Proposed import and export operations
Guangzhou Greenland Co., Ltd.	100% owned by our former chief operating officer and treated as a variable interest entity controlled by us	Wholesale sale of fruit, and the source of substantially all of our revenue.

We intend to form a new domestic subsidiary to be 100% owned by our wholly-owned subsidiary, Southern International Development Ltd., which will operate our new green foods distribution business.

Reverse Acquisition

On January 15, 2009, we acquired Organic Region pursuant to a share exchange agreement with Organic Region, its shareholders and its wholly owned subsidiaries. Pursuant to the share exchange agreement, the Organic Region shareholders transferred all of the shares of the capital stock of Organic Region, in exchange for 81,648,554 shares of our common stock, which constituted 98% of our issued and outstanding capital stock on a fully-diluted basis as of and immediately after the consummation of the transactions contemplated by the share exchange agreement.  The exchange was treated as a recapitalization that gave effect to the share exchange agreement. Under generally accepted accounting principles, our acquisition of Organic Region is considered to be capital transactions in substance, rather than a business combination. That is, the acquisition is equivalent to the acquisition by Organic Region of us, with the issuance of stock by Organic Region for the net monetary assets of us (then known as Henry County Plywood Corporation). This transaction is accompanied by a recapitalization, and is accounted for as a change in capital structure. Accordingly, the accounting for the acquisition is identical to that resulting from a reverse acquisition. Under reverse takeover accounting, our historical financial statements are those of Organic Region, its subsidiaries and variable interest entity, which is treated as the acquiring party for accounting purposes. The financial statements reflect the recapitalization of the shareholders’ equity as if the transactions occurred as of the beginning of the first period presented. Thus, the 81,648,554 shares issued in the reverse acquisition are considered outstanding for all periods presented.  In connection with the reverse acquisition, we changed our fiscal year to the calendar year to reflect the fiscal year of Organic Region.

As part of, and contemporaneously with, the reverse acquisition, on January 15, 2009, we entered into a redemption agreement with our then majority shareholders, pursuant to which we issued our non-interest bearing convertible promissory notes in the total principal amount of $500,000 to purchase 1,666,298 shares of common stock owned by these shareholders, and we cancelled the acquired shares.  We paid the notes in two installments of principal in the amount of $250,000 on March 31, 2009 and April 27, 2009.  We have no further obligation to our former majority shareholders.

At the time of the reverse acquisition, we were a shell company with no operations and our sole purpose was to locate and consummate a merger or acquisition with a private entity.  As a result of the reverse acquisition, our business has become the business conducted by Organic Region.

Other Pertinent Information

References to “we,” “us,” “our” and similar words refer to the Sino Green Land Corporation and its subsidiaries and Guangzhou Greenland, a variable interest entity whose financial statements are consolidated with ours, unless the context indicates otherwise.  Prior to the reverse acquisition, these terms refer to Organic Region, its subsidiaries and Guangzhou Greenland, unless the context indicates otherwise.

Our business is conducted in China, using RMB, the currency of China, and our financial statements are presented in United States dollars , which is the functional currency of the parent company, Sino Green Land, Inc.  In this prospectus, we refer to assets, obligations, commitments and liabilities in our financial statements in United States dollars.   These dollar references are based on the exchange rate of RMB (or, if applicable, another currency) to United States dollars, determined as of a specific date or period.   Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of United States dollars.   Similarly, the compensation of our officers may reflect an increase or decrease in the amount of our obligations (expressed in dollars).

Our corporate headquarters are located at 6/F No. 947, Qiao Xing Road, Shi Qiao Town, Pan Yu  District, Guangzhou, People’s Republic of China. Our telephone number is 86-20-84890337.

Issuance of Securities to the Selling Shareholders

This prospectus covers shares of common stock issuable upon exercise of our $0.14 and $0.25 warrants, which were issued in August 2009 in connection with a $1,000,000 private placement pursuant to a purchase agreement dated August 7, 2009, between us and the selling shareholders named under “Selling Shareholders.”   The warrants may be exercised at any time prior to August 7, 2014.  In the event that we issue common stock at a price less than the exercise price, the exercise price of the warrants is reduced. In the case of the $0.14 warrants, the exercise price is reduced to the consideration received by us for the issuance of the shares.  In the case of the $0.25 warrants, the exercise price is reduced on a formula basis as described under “Selling Shareholders -- Private Placements with Selling Shareholders.” The warrants also give us the right to force exercise of the warrants if the underlying stock is registered under the Securities Act of 1933 and the per share market price for the common stock, for each of the 30 days prior to the date we exercise this right is $0.50, in the case of the $0.25 warrants, and $0.30, in the case of the $0.14 warrants.  The warrants also provide for a reduction in the exercise price in the event that we do not meet certain earnings thresholds for 2009.  We met this threshold level, and there was no adjustment in the warrant exercise price.  The warrants and the series A preferred stock provide that the warrants may not be exercised and the series A preferred stock may not be converted if such exercise or conversion would result in the holder and its affiliates having beneficial ownership of more than 9.99% of our outstanding common stock.  See “Selling Shareholders” for a more detailed description of the rights of the warrant holders and a description of the agreements relating to the private placement and for information relating to additional shares of series A preferred stock and common stock purchased by the selling shareholders and their affiliates subsequent to the August 2009 private placement.

The Offering

Common Stock Offered:
The selling shareholders are offering a total of 20 ,000,000 shares of common stock, which are issuable upon exercise of warrants.  The shares being offered by the selling shareholders represent approximately  one-third of our outstanding common stock, net of shares owned by officers and directors.

Outstanding Shares of Common Stock:	1 28 ,943,670 shares 1
Common Stock to be Outstanding after Exercise of Warrants:	1 48 ,943,670 shares 1
Use of Proceeds:
We will receive no proceeds from the sale of any shares by the selling shareholders, other than the exercise price of the warrants.  If all of the warrants for which the underlying shares are registered are sold are exercised at their current exercise price, we would receive total proceeds of approximately $ 3.9 million. We cannot assure you that any warrants will be exercised.

________________________
1
Does not include a total of 22,220,000 shares of common stock issuable upon conversion of our series A convertible preferred stock, 24,760,544 shares of common stock issuable upon exercise of outstanding warrants and options and 3,333,333 shares of common stock issuable upon exercise of warrants which are issuable upon exercise of outstanding options.

Summary Financial Information
(in thousands, except per share information)

The following information at December 31, 2009 and 2008 has been derived from our consolidated financial statements which appear elsewhere in this prospectus.

Statement of Operations Information:

	Three Months Ended March 31,		Year Ended December 31,
	2010	2009	2009	2008
Sales	$33,556	$18,531	$108,045	$73,563
Gross profit	3,636	1,948	11,737	7,737
Operating income	2,189	787	6,906	5,066
Interest (expense) income , net	(2)	23	(354)	(134)
Beneficial conversion feature expense	--	(125)	(153)	(393)
Change in derivative liability	--	--	--	47
Other income (expense)	(2)	(284)	154	15
Net income	2,188	355	6,553	4,601
Deemed preferred stock dividend	(644)	--	(1,244)	--
Net income available to common shareholders	1,544	355	5,309	4,601
Net income per share of common stock (basic)	$0.01	$0.00	$0.07	$0.06
Weighted average shares of common stock outstanding (basic)	109,194	83,315	89,772	81,649
Income per share (diluted)	$0.01	$0.00	$0.06	$0.06
Weighted average shares of common stock outstanding (diluted)	144,961	83,866	117,579	81,649

Balance Sheet Information:

	March 31,	December 31,
	2010	2009	2008
Working capital	$1,015	$1,530	$(856)
Total assets	30,524	27,000	18,069
Total liabilities	1,444	1,238	2,029
Retained earnings	16,317	14,773	9,463
Shareholders’ equity	29,079	25,761	16,040

RISK FACTORS

An investment in our common stock involves a high degree of risk.  You should carefully consider the risks described below, together with all of the other information included in this prospectus, before making an investment decision, and you should only consider an investment in our common stock if you can afford to sustain the loss of your entire investment.  If any of the following risks actually occurs, our business, financial condition or results of operations could suffer.  In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

Because we have limited working capital, we will require funds for our operations, including our proposed green foods hub.

At March 31, 20 10 , we had working capital of approximately $1. 0 million, primarily as a result of the receipt of approximately $ 1.1 million in financings during the first quarter of 2010 . We may require additional capital for our operations, and, in particular with respect to our green foods hub, which is under construction.  Through May 31, 2010 , we have made advances of approximately $6.3 million for the construction of our hub.  We made this payment from cash generated by our operations and from funds which we raised from several small equity offerings in 2009.  We anticipate that the total investment to launch this business will be $15 million, and we have no present commitment for such funds. Because of our low stock price and the lack of an active trading market in our common stock, it may be difficult for us to raise funds on terms which are favorable to us, if at all. Our increases in revenue in the year ended December 31, 2009 as compared with the 2008 and in the quarter ended March 31, 2010 compared with the comparable quarter of 2009 resulted in large part from increased sales stemming from our purchase of long-term leases on which farming cooperatives can grow products for us to sell. The payment of the full amount of the leases, which was approximately $3.3 million in the quarter ended March 31, 2010 , $3.4 million in the year ended December 31, 2009 and approximately $7.2 million for the year ended December 31, 2008, is due at the beginning of the lease. In order for us to expand our business in a manner which seeks to provide us with a continuing source of supply (subject to conditions which affect farming generally), we require capital to purchase the leasehold interests. Our failure to raise the necessary funds could impair our ability to expand our business.

Our operations are cash intensive, and our business could be adversely affected if we fail to maintain sufficient levels of working capital.

We spend a significant amount of cash on our operations, principally to procure fruits and vegetables as well as the procurement of long-term lease for farm land for which payment is required at the inception of the lease. Historically, our primary capital needs have been to fund our working capital requirements and our primary sources of funds have been cash generated from operations. If we fail to generate sufficient sales, we may not have sufficient liquidity to fund our operating costs and our business could be adversely affected. If available liquidity is not sufficient to meet our operating requirements, we plan consider pursuing financing arrangements or further reducing expenditures as necessary to meet our cash requirements. However, there is no assurance that, if required, we will be able to raise additional capital or reduce discretionary spending to provide the required liquidity.  Currently, the capital markets for small capitalization companies are difficult and banking institutions have become stringent in their lending requirements. Accordingly, we cannot be sure of the availability or terms of any third party financing.

Since our proposed green foods distribution business is a new, cash intensive business in which we have no prior experience we may not be able to develop this business or operate this business profitably.

To date, substantially all of our revenue has been derived from the sale of Fuji apples, tangerine oranges and emperor bananas, which we purchase from farming cooperatives to which we lease the land on which the produce is grown.  We are in the process of constructing a new green foods hub in the Guangzhou Yuncheng wholesale market.  This business is different from our present business and involved additional risks, including the following:

•	We will seek to purchase a wide range of food products from different vendors who have no independent relationship with us and with whom we do not have long-term supply contracts.

•
We will seek to sell products which are very different from the foods that we presently sell, which may include some or all of rice, meat, eggs, oil as well as fruits and vegetables.  We do not have experience in purchasing and selling any foods other than our fruits and vegetables.

•
We are constructing a 220,000 square foot hub.  Since we plan to purchase and sell a wide range of foods, we would need to hire a significant number of employees, and we would require these employees to be knowledgeable with respect to the specific foods that they are purchasing and selling.

•
While many wholesale distribution facilities lease space to different vendors, with each vendor having responsibility for its own product line, we would have the full responsibility for many product lines in our green foods hub.  As a result, we would bear the full risk of operating the market.  The risks described in this prospectus that relate to our fruits and vegetables would apply to each product we sell, but the effect could be greater if they affect one or more of our food products at or about the same time.

•
We will be required to maintain an inventory for each product that we market.  Because all food products are perishable, if we do not project accurately both our requirements and the prices at which we can sell the products, we may have significant surpluses or shortages of products and we may pay prices which do not generate an adequate gross margin.  Many of our proposed products must be sold very shortly after they are received, often on the same day that they are received, with the result that any unsold products are unsalable.  Our failure to estimate our requirements accurately could impair our ability to operate this business profitable.

•
We would need to develop and implement inventory control systems designed for a business which is different from and significantly larger than our present business.  The failure to implement such a system could impair our ability to operate profitably.

•
Because we expect to purchase products from many different vendors, over whom we have no control, we may have difficulty controlling and monitoring the quality of our products.  The failure to deliver quality products could impair our ability to operate this business profitably.

•
Although we plan to purchase product from a large number of independent suppliers, in the event that there is a recall of one or more products, it could affect customers’ willingness to purchase other products from us.

•	Although we plan to develop a number of different product lines, if we cannot successfully develop only a small portion of these lines, we may be unable to operate the market as a whole profitably.

•
Both the cost of the construction of the green foods hub and the purchase of inventory require significant cash outlays, and we have no present commitment for the required cash.  Our inability to obtain the necessary funding could impair our ability to develop the green foods hub.

•
If we are not successful in completing construction of the green foods hub or funding our purchase of an adequate inventory of a variety of funds, we may not be able to operate this business, in which event we would have to write off our significant investment in the project.

Our plan to expand the customer base for our present products to include sales directly to supermarkets and other retail outlets is also a new business with additional risks and financial requirements.

In connection with our green hub operations, we intend to expand our customer base to include supermarkets and other retail stores.  In connection with this aspect of our proposed green foods program, we will be subject to additional risks, including the foregoing:

•
We would need to develop and implement a marketing program to bring our produce to the attention of a new customer base.  We presently sell almost exclusively at two wholesale markets, which does not require any significant marketing effort.  Our wholesale customers purchase products at these markets for sale to their retail customer base.  We would be seeking to sell directly to the retail customer base.  If we are not successful in establishing a marketing program, we may not be able to operate this phase of our business profitably.

•
While we presently sell at wholesale markets and we sell product that we have at the time.  If we market to supermarkets, we would have to meet the customer’s quantity, quality and delivery requirements.  Our failure to meet their requirement could impair our ability to operate this business profitably.

•
We presently deliver our produce to two wholesale markets at which we sell our produce, and wholesale companies purchase our produce and deliver it to their customers.  If we sell directly to retail markets, we will have the obligation to deliver our produce to some of our retail customers, which will increase our costs.

•
Any delay in delivery of produce could affect the quality of the produce and could result in a rejection of a shipment if the customer questions the quality of our produce, if the customer had to obtain the produce from other sources or for any other reason.

Any financing we obtain may result in significant dilution to our shareholders.

We have no commitment from any bank or other financing source for our anticipated cash requirements, including those related to the construction of our green foods hub or for any additional working capital which may be required in connection with the operation of the green foods hub and the proposed marketing effort directed at supermarkets and other retail outlets.  We cannot assure you that any warrants will be exercised.  If we raise funds through the sale of our equity securities, including convertible debt securities, it may be necessary for us to issue shares at a price which is below the current market price.  Any such sale would result in significant dilution to our shareholders.  We cannot assure you that financing will be available or that any terms which are available would not be unfavorable to us.

We may be unable to manage future rapid growth.

We have grown rapidly over the last few years and, if we implement our green foods distribution hub business, the business growth could place a significant strain on our managerial, operational and financial resources. In addition to hiring a significant number of employees necessary to operate our expanded business, we will need to expand our management staff to adequate manage a large operation.  If we are not able to implement management controls over this business, we may be unable to operate profitably.  Our ability to manage future growth will depend on our ability to continue to implement and improve operational, financial and management information systems on a timely basis and to expand, train, motivate and manage our workforce. Our personnel, systems, procedures and controls may not be adequate to support our future growth. Thus, for example, staffing and supporting an enterprise that operates in a 220,000 square foot facility with number difference products purchased from many different suppliers requires different management skills and controls, including inventory controls, than our present business. Our failure or inability to effectively manage our expansion may lead to increased costs, a decline in sales and reduced profitability.

Our business is subject to weather conditions, natural disasters and other conditions beyond our control which could affect our revenue, gross margins and net income.

Severe weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes or pestilence, which are difficult to anticipate and cannot be controlled by us, may affect both the supply and the distribution of our products and otherwise disrupt our operations. Such disasters may affect the cost and supply of raw materials, including fruits and vegetables or result in reduced supplies of raw materials, lower recoveries of usable raw materials, higher costs of cold storage if harvests are accelerated and processing capacity is unavailable or interruptions in our production schedules if harvests are delayed.  If our supplies of raw materials are reduced, we may not be able to find enough supplemental supply sources on favorable terms, if at all, which could impact our ability to supply product to our customers and adversely affect our business, financial condition and results of operations. Similarly, if our distribution network is not able to operate, we would not be able to sell our products.  We have no business interruption or similar insurance to provide protection from these and other business disruptions.

As a company which sells fresh food, our business can be impaired by product liability claims, recalls, adverse publicity or negative public perception regarding particular fruits we sell as consumers may avoid our products.

The food industry is subject to risks posed by food spoilage and contamination, product tampering, product recall, and consumer product liability claims.  Our operations could be impacted by both genuine and fictitious claims regarding our and our competitors’ products. In the event of product contamination or tampering, we may need to recall some of our products.  A widespread product recall could result in significant loss due to the cost of conducting a product recall including destruction of inventory and the loss of sales resulting from the unavailability of the product for a period of time.  Further, adverse publicity or negative public perception regarding the type of products that we sell, our products, our actions relating to our products, or our industry in general, including recalls relating to products sold by others, could result in a substantial drop in demand for our products.  This negative public perception may include publicity regarding the safety or quality of our products in general, of other companies or of our products specifically. Negative public perception may also arise from regulatory investigations or product liability claims, regardless of whether those investigations involve us or whether any product liability claim is successful against us.  We could also suffer losses from a significant product liability judgment against us since we do not have product liability insurance.  Either a significant product recall or a product liability judgment, involving either our company or our competitors, could also result in a loss of consumer confidence in our products or the food category, and an actual or perceived loss of value of our brands, materially impacting consumer demand.

Climate changes could affect the availability and cost of produce.

Since all of our products are agricultural products, our ability to purchase produce and the cost and quality of our produce may be affected both by long-term climate changes as well as season variations in weather conditions which vary from season to season.  Changes in rainfall and unusual variations in temperature during the growing season could affect both the availability and quality of our produce.

We are dependent upon a small number of suppliers.

We only have long-term arrangements to purchase our produce from five farming cooperatives whose farmers grow produce on land leased from us.  Because prices are not set in the long-term contracts that we enter into with the cooperatives, any increase in the prices of our produce would affect the price at which we can sell the produce.  If we are not able to raise our prices to pass on increased costs to our customers, we would be unable to maintain our profit margins.  Similarly, in times of decreasing prices, we may have to sell our products at prices which are lower than the prices at which we purchased our produce. Further, although it has not been necessary for us to purchase produce from other suppliers through the date of this prospectus, in the event that we are not able to purchase our produce from these farming cooperative or in the event of a product shortage, it may become necessary for us to purchase from other suppliers, which could result in increased costs as a result of both market conditions and the short-term nature of arrangements. Our inability to obtain produce at a reasonable cost would affect our revenue and gross margins.  Further, if our costs are too high, it may be necessary for us to sell one or more products at a small or negative margin in order to maintain the relationship with our customers.

We are dependent upon sales in two agriculture wholesale markets.

Almost all of our products are sold by us at the Guangdong Yun Cheng Wholesale Market and the Beijing Xin Fadi Agricultural Products Wholesale Market, two major markets for the sale of agricultural products in their respective areas where we lease space to sell our produce. We derived more than 99% of our revenue from these two markets in the first quarter of 2010 and in the years ended December 31, 2009 and 2008. Our inability to sell our products at these markets could impair our sales as well as our ability to operate profitably.  Because the gross margins for our products are not high, any additional expenses resulting from changes in our distribution methods could impair our ability to operate profitably.

If we cannot establish brand name recognition, our sales may be impaired.

Because we are seeking to establish brand identity in an industry where fruits and vegetables are generally considered commodities, we are dependent upon our ability to develop a reputation as a high quality vendor of food products.  Our ability to distinguish our products from others is critical to our ability to market our products as premium foods, rather than commodities.  Although we try to market our produce as premium food, we cannot assure you that consumers will pay the price associated with a premium, rather than a commodity, product.   We cannot assure you that our products and brand will achieve and maintain satisfactory levels of acceptance by independent distributors and retail consumers to enable us to charge for our products as premium goods, which would impact our sales and gross margins.  Further, since we are seeking to promote our foods as premium goods, in times of economic hardship, consumers may purchase cheaper products which could impact both our sales and, if we lower prices in order to compete, our gross margin.

Because we experience seasonal fluctuations in our sales, our quarterly results will fluctuate and our annual performance will depend largely on results from two quarters.

Our business is seasonal, reflecting the harvest season of our primary source foods from mid September to mid November.  Typically, a substantial portion of our revenues are earned during the second half of the year.  We generally experience lowest revenues during our second quarter.  Sales in the second half of 2009 account for approximately 63% of the revenue for 2009 and approximately 59% for 2008.  If sales in the second half of the year are lower than expected, our operating results for the year would be adversely affected since any decline in sales in these periods would have a disproportionately large impact on our annual operating results.

Because we are dependent on our chief executive officer, and the loss of  his services and the failure to hire additional qualified key personnel could harm our business.

Our business is largely dependent upon the continued efforts of our chief executive officer, Anson Yiu Ming Fong, who is also a director. The loss of Mr. Fong or any of our other key employees could have a material adverse effect upon our ability to operate profitably.

Our officers and directors control a significant amount of our common stock.

As of  June 15, 2010, our officers and directors owned or controlled approximately 54.2 % of our outstanding common stock and they, together with members of their families owned, directly or through companies owned by them, approximately 57.4 % of our outstanding common stock and they would have the power to elect all of our directors and to take any action requiring shareholder approval.

Efforts to comply with securities laws and regulations will increase our costs and require additional management resources, and we still may fail to comply.

The SEC requires us, as a reporting company, to include a report of management on our internal controls over financial reporting in our annual reports on Form 10-K, and, commencing with our year ended December 31, 2010, our independent registered public accounting firm must attest to and report on management’s assessment of the effectiveness of our internal controls over financial reporting. Organic Region was not a public company at December 31, 2008 and was not subject to the internal controls requirements of the Sarbanes Oxley Act at that date.  We cannot assure you that, when management evaluates our financial controls in connection with our 2010 financial statements, we will not have identified material weaknesses in our internal controls or disclosure controls. We cannot assure you that we will be successful in addressing any issues that may be raised particularly if we are able to expand our business to operate our proposed green foods distribution hub.  If we are unable to address these issues, or are unable to conclude that we have effective internal controls over financial reporting or if our independent auditors are unable to provide us with an unqualified report as to the effectiveness of our internal controls over financial reporting for 2010, investors could lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our securities.  We cannot assure you that we will be able to adequately address any internal controls issues in a timely manner.

RISKS RE LA TED TO OUR CORPORATE STRUCTURE

Our contractual arrangements with Mr. Xiong Luo, our former chief operating officer, may not be as effective in providing control over Guangzhou Greenland as direct ownership.

Since the law of the PRC limits foreign equity ownership in companies in China, most of our revenue and net income is derived from Guangzhou Greenland, which is owned by our chief operating officer, and we have no equity ownership interest in the Guangzhou Greenland.  We rely on contractual arrangements with Mr. Luo to control and operate this business. These contractual arrangements may not be effective in providing control over the Guangzhou Greenland as direct ownership. In April 2010, Mr. Luo resigned from the position of chief operating officer, although he continues to serve as a director.  We cannot assure you that the Mr. Luo would always act in our best interests.

Because our contracts with Mr. Luo are governed by the laws of the PRC, and because the legal system of the PRC is not as well developed as the United States legal system, we may have difficulty in enforcing any rights we may have under our agreements with Mr. Luo.

Our contractual arrangements with Mr. Luo would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. If Mr. Luo fails to perform his obligations under these contracts, we may have to incur substantial costs to enforce such arrangements and rely on legal remedies under PRC law, including seeking specific performance or injunctive relief, and claiming damages, which may not be available. The legal environment in the PRC is not as developed as in the United States and uncertainties in the Chinese legal system could limit our ability to enforce these contractual arrangements. In the event that we are unable to enforce these contractual arrangements, our business, financial condition and results of operations could be materially and adversely affected since we could cease to have any control over the operations of Guangzhou Greenland, which is required in order to include Guangzhou Greenland’s revenue and income in our financial statements.

If the PRC government determines that the contractual arrangements through which we control Guangzhou Greenland do not comply with applicable regulations, our business could be adversely affected.

Although we believe our contractual relationships through which we control Guangzhou Greenland comply with current licensing, registration and regulatory requirements of the PRC, we cannot assure you that the PRC government would agree, or that new and burdensome regulations will not be adopted in the future. If the PRC government determines that our structure or operating arrangements do not comply with applicable law, it could revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our right to collect revenues, require us to restructure our operations, impose additional conditions or requirements with which we may not be able to comply, impose restrictions on our business operations or on our customers, or take other regulatory or enforcement actions against us that could be harmful to our business.

The owner Guangzhou Greenland has potential conflicts of interest with us, which may adversely affect our business.

Guangzhou Greenland is not a corporate entity but is a proprietorship owned by Xiong Luo, who served as our chief operating officer until his resignation in April 2010.  Conflicts of interest between his dual roles as owner of Guangzhou Greenland and and one of our officers and directors may arise. We cannot assure you that when conflicts of interest arise, Mr. Luo will act in our best interests or that conflicts of interest will be resolved in our favor. In addition, Mr. Luo may breach or refuse to renew the existing contractual arrangements that allow us to receive economic benefits from Guangzhou Greenland. We rely on Mr. Luo to act in good faith and in our best interests, and not use his positions for personal gain. If we cannot resolve any conflicts of interest or disputes between us and Mr. Luo, we would have to rely on legal proceedings, which could result in disruption of our business and substantial uncertainty as to the outcome of any such legal proceedings.

RISKS ASSOCIATED WITH COMPANIES CONDUCTING BUSINESS IN THE PRC

PRC food hygiene and safety laws may become more onerous, which may adversely affect our operations and financial performance and lead to an increase in our costs which we may be unable to pass on to our customers.

Operators within the PRC food processing industry are subject to compliance with PRC food hygiene and safety laws and regulations.  Although our business does not involve processed foods, these laws and regulations may nonetheless require us to obtain a hygiene license. They also set out hygiene standards with respect to food and food additives, packaging and containers, labeling on packaging as well as hygiene requirements for food production and sites, facilities and equipment used for the transportation and the sale of food.  Failure to comply with PRC food hygiene and safety laws may result in fines, suspension of operations, loss of hygiene license and, in certain cases, criminal proceedings against an enterprise and its management.  Although we believe that we are in compliance with current PRC food hygiene and safety laws and regulations that relate to our business, in the event that such laws and regulations become more stringent or widen in scope, we may fail to comply with such laws, or if we comply, our production and distribution costs may increase, and we may be unable to pass these additional costs on to our customers.

Because the scope of our business license is limited, we may need government approval to expand our business.

Our operating subsidiaries are wholly foreign-owned enterprises, commonly known as WFOEs. The scope of business is narrowly defined for all businesses in China, and a WFOE can only conduct business within its approved business scope, which appears on the business license. Our license permits us to engage in our present businesses. Any change in the scope of our business requires further application and government approval. Inevitably, there is a negotiation with the authorities to approve as broad a business scope as is permitted, and we cannot assure you that we will be able to obtain the necessary government approval for any change or expansion of our business.

If the PRC enacts regulations which forbid or restrict foreign investment, our ability to grow may be severely impaired.

We intend to expand our business both by increasing our product range, selling products directly to supermarkets and other retailer outlets, developing our green foods distribution hub, entering into joint ventures and making acquisitions of companies in related industries. Many of the rules and regulations that we would face are not explicitly communicated, and we may be subject to rules that would affect our ability to grow, either internally or through acquisition of other Chinese or foreign companies. There are also substantial uncertainties regarding the proper interpretation of current laws and regulations of the PRC. New laws or regulations that forbid foreign investment could severely impair our businesses and prospects. Additionally, if the relevant authorities find us in violation of PRC laws or regulations, they would have broad discretion in dealing with such a violation, including, without limitation:

•	levying fines;
•	revoking our business and other licenses; and
•	requiring that we restructure our ownership or operations.

Any deterioration of political relations between the United States and the PRC could impair our operations.

The relationship between the United States and the PRC is subject to sudden fluctuation and periodic tension. Changes in political conditions in the PRC and changes in the state of Sino-U.S. relations are difficult to predict and could adversely affect our operations or cause potential acquisition candidates or their goods and services to become less attractive even though we do sell almost all of our products in the PRC. Such a change could lead to a decline in our profitability. Any weakening of relations between the United States and the PRC could have a material adverse effect on our operations, particularly in our efforts to raise capital to expand our business activities.

Our operations and assets in the PRC are subject to significant political and economic uncertainties.

Government policies are subject to rapid change and the government of the PRC may adopt policies which have the effect of hindering private economic activity and greater economic decentralization. There is no assurance that the government of the PRC will not significantly alter its policies from time to time without notice in a manner with reduces or eliminates any benefits from its present policies of economic reform. In addition, a substantial portion of productive assets in the PRC remains government-owned. For instance, all land is state-owned and leased to business entities or individuals through governmental granting of state-owned land use rights. The granting process is typically based on government policies at the time of granting, which could be lengthy and complex. This process may adversely affect our future expansion, especially as we are seeking both to expand and diversify our fruit and vegetable production. The government of the PRC also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency and providing preferential treatment to particular industries or companies. Uncertainties may arise with changing of governmental policies and measures. In addition, changes in laws and regulations, or their interpretation, or the imposition of confiscatory taxation, restrictions on currency conversion, imports and sources of supply, devaluations of currency, the nationalization or other expropriation of private enterprises, as well as adverse changes in the political, economic or social conditions in the PRC, could have a material adverse effect on our business, results of operations and financial condition.

Our operations may not develop in the same way or at the same rate as might be expected if the PRC economy were similar to the market-oriented economies of OECD member countries.

The economy of the PRC has historically been a nationalistic, “planned economy,” meaning it functions and produces according to governmental plans and pre-set targets or quotas. In certain aspects, the PRC’s economy has been making a transition to a more market-oriented economy, although the government imposes price controls on certain products and in certain industries. However, we cannot predict the future direction of these economic reforms or the effects these measures may have. The economy of the PRC also differs from the economies of most countries belonging to the Organization for Economic Cooperation and Development (the “OECD”), an international group of member countries sharing a commitment to democratic government and market economy. For instance:

•	the level of state-owned enterprises in the PRC, as well as the level of governmental control over the allocation of resources is greater than in most of the countries belonging to the OECD;

•	the level of capital reinvestment is lower in the PRC than in other countries that are members of the OECD;

•	the government of the PRC has a greater involvement in general in the economy and the economic structure of industries within the PRC than other countries belonging to the OECD;

•
the PRC has various impediments in place that make it difficult for foreign firms to obtain local currency, as opposed to other countries belonging to the OECD where exchange of currencies is generally free from restriction.

As a result of these differences, our business may not develop in the same way or at the same rate as might be expected if the economy of the PRC were similar to those of the OECD member countries.

Price controls may affect both our revenues and net income.

The laws of the PRC provide for the government to fix and adjust prices. Although our products are not presently subject to price controls, the government has the power to impose controls on both the price at which we sell products and the price we pay for products.  To the extent that we become subject to price control, our revenue, gross profit, gross margin and net income will be affected since the revenue we derive from our sales would be limited by price controls on our selling prices and, unless there is also price control on the products that we purchase from our suppliers, we may face no limitation on our costs. Further, if price controls affect both our revenue and our costs, our ability to be profitable and the extent of our profitability will be effectively subject to determination by the applicable regulatory authorities in the PRC.   We cannot assure you that the government will not adopt price controls that affect our business.

Because our officers and some of our directors reside outside of the United States, it may be difficult for you to enforce your rights against them or enforce United States court judgments against them in the PRC.

Most of our directors and all of our executive officers reside in the PRC and substantially all of our assets are located in the PRC. It may therefore be difficult for United States investors to enforce their legal rights, to effect service of process upon our directors or officers or to enforce judgments of United States courts predicated upon civil liabilities and criminal penalties of our directors and officers under federal securities laws. Further, it is unclear if extradition treaties now in effect between the United States and the PRC would permit effective enforcement of criminal penalties of the federal securities laws.

We may have limited legal recourse under Chinese law if disputes arise under contracts with third parties.

Almost all of our agreements with our employees and third parties, including our supplier and customers and our agreement with Mr. Luo with respect to Guangzhou Greenland, are governed by the laws of the PRC. The legal system in the PRC is a civil law system based on written statutes. Unlike common law systems, such as we have in the United States, it is a system in which decided legal cases have little precedential value. The government of the PRC has enacted some laws and regulations dealing with matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, their experience in implementing, interpreting and enforcing these laws and regulations is limited, and our ability to enforce commercial claims or to resolve commercial disputes is unpredictable. The resolution of these matters may be subject to the exercise of considerable discretion by agencies of the PRC, and forces unrelated to the legal merits of a particular matter or dispute may influence their determination. Any rights we may have to specific performance or to seek an injunction under Chinese law are severely limited, and without a means of recourse by virtue of the Chinese legal system, we may be unable to prevent these situations from occurring. The occurrence of any such events could have a material adverse effect on our business, financial condition and results of operations.

Because we have limited business insurance in the PRC, we may not be protected from risks that are customarily covered by insurance in the United States.

We have and will continue to maintain workers’ insurance for all of our workers on our processing lines, at our wholesale centers and on our plantation bases in Luo Chuan and Wanqingsha. However, business insurance is not readily available in the PRC. To the extent that we suffer a loss of a type which would normally be covered by insurance in the United States, such as product liability and general liability insurance, we would incur significant expenses in both defending any action and in paying any claims that result from a settlement or judgment.

Failure to comply with the United States Foreign Corrupt Practices Act could subject us to penalties and other adverse consequences.

We are subject to the United States Foreign Corrupt Practices Act, which generally prohibits United States companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Foreign companies, including some that may compete with us, are not subject to these prohibitions. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices occur from time-to-time in the PRC. We can make no assurance, however, that our employees or other agents will not engage in such conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

If the United States imposes trade sanctions on the PRC due to its currency, export or other policies, our ability to succeed in the international markets may be diminished.

The PRC currently “pegs” its currency to a basket of currencies, including United States dollar. This means that each unit of Chinese currency has a set ratio for which it may be exchanged for United States currency, as opposed to having a floating value like other countries’ currencies. This policy is currently under review by policy makers in the United States. Trade groups in the United States have blamed the cheap value of the Chinese currency for causing job losses in American factories, giving exporters an unfair advantage and making its imports expensive. There is increasing pressure for the PRC to change its currency policies to provide for its currency to float freely on international markets. As a result, Congress is considering the enacting legislation which could result in the imposition of quotas and tariffs. If the PRC changes its existing currency policies or if the United States or other countries enact laws to penalize the PRC for its existing currency policies, our business may be adversely affected, even though we do not sell outside of the PRC. The implementation of policies sought by the United States could make our products most costly in the international market.  We cannot predict what action the PRC may take in the event that the United States imposes tariffs, quotas or other sanctions on Chinese products. Even though we do not sell products into the United States market, it is possible that such action by the PRC may nonetheless affect our business since we are a United States company, although we cannot predict the nature or extent thereof. Any government action which has the effect of inhibiting foreign investment could hurt our ability to raise funds that we need for our operations. The devaluation of the currency of the PRC against the United States dollar would have adverse effects on our financial performance and asset values when measured in terms of the United States dollar.

Exchange controls that exist in the PRC may limit our ability to utilize our cash flow effectively.

We are subject to the PRC’s rules and regulations affecting currency conversion. Any restrictions on currency exchanges may limit our ability to use our cash flow for the distribution of dividends to our shareholders or to fund operations we may have outside of the PRC. Conversion of RMB, the currency of the PRC, for capital account items, including direct investment and loans, is subject to governmental approval in the PRC, and companies are required to open and maintain separate foreign exchange accounts for capital account items. We cannot be certain that the regulatory authorities of the PRC will not impose more stringent restrictions on the convertibility of the RMB, especially with respect to foreign exchange transactions.  To the extent that we develop an export business, we could be affected by the PRC’s exchange controls.

A downturn in the economy of the PRC may slow our growth and profitability.

The growth of the Chinese economy has been uneven across geographic regions and economic sectors. There can be no assurance that growth of the Chinese economy will be steady or that any downturn will not have a negative effect on our business especially if it results in either a decreased use of products such as ours or in pressure on us to lower our prices.

If certain tax exemptions within the PRC regarding withholding taxes are removed, we may be required to deduct corporate withholding taxes from any dividends we may pay in the future.

Under the PRC’s current tax laws, regulations and rulings, companies are exempt from paying withholding taxes with respect dividends paid to shareholders outside of the PRC. However, if the foregoing exemption is removed, we may be required to deduct certain amounts from any dividends we pay to our shareholders.

If our favorable tax treatment is overturned, we may be subject to significant penalties.

On March 16, 2007, the PRC’s National People’s Congress passed a new corporate income tax law, which became effective on January 1, 2008. This new income tax unifies the corporate income tax rate of domestic enterprise and foreign investment enterprises to 25%. Preferential tax treatments will continue to be granted to entities that are classified as “high and new technology enterprises strongly supported by the State” or conduct business in sectors that are encouraged by the PRC’s National People’s Congress. This new tax law, however, does not clearly define the requirements or criteria for receiving these preferential tax treatments. As agriculture companies, some of our subsidiaries presently benefit from full or 50% exemptions from enterprise income tax. Because clear implementation and requirement rules or guidelines for the new tax law have not yet been promulgated, we cannot assure you that our subsidiaries will maintain their preferential tax status or that we will not be assessed significant penalties.

If the PRC tax authorities dispute our method of paying value added taxes, we may be subject to penalties under the tax laws of the PRC.

Under the commercial practice of the PRC, we paid value added taxes (“VAT”) and business tax based on tax invoices issued. We generally issue our tax invoice subsequent to the date on which revenue is recognized, and there may be a considerable delay between the date on which the revenue is recognized and the date on which the tax invoice is issued. In the event that the PRC tax authorities dispute the date of which revenue is recognized for tax purposes, the PRC tax office has the right to assess a penalty which can range from zero to five times of tax which is determined to have been improperly deferred. Although we believe that we are paying VAT and business taxes in accordance with the common practice in PRC, we cannot assure you that the PRC tax authorities would not reach a different conclusion and determine that common practice is not in accordance with the tax laws of the PRC. If a penalty is ultimately assessed against us, the penalty could represent a material amount.

Because the government has the power to withdraw our licenses, we cannot guarantee that we will continue to hold the necessary licenses.

In order for a company to engage in a business in the PRC, it must have a business license, which is issued by the government.  Our subsidiaries possess business licenses which permit them to engage in their respective businesses.  These licenses are subject to inspection by the government agencies of our facilities.  The government has the power to withdraw a license from those companies which may be disqualified as a result of these inspections by the central government. We cannot provide any assurance that we may be able to maintain our present licenses or that we will be able to obtain any additional licenses that may be required if we seek to expand the scope of our business.

RISKS ASSOCIATED WITH INVESTING IN OUR COMMON STOCK

Any adjustment in the conversion rate or exercise price of the preferred stock and warrants sold in our August 2009 financing could have a depressive effect on our stock price and the market for our stock.

 If we are required to adjust the conversion price or warrant exercise price relating to the series A preferred stock or warrants pursuant to any of the adjustment provisions of the agreements relating to our $1,000,000 August 200 9 financing, the adjustment, or the perception that an adjustment may be required, may have a depressive effect on both our stock price and the market for our stock.

The market price of our common stock is volatile, leading to the possibility of its value being depressed at a time when you may want to sell your holdings.

Although our stock is quoted on the OTB Bulletin Board, there is not an active market for our common stock.  There are many days in which there is no or insignificant trading volume in our common stock. The absence of any significant activity can result in a very volatile stock.  When there is little trading activity, the purchase or sale of a relatively small number of shares could result in a disproportionate change in the stock price.  In addition, numerous other factors, many of which are beyond our control, may cause the market price of our common stock to fluctuate significantly.  In addition to market and industry factors, the price and trading volume for our common stock may be highly volatile for specific business reasons.  Factors such as variations in our revenues, earnings and cash flow, announcements of new investments, cooperation arrangements or acquisitions, and fluctuations in market prices for our products could cause the market price for our shares to change substantially.  Securities class action litigation is often instituted against companies following periods of volatility in their stock price. This type of litigation could result in substantial costs to us and divert our management’s attention and resources.

Because of our low stock price, you may have difficulty selling shares of our common stock.

The SEC has adopted regulations which generally define so-called “penny stocks” to be an equity security that has a market price less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exemptions.  The definition of a penny stock does not treat as a penny stock the stock of issuers that meet certain financial requirements, including average revenue of at least $6,000,000 for the last three years.  Although we do not believe that our stock meets the definition of a penny stock because our revenue for each of the past three years exceeded $6 million, many brokerage firms will not process stock purchases or sales of low-priced stocks, regardless of whether the stock meets the definition of a penny stock.

Our common stock is quoted on the OTC Bulletin Board which may have an unfavorable impact on our stock price and liquidity.

Our common stock is quoted on the OTC Bulletin Board, which is not a stock exchange.  The OTC Bulletin Board is a significantly more limited market than the New York Stock Exchange or NASDAQ Stock Market.  The quotation of our shares on the OTC Bulletin Board may result in a less liquid market available for existing and potential shareholders to trade shares of our common stock, could depress the trading price of our common stock and could have a long-term adverse impact on our ability to raise capital in the future.

Our ability to issue preferred stock may make it more difficult for a third party to effect a change-of-control.

Our articles of incorporation authorize our board of directors to issue up to 20,000,000 shares of preferred stock.  The preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by the board of directors without further action by the shareholders.  These terms may include preferences as to dividends and liquidation, conversion rights, redemption rights and sinking fund provisions.  The issuance of any preferred stock could diminish the rights of holders of our common stock, and therefore could reduce the value of such common stock.  In addition, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with, or sell assets to, a third party.  The ability of the board of directors to issue preferred stock could make it more difficult, delay, discourage, prevent or make it more costly to acquire or effect a change-in-control, which in turn could prevent our shareholders from recognizing a gain in the event that a favorable offer is extended and could materially and negatively affect the market price of our common stock.

The potential sale of 20 ,000,000 shares pursuant to this prospectus, as well as the existence other outstanding warrants, may have a depressive effect on the price and market for our common stock.

As of June 15, 2010, we had outstanding warrants to purchase 44,760,544 shares of common stock, including warrants to purchase 20,000,000 shares of common stock held by the selling shareholders. In addition, warrants to purchase 3,333,333 shares of common stock were issuable upon exercise of outstanding options to purchase 4,166,667 shares of common stock.  The selling shareholders hold shares of series A preferred stock which are convertible into 22,220,000 shares of common stock.  The potential sale of 20 ,000,000 shares of common stock pursuant to this prospectus together with the other outstanding warrants may have a depressive effect on our stock price and make it more difficult for us to raise any significant funds in the equity market if our business requires additional funding.

The market for our common stock may be affected by the reset provisions in the series A preferred stock and warrants.

The conversion price of the series A preferred stock and the exercise price of the warrants is subject to a downward adjustment if we sell common stock at a price, or issue convertible securities with an exercise or conversion price that is less than the respective conversion price of the series A preferred stock or the exercise price of the $0.15 warrants, the conversion price of the series A preferred stock and the exercise price of the $0.15 warrant shall be reduced to the such lower price.  If we sell common stock at a price, or issue convertible securities with an exercise or conversion price that is less than the exercise price of the $0.25 warrants, the exercise price of the $0.25 warrant shall be reduced on a formula basis. The potential adjustment, which would result in increased dilution to the shareholders and a reduction in the exercise price of the warrants, could have an adverse effect upon the market for and the market price of our common stock.

FORWARD-LOOKING STATEMENTS

Statements in this prospectus may be “forward-looking statements.” Forward-looking statements include, but are not limited to, statements that express our intentions, beliefs, expectations, strategies, predictions or any other statements relating to our future activities or other future events or conditions. These statements are based on current expectations, estimates and projections about our business based, in part, on assumptions made by management. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may, and are likely to, differ materially from what is expressed or forecasted in the forward-looking statements due to numerous factors, including those described above and those risks discussed from time to time in this prospectus, including the risks described under “Risk Factors,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus and in our Form 10-K annual report for the year ended December 31, 2009. In addition, such statements could be affected by risks and uncertainties related to weather and natural disasters, our ability to conduct business in the PRC, product demand, including the demand for fruit and vegetable products, our ability to develop and maintain good relations with local cooperative suppliers, our ability to raise any financing which we may require for our operations, including financing for our green produce hub, competition, government regulations and requirements, pricing and development difficulties, our ability to make acquisitions and successfully integrate those acquisitions with our business, as well as general industry and market conditions and growth rates, and general economic conditions. Any forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this prospectus.

USE OF PROCEEDS

We will not receive any proceeds from the sale by the selling shareholders of their common stock. If the selling shareholders exercise any warrants, we will receive the amount of the exercise price. Based on the present exercise prices of $0.14 per share, with respect to warrants to purchase a total of 10,000,000 shares of common stock, and $0.25, with respect to warrants to purchase 10 ,000,000 shares, if those warrants were to be exercised, we would receive gross proceeds of approximately $ 3.9 million. There is not an active market in our common stock, and we cannot assure you that any of the warrants will be exercised.  To the extent that we receive any proceeds from the exercise of warrants, such proceeds will be used for working capital and other corporate purpose.  One of our projects that requires immediate funding is a distribution hub for green foods that we are constructing in the Guangzhou Yuncheng wholesale marker.  The total cost of this project is estimated at approximately $15 million, of which, as of May 31, 2010, we had paid approximately $ 6.3 million toward the construction of our distribution hub.  However, our ability to fund any portion of the balance of this project from the proceeds of the warrants is dependent upon whether and when we receive such proceeds.  To the extent that we do not receive any or sufficient proceeds from the exercise of the warrants to provide us with funding for this project, we will use our working capital for this purpose and, if necessary, seek other debt or equity financing.

SELLING SHAREHOLDERS

The following table sets forth the names of the selling shareholders, the number of shares of common stock owned beneficially by the selling shareholders as of June 15 , 2010, and the number of shares of our common stock that may be offered by the selling shareholders pursuant to this prospectus. The table and the other information contained under the captions “Selling Shareholders” and “Plan of Distribution” has been prepared based upon information furnished to us by or on behalf of the selling shareholders. The following table sets forth, as to each of the selling shareholders, the number of shares beneficially owned, the number of share being sold, the number of shares beneficially owned upon completion of the offering and the percentage beneficial ownership upon completion of the offering.

			After Sale of Shares in Offering
Name	Shares Beneficially Owned	Shares Being Sold	Shares Beneficially Owned	Percent of Outstanding 4
T Squared Investments LLC 1	13,709,948	14 ,000,000	15,929,701	9.99%
Silver Rock II, Ltd. 2	6,408,000	3 ,000,000	3,4 08,000	2.24%
Celenian Appreciation Fund, LP 3	6,824,700	3, 000,000	3,8 24,700	2.50%

___________________
1
Each of Mark C. Jensen and Thomas Sauve, managing members of T Squared Capital LLC, the managing member of T Squared Investments, acting singly, has the power to vote and dispose of the shares beneficially owned by T Squared Investments. The shares beneficially owned by T Squared Investments includes 4, 375,150 shares of common stock owned by T Squared Investments and 1,041,750 shares of common stock owned by T Squared China Fund LLC, an affiliate of T Squared Investments which is also managed by T Squared Capital.  The remaining shares beneficially owned by T Squared Investments are shares of common stock issuable upon exercise of warrants and conversion of series A preferred stock owned by T Squared Investments.  The certificate of designation for the series A preferred stock and the warrants provide that the series A preferred stock may not be converted and the warrants may not be exercised to the extent that such conversion or exercise would result in the holder and its affiliates owning more than 9.99% of the outstanding stock after giving effect to the conversion or exercise. As a result of this 9.99% limitation, the number of shares of common stock shown as beneficially owned by T Squared Investments after the offering represents the number that, upon such exercise or conversion, would result in T Squared Investments and its affiliates owning 9.99% of the then outstanding common stock, assuming that the warrants to purchase 20, 000,000 shares were exercised in full and the underlying shares were sold. The total number of shares which T Squared Investments would own beneficially if the 9.99% limitation were not applicable is 3 4 ,820,900 shares prior to this offering, representing (i) 4 ,375,150 shares of common stock owned by T Squared Investments; (ii) 1,041,750 shares of common stock owned by T Squared China Fund, (iii) 20, 000,000 shares of common stock issuable upon exercise of the warrants owned by T Squared Investments, and (iv) 15,404,000 shares of common stock issuable upon conversion of series A preferred stock owned by T Squared Investments, which would represent beneficial ownership of 22.0 % of our common stock. The total number of shares which T Squared Investments would own beneficially after completion of the offering, assuming all shares offered had been sold, if the 9.99% limitation were not applicable would be 2 0,8 20,900 shares of common stock, which would represent beneficial ownership of 1 2.3 % of our common stock.

2
Rima Salam has sole voting and dispositive power over the shares beneficially owned by Silver Rock II.  All shares beneficially owned by Silver Rock II represent shares issuable upon exercise of warrants and upon conversion of series A preferred stock.

3
Ikro Yoon, the managing member of Celenian Capital, LLC, which is the general partner of Celenian Appreciation Fund, has sole voting and dispositive power over the shares beneficially owned by Celenian Appreciation Fund.  Celenian Appreciation Fund owns 416,700 shares of common stock.  The remaining shares are issuable upon exercise of warrants and upon conversion of series A preferred stock.  Shares beneficially owned by Celenian Appreciation Fund do not include 833,400 shares owned personally by Ikro Yoon.

4
The shares offered by T Squared Investments, Silver Rock II and Celenian Appreciation Fund represent shares of common stock issuable upon exercise of warrants issued in the August 2009 financing.  Except for the securities that were issued in the August 2009 private placement, upon exercise of rights granted in the August 2009 private placement or shares of common stock that were issued in the February 2010 and May 2010  private placement s , none of the selling shareholders holds any of our securities.

Except as expressly provided in the certificate of designation relating to the series A preferred stock or the warrants, no holder of the series A preferred stock or warrants may convert the series A preferred stock into shares of common stock or exercise the warrants to the extent that such conversion or exercise would result in beneficial ownership by such investor and its affiliates of more than 9.99% of the then outstanding number of shares of common stock on such date. Beneficial ownership is determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and Regulation 13d-3 thereunder. These provisions limit the ability of the holders of the series A preferred stock and warrants to convert their shares of series A preferred stock and exercise their warrants. These provisions do not affect Silver Rock II or Celenian Appreciation Fund since the total number of shares beneficially owned by each of them is less than 9.99% of the outstanding stock. As the number of outstanding shares of common stock increases, whether upon conversion of the series A preferred stock or exercise of warrants or for any other reason, the number of shares which could be issued under this limitation will increase. In the event that any holder of the series A preferred stock or the warrants issued in the August 2009 private placement transfers its shares of series A preferred stock or warrants, the transferee, if it is not an affiliate of the transferor, would be subject to a separate 9.99% limitation.

None of the selling shareholders has, or within the past three years has had, any position, office or material relationship with us or with any of our predecessors or affiliates.  None of the selling shareholders or any of their affiliates are affiliates or associates of any broker-dealer.

Private Placements with Selling Shareholders

Pursuant to a series A convertible preferred stock and warrant purchase agreement dated August 7, 2009, among us and the selling shareholders, we issued and sold to the selling shareholders, for $1,000,000 the following securities:
Name	Shares of Series A Preferred Stock	Common Stock Issuable upon Conversion of Series A Preferred Stock	$0.14 Warrants	$0.25 Warrants
T Squared Investments LLC	700,000	7,952,000	7,000,000	7,000,000
Silver Rock II, Ltd.	150,000	1,704,000	1,500,000	1,500,000
Celenian Appreciation Fund	150,000	1,704,000	1,500,000	1,500,000
	1,000,000	11,360,000	10,000,000	10,000,000

In addition, the selling shareholders received an option, exercisable until February 10, 2010, to purchase up to the same number of shares of series A preferred stock that were issued at the closing.  These option were exercised in December 2009 and January 2010, and we issued a total of 1,000,000 shares of series A preferred stock to the selling shareholder s , with each selling shareholder purchasing the number of shares listed after its name under the heading “Shares of Series A Preferred Stock.”  Since, at the date the options were exercised, we had only 1,000,000 authorized shares of series A preferred stock, the options were exercised subject to our amending the certificate of designation to increase the number of authorized shares of series A preferred stock to 2,000,000 shares.  Such amendment was filed with the Secretary of State of the State of Nevada on May 17, 2010.

On February 8, 2010, we sold to T Squared Investments, T Squared China Fund, Celenian Appreciation Fund and  Ikro Yoon a total of 4,167,000 shares of common stock for a purchase price of $0.12 per share, for a total of $500,000.

On February 19, 2010, T Squared Investments converted 44,015 shares of series A preferred stock into 500,000 shares of common stock.

On May 27, 2010, we completed a $3.4 million private placement pursuant to which we issued 17,000,000 shares of common stock at a purchase price of $0.20 per shares.  T Squared Investments purchased 2,000,000 shares of common stock for $400,000 in the private placement.  The issuance of these shares did not result in an adjustment in the exercise price of the warrants held by the selling shareholders under the terms of the warrants.

The following table sets forth information as to the shares of common stock beneficially acquired by all of the selling shareholders during the period from August 2009 through  May 2010:

	Shares Issued or Issuable on Conversion of Series A Preferred Stock	Shares Issuable on Exercise of		Shares Issued in February and May 2010 Financing s2
Name		$0.14 Warrants	$0.25 Warrants		Total
T Squared Investments LLC	15,904,000	7,000,000	7,000,000	4 ,916,900	3 4 ,820,900
Silver Rock II, Ltd.	3,408,000	1,500,000	1,500,000	0	6,408,000
Celenian Appreciation Fund	3,408,000	1,500,000	1,500,000	416,700	6,824,700
	22,720,000	10,000,000	10,000,000	5 ,333,600	48 ,053,600
____________________
1
The shares of common stock issued or issuable on conversion of the series A preferred stock reflects, with respect to T Squared Investments, 500,000 shares of common stock which were issued on conversion of series A preferred stock and 15,404,000 shares issuable on conversion of series A preferred stock.

2	The shares of common stock issued in the February and May 2010 financings represent, with respect to T Squared Investments, 3 ,875,150 shares of common stock owned by T Squared Investments and 1,041,750 shares of common stock owned by its affiliate, T Squared China Fund. The shares issued to Celenian Appreciation Fund do not include 833,400 shares sold to Ikro Yoon, the managing member of Celenian Capital, which is the general partner of Celenian Appreciation Fund.

Pursuant to the purchase agreement relating to the August 2009 private placement, in addition to the foregoing, we agreed that:

•
By August 7, 2010, or earlier if our common stock is listed on a national stock exchange, we would have a board of directors with a majority of independent directors and audit and compensation committees which meet the requirements of the Nasdaq Stock Market.

•	By August 7, 2010, we would have appointed a chief financial officer who is bilingual and competent in US GAAP auditing procedures and compliance.

•
We would maintain our listing on the OTC Bulletin Board or a national stock exchange; provided that if we are not so listed, as long as the investors owned series A preferred stock, we would pay the investors, as liquidated damages, an amount equal to 1% of the purchase price per month, which is $10,000 per month if all of the shares of series A preferred stock are then outstanding, until the stock is again listed on the OTC Bulletin Board or a national stock exchange.

•
We would cancel any outstanding preferred stock and, prior to August 7, 2012, not issue additional shares of preferred stock, other than pursuant to the purchase agreement or sales at a price of $0.135 per share on an as-converted basis.

•	We would have outstanding convertible debt converted into either a straight loan with a reasonable payment schedule or converted into common stock at a price of not less than $0.085 per share.

•
With certain exceptions, if, prior to August 7, 2011, we issue stock at a price less than the conversion price of the series A preferred stock, which is currently $0.088 per share, then the conversion price of the series A preferred stock would be reduced to the lower price at which such shares were sold.

•
If our net income for 2009, as defined, is less than $0.045 per share on a fully-diluted basis, then the conversion price will be reduced by the percentage shortfall, subject to a maximum reduction of 40%.  Our net income for 2009, as defined, exceeded this threshold and no adjustment was made pursuant to this provision.

•	We paid $45,000 to T Squared Investments for its due diligence.

Each share of series A preferred stock is convertible into 11.36 shares of common stock.

The holders of the series A preferred stock have no voting rights except as required by law or as expressly provided in the certificate of designation.  The certificate of designation relating to the series A preferred stock provides that, as long as any shares of series A preferred stock are outstanding, we shall not, without the affirmative approval of a majority of the holders of the series A preferred stock then outstanding, (a) alter or change adversely the powers, preferences or rights given to the series A preferred stock or alter or amend the certificate of designation relating to the series A preferred stock, (b) authorize or create any class of stock ranking as to dividends or distribution of assets upon a liquidation senior to or otherwise pari passu with the series A preferred stock, or any of preferred stock possessing greater voting rights or the right to convert at a more favorable price than the series A preferred stock, (c) amend our articles of incorporation or other charter documents in breach of any of the provisions hereof, (d) increase the authorized number of shares of series A preferred stock, or (e) enter into any agreement with respect to the foregoing; provided, however, that any creation or authorization of another series of junior securities shall not be deemed to adversely affect such rights, preferences, privileges of voting powers.

The certificate of designation for the series A preferred stock prohibits us from paying dividends on our common stock or redeeming common stock while any shares of series A preferred stock are outstanding.

In the event of our liquidation, dissolution or winding up, the holders of the series A preferred stock are to receive a payment of $1.00 per share of series A preferred stock before any distribution is made to the common stock or any securities junior to the series A preferred stock upon liquidation, dissolution or winding up.  See “Description of Capital Stock – Series A Preferred Stock” for information concerning the rights, preferences, privileges and limitations applicable to the series A preferred stock.

The warrants have exercise prices of $0.14 as to 10,000,000 shares and $0.25 as to 10,000,000 shares.  This prospectus covers the 2 0,000,000 shares of common stock issuable upon exercise of these warrants.  The warrants may be exercised at any time prior to the August 7, 2014 expiration date.  In the event that, prior to August 7, 2011, we issue common stock at a price less than the exercise price, the exercise price of the $0.14 warrants is reduced to the consideration received by us for the issuance of the shares.  The selling shareholders, who are the sole holders of the warrants, waived the provision relating to an adjustment for sales at a lower price in connection with the February 2010 private placement.  In the event that, during the period from August 7, 2010 until August 7, 2011, we issue common stock at a price which is less than the exercise price, the exercise price of the $0.25 warrants is reduced to a fraction of the then current exercise price, the numerator of which is the sum of (i) the number of outstanding shares, assuming the exercise or conversion of all options, warrants and other convertible securities, plus (ii) the number of shares which the consideration for the new shares would have purchased at the exercise price then in effect, and the denominator of which is the number of outstanding shares, assuming the exercise or conversion of all options, warrants and other convertible securities, immediately after the issuance of the new securities.

The warrants also give us the right to force exercise of the warrants if the underlying stock is registered under the Securities Act of 1933 and the per share market price for the common stock, for each of the 30 days prior to the date we exercise this right is $0.50, in the case of the $0.25 warrants, and $0.30, in the case of the $0.14 warrants.

The certificate of designation and the warrants provide that those securities may not be exercised or converted if such conversion or exercise would result in the holder and its affiliates having beneficial ownership of more than 9.99% of our outstanding common stock. Beneficial ownership is determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and Rule 13d-3 thereunder.

PLAN OF DISTRIBUTION

The selling shareholders and any of their pledgees, donees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions or by gift. These sales may be made at fixed or negotiated prices. The selling shareholders cannot predict the extent to which a market will develop or, if a market develops, what the price of our common stock will be. If a public market develops for the common stock, the selling shareholders may sell their shares of common stock in the public market based on the market price at the time of sale or at negotiated prices. Subject to the foregoing, the selling shareholders may use any one or more of the following methods when selling or otherwise transferring shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which a broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	sales to a broker-dealer as principal and the resale by the broker-dealer of the shares for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions, including gifts;

•	covering short sales made after the date of this prospectus;

•	pursuant to an arrangement or agreement with a broker-dealer to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method of sale permitted pursuant to applicable law.

The selling shareholders may also sell shares pursuant to Rule 144 or Rule 144A under the Securities Act, if available, rather than pursuant to this prospectus.

See “Selling Shareholders” for information concerning the restriction on the right of the holders of the series A preferred stock and the warrants to convert the shares of series A preferred stock and to exercise warrants if such conversion or exercise would result in the holder and his or its affiliates beneficially owning more than 9.99% of our common stock.

Broker-dealers engaged by the selling shareholders may arrange for other brokers dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved. None of the other selling shareholders are affiliates of broker-dealers.

A selling shareholder may from time to time pledge or grant a security interest in some or all of the shares or common stock or warrant owned by them and, if the selling shareholder defaults in the performance of the secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933 amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus.

In connection with the sale of our common stock or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions which may in turn engage in short sales of our common stock in the course of hedging the positions they assume. The selling shareholders may, after the date of this prospectus, also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge their common stock to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling shareholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus. In the event of a transfer by a selling shareholder of the series A preferred stock, warrants or the common stock issuable upon conversion or transfer the series A preferred stock or warrants other than a transfer pursuant to this prospectus or Rule 144 of the SEC, we may be required to amend or supplement this prospectus in order to name the transferee as a selling shareholder.

The selling shareholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. The selling shareholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

Because the selling shareholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. Federal securities laws, including Regulation M, may restrict the timing of purchases and sales of our common stock by the selling shareholders and any other persons who are involved in the distribution of the shares of common stock pursuant to this prospectus.

We may be required to amend or supplement this prospectus in the event that (a) a selling shareholder transfers securities under conditions which require the purchaser or transferee to be named in the prospectus as a selling shareholder, in which case we will be required to amend or supplement this prospectus to name the selling shareholder, or (b) any one or more selling shareholders sells stock to an underwriter, in which case we will be required to amend or supplement this prospectus to name the underwriter and the method of sale.

We are required to pay all fees and expenses incident to the registration of the shares. We have agreed to indemnify the selling shareholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

MARKET FOR COMMON STOCK AND SHAREHOLDER MATTERS

Market Information

Our common stock is quoted on the OTC Bulletin Board under the symbol SGLA. Our stock was previously quoted under the symbol HRYC. The following table sets forth the high and low bid price of our stock by quarter from January 1, 2008 through March 31, 2010, as reported on www.quotemedia.com. These prices represent inter-dealer quotations without retail markup, markdown, or commission and may not necessarily represent actual transactions.

	2008		2009		2010
	High	Low	High	Low	High	Low
First quarter	$0.005	$0.005	$0.30	$0.09	$0.35	$0.20
Second quarter	0.005	0.002	0.10	0.08
Third quarter	0.004	0.002	0.25	0.04
Fourth quarter	0.040	0.040	0.40	0.04

On June 21, 2010, the last reported sales price for our common stock was $0. 20 per share.

On June 21, 2010, we had approximately 156 record holders of our common stock. This number does not include shares held by brokerage clearing houses, depositories or others in unregistered form.

We have not paid dividends since our inception. The certificate of designation for the series A preferred stock prohibits us from paying dividends on our common stock or redeeming common stock while any shares of series A preferred stock are outstanding.  Any future decisions regarding dividends will be made by our board of directors.  We currently intend to retain and use any future earnings for the development and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

At June 15 , 2010, we had the following shares of common stock reserved for issuance, based on the respective conversion rates and exercise prices in effect on that date:

•	22,220,000 shares of common stock issuable upon conversion of series A preferred stock.

•	44,760,544 shares of common stock issuable upon exercise of outstanding warrants and options.

•
3,333,333 shares of common stock issuable upon exercise of warrants which may be issued upon exercise of an option to purchase 4,166,667 shares which was granted to investors in an August 3, 2009 private placement.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

The following discussion of the results of our operations and financial condition should be read in conjunction with our financial statements and the related notes, which appear elsewhere in this prospectus. The following discussion includes forward-looking statements. For a discussion of important factors that could cause actual results to differ from results discussed in the forward-looking statements, see “Forward Looking Statements.”

Overview

We are engaged in the wholesale distribution, marketing and sales of premium fruits in China. Our main products include Fuji apples, emperor bananas and tangerine oranges.  We purchase our products directly from farming cooperative groups to whom we provide varying degrees of farming, harvesting and marketing services.  Almost all of our products are sold by us at the Guangdong Yun Cheng wholesale market and the Beijing Xin Fadi agricultural products wholesale market, two major markets for the sale of agricultural products in their respective areas, where we lease space to sell our produce.  We sell to trading agents who sell our products to customers in and around the provinces in which the produce is grown.

We have recently introduced a line of vegetable products, which we process and distribute to end users. However, our revenue from vegetables has been nominal through  March 31, 20 10 .

Fruits, such as apples, bananas and oranges, as well as vegetables are considered staples in the Chinese diet, similar to rice and meat, and historically, demand for these products has not fluctuated with the ups and downs of the general economy. As a result, we have not yet seen a significant decline in our business from the recent economic downturn and the global credit crisis. However, if economic conditions further deteriorate, including business layoffs, downsizing, industry slowdowns and other similar factors that affect our distributors, customers, suppliers, farmers and creditors, we could see a reduction in the demand for our products which could have a material adverse effect on our business operations. Since we promote our products a s premium foods, in troubled economic times, consumers may purchase cheaper fruits and vegetables rather than our products, which could affect both our revenue and our gross margin.

All fruits and vegetables are perishable, and are subject to spoilage if they are not delivered to market in a timely manner.  Our ability to both purchase and sell produce is dependent upon a number of factors which are not under our control.  Severe weather conditions and natural disasters, such as floods, droughts, frosts, earthquakes or pestilence, may affect our ability both to purchase products and to sell our products at the wholesale markets.  Under these conditions, we may incur a higher cost of cold storage with no assurance that, even in the best conditions, spoilage cannot be avoided.

Since weather conditions are not uniform throughout China, our competitive position may be impaired if our competitors are able to deliver produce to market at a time when we are not able to make deliveries, either because we are unable to purchase the produce or because we are unable to bring the produce to market.

We only have long-term arrangements to purchase produce from five farming cooperatives.  If we are not able to purchase our produce from these farmers, whether because of a shortage, because of government regulations or otherwise, we may be unable to purchase produce from other co-ops or farmers, and if we are able to purchase produce, our costs may be greater, which could impair our gross margins.

Substantially all of our produce is grown by farming cooperatives on land which we lease pursuant to 25-year lease and development agreements which we entered into during the period from 2005 to 20 10 .  All of these leases were entered into with the farmers who held the land use rights from the government.  The farming cooperatives consist of many farmers who held the land use rights.  Pursuant to these agreements, as of March 31, 20 10 , we had paid a total of $2 4.3 million to the holders of the land use rights, who are not affiliated with us, and the farmers agreed to manage the land and plant the crops and we received a priority right to purchase the crops at fair market price.  The farming cooperatives do not pay us rent for the land.  We amortize our payments over the life of the leases.  The amortization of our lease payments is included in cost of goods sold.

Commencing in the first quarter of 2010, we began to export food products, with our initial export sales being made to Australia.  To date, revenue from exports has not constituted more than a nominal portion of our revenue.

We are in the process of constructing a new hub for the sale of green foods in the Guangdong wholesale market.  We believe that our hub will be the first hub in the PRC to provide wholesale and retail customers with the ability to purchase a wide variety of green foods in one location.  We intend to purchase green foods from members of the China Green Food Association, who sell more than 17,000 food items, and sell the foods in our green foods hub.  As of  March 31, 2009, we had paid approximately $ 5.3 million in connection with the construction of this hub from cash generated by our operations and from funds which we raised in 2009 and early 2010.  We anticipate completing the construction of the hub by the end of 2010 and to begin the operations of our new green foods product line in 2011.  We anticipate that the total investment to launch this business will be $15 million, which includes construction costs of approximately $9 million, with approximately $4 million auxiliary facilities, such as refrigerated cold-storage trucking capabilities and air conditioning, and $2 million for initial inventory of new green foods products.  On an ongoing basis, we believe that we will need to maintain inventory in the range of $4 million.

As part of our green foods distribution hub business, we plan to market our green foods directly to supermarkets and other retail stores.  We anticipate that some of the retail markets will purchase our green food products at our distribution hub while others will require us to deliver the foods to them.  In order to develop this business, we will need to expand our marketing effort and establish a delivery system for the retail food.

We will require significant additional funding for our green foods distribution hub business. We have no commitments for the funding and our failure to obtain funding will impair our ability to develop this business.  If we are not able to operate the green foods hub, we may not be able to recover our costs, in which event we would include a charge equal to the amount of the unrecovered costs.

While we currently generate sufficient operating cash flows to support our operations, our capital requirements and the cash flow provided by future operating activities, if any, will vary greatly from quarter to quarter, depending on the volume of business during the period and payment terms with our customers.  A significant portion of our revenue growth has resulted from increased land use rights which we lease under long-term leases that require us to pay the rental for the entire lease term at the inception of the lease.  During 2009, we expended approximately $3.4 million to purchase additional leases and in the first quarter of 2010 we expended an additional $3.3 million to purchase an additional lease.  If we are to expand our business, we will continue to lease additional farm land on which our produce can be grown, which will require significant additional capital.

We have commenced construction of our green foods distribution hub in the Guangdong wholesale market at an estimated cost of approximately $15 million, of which we paid approximately $ 6.3 million as of May 31, 20 10 toward  the construction of the hub. These funds were generated from our operations and the sale of our equity securities.  We have no commitment for the balance of our estimated cost.  Our failure to raise the necessary funds for this project could impair our ability to complete the project and we may lose the money we have invested to date.

We presently sell our produce in the wholesale markets, where our customers are wholesale distributors.  Our business plan contemplates the development of a direct sales program to supermarkets and other retail outlets.  This business is different from our present wholesale business and would require additional marketing, shipping and other expenses.

The current uncertainty arising out of domestic and global economic conditions, including the disruption in credit markets, may affect our ability to obtain either debt or equity financing which we may require in order to expand our business. Although our products are considered staples in Chinese consumers’ daily life, and, historically, demand for such staples has not fluctuated with the ups and downs of the general economy, if the current economic situation continues to deteriorate, we could see a more drastic reduction in the demand for our products.  Since we are marketing our products as premium produce, consumers, in a time of economic difficulties, could purchase non-premium produce, which could have a material adverse effect on our business.

Seasonality

Our fresh fruit business is highly seasonal.  Fuji apples are harvested mainly from late August until early November and are sold throughout the year. Tangerine oranges are harvested in late September through late November with the result that we have limited sales of tangerine oranges in the third quarter of the year.  Emperor bananas are harvested throughout the year.  They grow in an eight-month cycle, and are cultivated and harvested all year long. As harvested fruits cannot be stored at room temperature for a long time, they must be processed for sale as soon as they are harvested or stored at a cold temperature. As a result, the sales volume for our produce occurs during the harvesting season and for the months following the harvesting season.

We generally experience higher sales in the second half of the year.   Sales in second half of 2009 accounted for approximately 63% of our revenue for 2009, and sales in the second half of 2008 accounted for approximately 59% of our revenue for 2008.  If sales in the second half of the year are lower than expected, our operating results would be adversely affected, and it would have a disproportionately large impact on our annual operating results. Sales of tangerine oranges were nominal during the third quarter of 2009.

Because of the large number of green foods products which we plan to distribute through at our green foods distribution hub, there will be many different seasons for the different products we operate.  We cannot predict at this time how the seasonality of the various products we propose to sell will affect our overall profitability.

Taxation

The PRC Enterprise Income Tax Law and Implementing Rules impose a unified EIT rate of 25.0% on all domestic-invested enterprises and foreign-invested enterprises, or FIEs, unless they qualify under certain limited exceptions. The law gives the FIEs established before March 16, 2007, such as our subsidiaries Zhuhai Organic and Guangzhou Organic, a five-year grandfather period during which they can continue to enjoy their existing preferential tax treatment. During this five-year grandfather period, the old FIEs which enjoyed tax rates lower than 25% under the original EIT law shall gradually increase their EIT rate by 2% per year until the tax rate reaches 25%. In addition, the FIEs that are eligible for a full exemption and 50% reduction under the original law are allowed to retain their preferential treatment until these holidays expire.

Under the current income tax laws and the related implementing rules, FIEs engaging in agriculture businesses, such as Guangzhou Organic, are entitled to a two-year tax exemption from PRC enterprise income tax, subject to approval from local taxation authorities. Guangzhou Organic is tax exempt for 2008 to 2009 and is entitled to a 50% tax reduction for the three years thereafter. Due to the absence of significant business in 2008, Zhuhai Organic was entitled to tax exemption in 2007, and will be entitled to a one-year tax exemption after the business resumes.  However, Zhuhai Organic did not constitute a significant source of revenue or income in 2009 or 2008.  Currently, pursuant to income tax law, the income tax rate for foreign-capitalized enterprises is 25% and the value-added tax rate is 13%.

Accounting Treatment of Financing Instruments

In April 2008, Organic Region, which was then a privately-owned company, issued, for $500,000, its one-year 18% convertible notes in the principal amount of $500,000 and warrants to purchase common stock after Organic Region effects a going public transaction, which includes a reverse acquisition with a publicly traded shell corporation.  Because the notes gave the holders the right to convert the notes into Organic Region’s equity securities if Organic Region did not complete a going public transaction by the maturity date, the notes did not meet the definition of a “conventional convertible debt instrument” under EITF 00-19.  As a result, the conversion feature must be shown as a separate derivative liability.  The value of the beneficial conversion feature is to be adjusted to fair value at each balance sheet date, with the change being shown as a component of net income.  The fair value of the beneficial conversion feature at inception was $363,000.  The warrants were determined not to have any value at the date of issuance.  As of December 31, 2008, $313,627, net of debt discount of $153,425 and debt issuance cost of $32,948, was booked as convertible debt. The Company accrued $62,384 interest expenses for these convertible notes as of December 31, 2008, which was due on the maturity date of the notes.  As of December 30, 2009, we had no convertible debt, since the convertible notes were paid in August 2009.

In connection with the reverse acquisition, we assumed the obligations of Organic Region with respect to the warrants that were issued with the notes referred to in the preceding paragraph.  These warrants entitle the holders to purchase such number of shares of common stock to be determined by a formula based on a future financing after the reverse acquisition.  The warrants provide that the exercise price is equal to 115% of the lowest cash price paid in a financing, which is defined as the consummation of one or more equity financings by the Company with aggregate proceeds of at least $3,000,000.  As of December 31, 2009, the Company had raised $3,000,000 in financings.  The lowest price paid in these financings was $0.085 per share.  As a result, these warrants entitled the holders to purchase 5,115,090 shares of common stock at an exercise price of $0.09775 per share.  We recorded a $290,091 charge to interest expense due to the warrant’s association with the convertible debt, since the warrant was more closely aligned to additional interest on the convertible note.

Results of Operations

The following table sets forth information relating to our products for the three months ended March 31, 2010 and the  years ended December 31, 2009 and 2008 (dollars in thousands):

Period	Product	Sales	Percentage	Cost of Sales	Gross Profit
Three Months Ended March 31, 2010	Fuji Apples	$ 27,218	81.1%	$24.373	$2,845
	Emperor Bananas	3,310	9.9%	2,893	417
	Tangerine Oranges	2,940	8.8%	2,580	359
	Vegetables	87	0.3%	73	14
	Total	$33,556		29,920	$3,636

Year Ended December 31, 2009	Fuji Apples	$92,027	85.2%	$82,258	$ 9,769
	Emperor Bananas	9,872	9.1%	8,618	1,255
	Tangerine Oranges	5,575	5.2%	4,937	638
	Vegetables	572	0.5%	496	76
	Total	$108,045		$96,308	$11,737

Year Ended December 31, 2008	Fuji Apples	$63,682	86.6%	$57,130	6,552
	Emperor Bananas	5,199	7.1%	4,533	666
	Tangerine Oranges	4,289	5.8%	3,767	522
	Vegetables	392	0.5%	395	(3)
	Total	$73,563		$65,825	$7,737

*           Percentages may not total 100% because of rounding.

Three Months Ended March 31, 2010 and 2009

The following table sets forth the key components of the results of our operations for the three months ended March 31, 2010 and 2009, in dollars and as a percentage of sales (dollars in thousands):

					Change from Three
	Three Months Ended March 31,				Months Ended March 31,
	2010		2009		2009 to March 31, 2010
	Amount	Percent	Amount	Percent	Amount	Percent
Sales	$33,556	100.0%	$18,531	100.0%	$15,025	81.1%
Cost of sales	29,920	89.2%	16,582	89.5%	13,338	80.4%
Gross profit	3,636	10.8%	1,948	10.5%	1,688	86.7%
Operating expenses:
Selling expenses	792	2.4%	224	1.2%	568	253.6%
General and administrative expenses	655	1.9%	937	5.1%	(282)	-30.1%
Total operating expenses	1,447	4.3%	1,161	6.3%	286	24.6%
Income from operations	2,189	6.5%	787	4.2%	1,402	178.1%
Other income (expenses)
Interest (expense) income, net	2	0.0%	(23)	(0.1)%	25	(108.7)%
Beneficial conversion feature	--	--	(125)	(0.7)%	125	(100.0)%
Other, net	(2)	0.0%	(284)	(1.5)%	282	(99.3)%
Total other income (expense)	*	(0.0)%	(432)	(2.3)%	431	(99.8)%
Net income1	2,188	6.5%	355	1.9%	1,833	516.3%
Deemed preferred stock dividend	(644)	(1.9)%	--	--	(644)	2
Net income available to common stockholders	1,544	4.6%	355	1.9%	1,189	334.9%
Foreign currency translation (loss)	(4)	(0.0)%	(27)	0.2%	23	(85.2)%
Comprehensive income	1,540	4.6%	328	1.7%	1,212	369.5%

*  Less than $1,000.

1
Pursuant to the tax laws of the PRC, no income tax was due with respect to 2009 or 2008.  If income tax were payable at the statutory rate, the net income available to common stockholders would have been $4,915,000 for 2009 and $3,451,000 for 2008.

2         The percentages were not included since they do not provide meaningful information.

Sales. Sales increased $15.0 million, or 81.1%, to $33.6 million in the three months ended March 31, 2010 (the “March 2010 quarter”) from $28.5 million in the three months ended March 31, 2009 (the “March 2009 quarter”). This increase was mainly due to our expanded plantation bases and supply sources during 2009, as we increased the land which we leased by approximately 8,700 acres during 2009.  The increase primarily reflects increased sales of our Fuji apples, which represented 81.1% of our sales in the March 2010 quarter.  Fuji apple sales increased by 88.2% in the March 2010 quarter as compared to the March 2009 quarter, with 65.5% of this increase being attributable to increased sales volume and 22.7% to increases in the average sales price.  Sales of our emperor bananas increased by 121.8% in the March 2010 quarter as compared to the March 2009 quarter, with 120.7% of this increase being attributable to increased sales volume and 1.1% attributable to increases in the average sales price of these products.  Sales of our tangerine oranges increased by 23% in the March 2010 quarter as compared to the March 2009 quarter, all of which is attributable to increased sales volume.

In addition, our sales volume increased by an aggregate of 14,755 tons in the March 2010 quarter as compared with the March 2009 quarter because we leased an additional 3,220 acres of land from the farming cooperative that supplies us with Fuji apples, and 833 acres of land from the farming cooperative that supplies us with emperor bananas during 2009.  We began generating revenues from sales of products harvested on these newly leased lands in the third quarter of 2009.

Cost of Sales. Our cost of sales is primarily comprised of the costs of our produce from our farming cooperatives and, to a significantly lesser extent, the amortization of our long-term lease prepayments relating to the land used by the farming cooperatives. Our cost of sales increased $13.3 million, or 80.4%, to $29.9 million in the March 2010 quarter from $16.6 million in the March 2009 quarter. This increase was mainly due to an increase of sales during 2009 and is generally proportionate to the increase in sales, and also reflects the additional amortization of our long-term leases resulting from the additional land under lease.  Our amortization of our long-term lease prepayments was $222,000 million in the March 2010 quarter and $175,000 in the March 2009 quarter.

Gross Profit and Gross Margin. Our gross profit increased $1.7 million to $3.6 million in the March 2010 quarter from $1.9 million in the March 2009 quarter.  Our gross margin was 10.8% in the March 2010 quarter and 10.5% in the March 2009 quarter, reflecting a modest increase resulting from our ability to effect price increases in the March 2010 period. Although our sales prices and costs remained relatively stable between the March 2009 quarter and the March 2010 quarter, we cannot predict whether this will continue.  The relationship between our sales prices and costs can be affected by a number of factors, including government regulations, climate and weather conditions, and changes in consumer preferences.

Selling Expenses. Our selling expenses are comprised of marketing expense, the salaries of our marketing staff, bonus, rent, trading expense and depreciation.  Our selling expenses increased $568,000, or 254%, to $792,000 in the March 2010 quarter from $224,000 in the March 2009 quarter, reflecting both an increase in sales and the payment of bonuses to our sales and marketing staff of $334,684.  The bonus, which is 1% of sales, is currently being paid quarterly.  No comparable bonus was paid in the March 2009 quarter since bonuses were paid semi-annually in 2009.  As a percentage of sales, our selling expenses increased to 2.4% in the March 2010 quarter from 1.2% in the March 2009 quarter.

General and Administrative Expenses. Our general and administrative expenses are comprised of executive compensation, travel expense, office expense, product development, market research, exhibition, audit expense, advisory expense.   Our administrative expenses decreased $282,000, or 30.1%, to $655,000 in the March 2010 quarter from $937,000 million in the March 2009 quarter. As a percentage of sales, administrative expenses decreased to 1.9% in the March 2010 quarter, as compared with 5.1% in the March 2009 quarter. The decrease reflects $250,000 of expenses relating to the reverse acquisition transaction in the March 2009 quarter.  There was no comparable expense in the March 2010 quarter.

Interest Expense; Beneficial Conversion Feature Expense

During the March 2010 quarter, we generated net interest income of $2,000, as compared with interest expense of $23,000 for the March 2009 quarter.  Most of the interest income for the March 2010 quarter reflected interest we received on a $293,000 loan to Wanqingsha Fruit Association, one of our farming cooperatives.  The loan was paid in February 2010.  The interest expense in the March 2009 quarter related to Organic Region’s 18% convertible notes.

In April 2008, we issued our 18% convertible notes in the principal amount of $500,000 and warrants to purchase a number of shares to be determined based on certain future financings. The interest for the March 2009 quarter reflects interest on the outstanding notes as well as the amortization of the debt discount resulting from warrants that were issued with the notes. These notes were deemed to be non-conventional debt instruments because of the uncertain terms of the warrants. As a result, the conversion feature was bifurcated from the notes and reflected as a separate derivative liability. The fair value of the beneficial conversion feature is adjusted to fair value at each balance sheet date. The beneficial conversion feature expense for the March 2009 quarter was $125,000.  These notes were paid during 2009, and there was no beneficial conversion feature expense in the March 2010 quarter.

Other Expense.  Other expense was nominal in the March 2010 quarter.  In the March 2009 quarter we incurred an expense of $284,000, based on an anticipated cost associated with a debt payment made by Organic Region prior to the reverse acquisition on behalf of one of its subsidiaries. This anticipated cost was not incurred, and the expense was reversed in the second quarter of 2009.

Income before Income Taxes. As a result of the foregoing, income before income taxes increased from $355,000 for the March 2009 quarter to $2.2 million for the March 2010 quarter, an increase of 516%.

Income Tax.  Because of the income tax holiday, we did not incur any income tax expense in 2009 or 2008.  If the tax holiday were not in effect and we paid taxes at the statutory rate, our income tax expense would have been $547,000 for the March 2010 quarter and $89,000 for the March 2009 quarter, and the net effect on earnings per share should have be $0.01 per share (basic and diluted) for the March 2010 quarter and $0.00 per share (basic and diluted) for the March 2009 quarter.  Almost all of our income is generated by a variable interest entity owed by Mr. Xiong Luo, who was our chief operating officer until April 2010, whose financial statements are consolidated with our pursuant to FIN 46R.

Deemed Preferred Stock Dividend. As a result of the terms of the series A preferred stock that we issued in the March 2010 quarter, we generated a $644,000 deemed preferred stock dividend, reflecting the value of the series A preferred stock received by the investors over the amount paid by them.  We did not have any comparable item in the March 2009 quarter.

Net Income Available to Common Shareholders. As a result of the foregoing, our net income available to common shareholders for the March 2010 quarter was $1.5 million, or $0.01 per share (basic and diluted), as compared with $328,000, or $0.00 per share (basic and diluted) in the March 2009 quarter.

Years Ended December 31, 2009 and 2010

The following table sets forth the key components of the results of our operations for the years ended December 31, 2009 and 2008, in dollars and as a percentage of sales (dollars in thousands):

					Change from Year Ended
	Year Ended December 31,				December 31, 2008
	2009		2008		to December 31, 2009
	Amount	Percent	Amount	Percent	Amount	Percent
Sales	$108,045	100.0%	$73,563	100.0%	$34,428	46.9%
Cost of sales	96,308	89.1%	65,825	89.5%	30,483	46.3%
Gross profit	11,737	10.9%	7,737	10.5%	4,000	51.7%
Operating expenses:
Selling expenses	2,581	2.4%	1,631	2.2%	950	58.2%
General and administrative expenses	2,249	2.1%	1,040	1.4%	1,209	116.3%
Total operating expenses	4,831	4.5%	2,671	3.6%	2,160	80.9%
Income from operations	6,906	6.4%	5,066	6.9%	1,840	36.3%
Other income (expenses)
Interest expense, net	(354)	(0.3)%	(134)	(0.2)%	(220)	2
Beneficial conversion feature	(153)	(0.1)%	(393)	(0.5)%	240	2
Change in derivative liability	0	0.0%	47	0.1%	(47)	2
Other, net	154	0.1%	15	0.0%	139	2
Total other income (expense)	(353)	(0.3)%	(465)	(0.6)%	(5)	2
Net income1	6,553	6.1%	4,601	6.3%	1,952	42.4%
Deemed preferred stock dividend	(1,244)	(1.2)%	--	0.0%	*	2
Net income available to common stockholders	5,309	4.9%	4,601	6.3%	708	15.4%
Foreign currency translation gain (loss)	(313)	(0.3)%	778	1.1%	(1,091)	(140.2)%
Comprehensive income	4,996	4.6%	5,379	7.3%	(383)	(7.1)%

*  Less than $1,000.
_________
1
Pursuant to the tax laws of the PRC, no income tax was due with respect to 2009 or 2008.  If income tax were payable at the statutory rate, the net income available to common stockholders would have been $4,915,000 for 2009 and $3,451,000 for 2008.

2	The percentages were not included since they do not provide meaningful information.

Sales. Sales increased $34.4 million, or 46.9%, to $108.0 million in 2009 from $73.6 million in 2008. This increase was mainly due to our expanded plantation bases and supply sources during 2009 period, as we increased the land which we leased by approximately 8,700 acres during 2009, of which 4,000 acres generated produce during the second half of 2009.  Sales of our Fuji apples increased by 43.7% in 2009 as compared to 2008, with 97% of this increase being attributable to increased sales volume and 3% to increases in the average sales price.  Sales of our emperor bananas increased by 88.9% in 2009 as compared to 2008, with 94% of this increase being attributable to increased sales volume and 6% attributable to increases in the average sales price of these products.  Sales of our tangerine oranges increased by 29.3% in 2009 as compared to 2008, with 81.6% of this increase is attributable to increased sales volume and 18.4% is attributable to increases in the average sales price of these products.  Our sales volume was significantly lower than usual during the first quarter of 2008 as a result of low supplies of Fuji apples due to heavy snow in the regions in which our Fuji apples are grown. During the first quarter of 2009, more favorable weather conditions resulted in increased supplies and increased sales.  In addition, our sales volume increased by an aggregate of 38,500 tons in 2009 because we leased an additional 3,220 acres of land from the farming cooperative that supplies us with Fuji apples, and 833 acres of land from the farming cooperative that supplies us with emperor bananas.  We began generating revenues from sales of products harvested on these newly leased lands in the third quarter of 2009.

Cost of Sales. Our cost of sales is primarily comprised of the costs of our produce from our farming cooperatives and, to a significantly lesser extent, the amortization of our long-term lease prepayments relating to the land used by the farming cooperatives. Our cost of sales increased $30.4 million, or 46.3%, to $96.3 million in 2009 from $65.8 million in 2008. This increase was mainly due to an increase of sales during 2009 and is proportionate to the increase in sales, and also reflects the additional amortization of our long-term leases resulting from the additional land under lease.  Our amortization of our long-term lease prepayments was $0.6 million in 2009 and $0.5 million in 2008.

Gross Profit and Gross Margin. Our gross profit increased $4.0 million to $11.7 million in 2009 from $7.7 million in 2008.  Our gross margin was 10.9% in 2009 and 10.5% in 2008, reflecting a modest increase resulting from our ability to effect price increases in 2009. Although our sales prices and costs remained relatively stable between 2008 and 2009, we cannot predict whether this will continue.  The relationship between our sales prices and costs can be affected by a number of factors, including government regulations, climate and weather conditions, and changes in consumer preferences.

Selling Expenses. Our selling expenses are comprised of marketing expense, the salaries of our marketing staff, bonus, rent, trading expense and depreciation.  Our selling expenses increased $1.0 million, or 58.2%, to $2.6 million in 2009 from $1.6 million in 2008. As a percentage of sales, our selling expenses increased to 2.4% in 2009 from 2.2% in 2008.

General and Administrative Expenses. Our general and administrative expenses are comprised of salary of executives, travel expense, office expense, product development, market research, exhibition, audit expense, advisory expense.   Our administrative expenses increased $1.2 million, or 116.3%, to $2.2 million in 2009 from $1.0 million in 2008. As a percentage of sales, administrative expenses increased to 2.1% in 2009, as compared with 1.4% in 2008. The increase in general and administrative expenses also reflects $0.5 million in expenses relating to the reverse acquisition, $0.2 million in increased compensation  and $0.4 million of legal, consulting and other expenses resulting from our status as a public company.

Interest Expense, Beneficial Conversion Feature Expense and Change in Derivative Liability.

Interest expense increased from $0.1 million in 2008 to $0.4 million in 2009. In April 2008, we issued for 18% convertible notes in the principal amount of $500,000 and warrants to purchase a number of shares to be determined based on certain future financings. The interest for the 2009 reflects interest on the outstanding notes as well as the amortization of the debt discount resulting from warrants that were issued with the notes. These notes were deemed to be non-conventional debt instruments because of the uncertain terms of the warrants. As a result, the conversion feature was bifurcated from the notes and reflected as a separate derivative liability. The fair value of the beneficial conversion feature is adjusted to fair value at each balance sheet date. The fair value of the beneficial conversion feature on issuance of these notes was $0.36 million. At issuance, the notes were reflected with a discount of $0.36 million. The notes were repaid in August 2009 and the discount was written off.  We also issued notes in the principal amount of approximately $1.43 million in June and July 2009.  In August 2009, these notes were exchanged for common stock and warrants, and the unamortized debt discount of $0.37 million was reflected as interest.

In August 2009, we issued, for $1,000,000, 1,000,000 shares of series A preferred stock, an option to purchase an additional 1,000,000 shares of series A preferred stock and warrants to purchase 20,000,000 shares of common stock.

As a result of the transactions described in the preceding paragraphs, we incurred a beneficial conversion feature expense of $0.2 million in 2009 and $0.4 million in 2008, and a change in derivative liability of $47,000 in 2008.  We did not incur any change in derivative liability in 2009.

Other Income.  Other income was $0.2 million in 2009, which included income of $163,000 from the forgiveness of indebtedness from Zhongshan Jintao Fruit & Vegetable Logistics Co., Ltd., a related party, which arose during 2004 and 2007. Other income in 2008 was nominal.

Income before Income Taxes. As a result of the foregoing, income before income taxes increased $2.0 million, or 42.4%, to $6.6 million in 2009 from $4.6 million in 2008.

Income Tax.  Because of the income tax holiday, we did not incur any income tax expense in 2009 or 2008.  If the tax holiday were not in effect and we paid taxes at the statutory rate, our income tax expense would have been $1,638,000 for 2009 and to $1,150,000 for 2008, and the net effect on earnings per share should have be $0.02 per share (basic) and $0.01 per share (diluted) for 2009 and $0.01 per share (basic and diluted) for 2008.  Almost all of our income is generated by a variable interest entity owed by Mr. Xiong Luo, who was our chief operating officer until April 2010, whose financial statements are consolidated with our pursuant to FIN 46R.

Deemed Preferred Stock Dividend. As a result of the terms on which we issued the series A preferred stock, warrants and options in August 2009, we generated a $1.2 million deemed preferred stock dividend, reflecting the value of the consideration received by the investors over the amount paid by them.  We did not have any comparable item in 2008.

Net Income Available to Common Shareholders. As a result of the foregoing, our net income available to common shareholders for 2009  was $5.0 million, or $0.07 per share (basic) and $0.06 per shares (diluted), as compared with $5.4 million, or $0.06 per share (basic and diluted) in 2008.

Liquidity and Capital Resources

At March 31, 20 10 , we had working capital of approximately $1. 0 million, as compared with a working capital of approximately $ 1.5 million at December 31, 200 9 .  The decrease in working capital reflects long-term lease prepayments of $3.3 million, advances relating to construction of our green foods hub of $1.3 million and equity financings which generated $1.1 million and cash flow from operations during the March 2010 quarter . The following table sets forth information as to the principal changes in the components of our working capital (dollars in thousands).

Category		December 31,	December 31, 2009 to March 31, 2010
	March 31, 2010	2009	Change	Percent Change
Current Assets:
Cash and cash equivalents	$1,816	$1,988	(171)	(8.6)%
Accounts receivable, net	257	171	86	50.2%
Due from related parties	--	1	(1)	(100.0)%
Inventories	--	10	(10)	(100.0)%
Advances – current portion	302	256	46	18.1%
Other current assets	84	343	(259)	(75.5)%
Total current assets	2,459	2,769	(310)	(11.2)%
Current Liabilities:
Accounts payable and accrued expenses	1,306	1,187	119	10.0%
Advances from customers	49	49	0	0.0%
Due to related parties	90	3	86	2568.6%
Total current liabilities	1,445	1,239	206	16.6%
Net working capital	1,014	1,530	(515)	(33.7)%

In the March 2010 quarter, we generated $1.9 million from operations as compared with the March 2009 quarter in which we used $235,000 in operations.   Our cash flow from operations reflects $1.3 million in construction advances relation to our green foods hub.  For the March 2010 quarter, we made long-term prepayments on our lease obligations, as compared with $951,000 in the March 2009 quarter.  These expenditures for long-term lease obligations which are payable at the commencement of the lease are reflected in cash flow from investing activities.  During the March 2010 quarter, we received from financing activities net proceeds of $1.1 million from the sale of our equity securities and we paid $14,000 of loans to related parties.  In the March 2009 quarter, we received $976,000 from related parties and net proceeds of $147,000 from the issuance of our convertible debentures.

In 2009, we used $0.8 million in our operations in 2009, as compared with cash flow from operations of $0.1 million in 2008.  Our cash flow from operations for both 2009 and 2008 reflected significant cash expenditures for long-term lease obligations which are payable at the commencement of the lease.  For 2009, cash used in operations included approximately $4.1 million in advances and $3.4 million in long-term prepaid lease obligations.  The principal item in the advances is the payment of approximately $4 million, which represented a payment toward the construction of the distribution hub, which we will be leasing from a non-affiliated party.  The $3.4 million in long-term lease obligations represents the lease payments for the 25-year leases for the land on which our farming cooperatives grow our produce.  Under the terms of the leases, the rent for the full 25 years is payable at the beginning of the lease. For 2008, the long-term lease obligation payments were $7.2 million.  Since these payments are reflected in our cash flow from operations for 2009 and 2008 , our operations used $0.8 million in 2009 and generated $0.1 million in 2008.

Cash flow used in investing activities was approximately $0.5 million in 2009 as compared with cash flow used in operations for 2008 of $0.1 million.  The principal investing activity in 2009 was additional property, plant and equipment.  Cash funds used in investing activities was immaterial for 2008.   For 2009, our cash flow from financing activities was $2.9 million, compared with cash used in financing activities of $0.1 million in 2008, reflecting $0.5 million from the sale of convertible notes and payments of $0.6 million of payments to related parties.

Our primary source of funds, other than operations, was the sale of our equity securities, from which we received $3.4 million in 2009 and an additional $1.1 million in the first quarter of 2010.

In June and July 2009, we borrowed $1.43 million from a group of investors.  Effective August 3, 2009, we entered into two agreements with the noteholders and with another investor who invested $200,000.  Pursuant to these agreements, the notes were cancelled and we issued common stock and warrants as follows:

Pursuant to one agreement, we issued 13,129,410 shares of common stock at a purchase price of $0.085 per share and two-year warrants to purchase 10,145,454 shares of common stock at an exercise price of $0.11 per share.

Pursuant to the second agreement, we issued 4,333,334 shares of common stock at a purchase price of $0.12 per share, granted the investors an option to purchase acquire up to 6,500,000 shares of common stock at a purchase price of $0.12 per share and issued two-year warrants to purchase 3,466,666 shares of common stock at an exercise price of $0.15 per share.  In the event that such investors exercise the option to purchase shares of common stock, we will issue two-year warrants to purchase up to 5,200,000 shares of common stock at an exercise price of $0.15 per share. In January 2010, in connection with an exercise of the an option to purchase 2,333,333 shares, we granted the exercising party a warrant to purchase 1,866,667 shares of common stock at $0.15 per share.  As of April 30, 2010, warrants to purchase 3,333,333 shares of common stock were issuable upon the exercise of options to purchase 4,166,667 shares of common stock.

On August 7, 2009, we entered into a series A convertible preferred stock and warrant purchase agreement with three accredited investors, who are the selling shareholders, to whom we sold, for $1,000,000, an aggregate of 1,000,000 shares of the series A convertible preferred stock and five-year warrants to purchase 10,000,000 shares of common stock at $0.14 per share and 10,000,000 shares of common stock at $0.25 per share. The investors had the option to acquire an additional 1,000,000 shares of preferred stock at $1.00 per share, and, in December 2009 and January 2010, they exercised this option and we issued 1,000,000 shares of series A preferred stock for $1,000,000. We paid an aggregate of $50,000 of broker fees in connection with this transaction and an additional $50,000 upon the exercise of the option.  We also reimbursed the investors for $45,000 of due diligence expenses.

In February 2010, we sold to two of the investors in the August 7, 2009 financing and their affiliates, 4,167,000 shares of common stock  for $0.12 per share, for a total of $500,000.

In May 2010, we raised $3.4 million from the sale of 17,000,000 shares of common stock at $0.20 per share.

We believe that our cash flow from operations will provide us with sufficient funds to enable us to continue our basic operations, including the purchase of additional land use rights for growing our produce . In the past, we have leased farmland for periods of 25 years on terms which required us to make all of the lease payments at the inception of the lease, which has required us to make significant cash outlays in the past. These payments were approximately $3.3 million in the March 2010 quarter, $3.4 million in the 2009 and $7.2 million for 2008 and the funding for these leases was generated from our operations.

As of March 31, 20 10 , we had advanced approximately $ 5.3 million in the construction of our green foods distribution hub.   Upon completion of the construction, the construction cost advances will be reflected as leasehold improvements and amortized over the 18 year term of the lease.   We estimate our total initial costs of this operation to be approximately $15 million, which includes construction costs of approximately $9 million, with approximately $4 million for auxiliary facilities, such as a cold storage facility as part of the distribution hub and refrigerated trucking capabilities, and $2 million for initial inventory of new green foods products.  On an ongoing basis, we believe that we will need to maintain inventory in the range of $4 million.

We will need to raise a substantial amount of capital from equity or debt markets, or to borrow funds from local banks, in order to complete the construction of our hub, launch and operate our new green foods business and maintain inventory.  However, there is no assurance that, if required, we will be able to raise additional capital or reduce discretionary spending to provide the required capital.  Currently, the capital markets for small capitalization companies are difficult and banking institutions have become stringent in their lending requirements.  Accordingly, we cannot be sure of the availability or terms of any third party financing, and any financing that may be available may be on terms which are not favorable to us and our shareholders and may result in significant dilution to our shareholders.  In addition, if our outstanding warrants are not exercised, the presence of such a large number of warrants combined by the lack of an active trading market in our stock may impair our ability to raise capital in the equity markets. Although we are seeking equity and debt financings to provide us with the funds we require to construct and operate our green foods distribution hub, as of the date of this prospectus, we do not have any formal or informal agreement or understanding with respect to any transaction which would provide us with the necessary cash.  The failure to obtain funding when required could significantly impair our ability to develop this business.

To the extent that we can generate funds from the sale of our equity and debt securities, our first priority is the completion and operation of the green foods distribution hubs.  The development of an independent retail operations will be included as a phase of the green foods distribution hub.  To the extent that we are not able to generate funds from the sale of debt or equity securities, we will limit the expansion of our fruit business to land which we can purchase from our cash flow from operations.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires our management to make assumptions, estimates and judgments that affect the amounts reported, including the notes thereto, and related disclosures of commitments and contingencies, if any. We have identified certain accounting policies that are significant to the preparation of our financial statements. These accounting policies are important for an understanding of our financial condition and results of operation. Critical accounting policies are those that are most important to the portrayal of our financial conditions and results of operations and require management’s difficult, subjective, or complex judgment, often as a result of the need to make estimates about the effect of matters that are inherently uncertain and may change in subsequent periods. Certain accounting estimates are particularly sensitive because of their significance to financial statements and because of the possibility that future events affecting the estimate may differ significantly from management’s current judgments.

We believe the following critical accounting policies involve the most significant estimates and judgments used in the preparation of our financial statements.

Accounts Receivable – Our policy is to maintain reserves for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer creditworthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves.

Inventories – Inventories are valued at the lower of cost (determined on a weighted average basis) or market value. Management compares the cost of inventories with market value and an allowance is provided to reduce the value of inventories to their net market value.

Impairment – We apply the provisions of ASC 360-10 (originally issued as FAS No. 144).  AC 360-10 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted cash flows expected to result from the use and eventual disposition of the assets. Whenever any such impairment exists, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value. We test long-lived assets, including property, plant and equipment and intangible assets subject to periodic amortization, for recoverability at least annually or more frequently upon the occurrence of an event or when circumstances indicate that the net carrying amount is greater than its fair value. Assets are grouped and evaluated at the lowest level for their identifiable cash flows that are largely independent of the cash flows of other groups of assets. We consider historical performance and future estimated results in our evaluation of potential impairment, and then we compare the carrying amount of the asset to the future estimated cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds estimated expected undiscounted future cash flows, we measure the amount of impairment by comparing the carrying amount of the asset to its fair value. The estimation of fair value is generally measured by discounting expected future cash flows as the rate we utilize to evaluate potential investments. We estimate fair value based on the information available in making whatever estimates, judgments and projections are considered necessary.

Revenue Recognition – Our revenue recognition policies are in compliance with ASC 605 (originally issued as Staff Accounting Bulletin (SAB) 104. Sales revenue is recognized at the date of shipment to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations exist and collectability is reasonably assured. Payments received before all of the relevant criteria for revenue recognition are satisfied are recorded as unearned revenue. Revenues from the sale of products are recognized at the point of sale of our products. Discounts provided to customers by us at the time of sale are recognized as a reduction in sales as the products are sold. Discounts provided by vendors at the time of purchase are recognized as a reduction in inventory cost as the products are delivered. Sales taxes are not recorded as a component of sales. The “Cost of Good Sold” line item of the Consolidated Statements of Income includes product costs and the amortization of the long-term leases on which the products are grown and for which the full payment was made by us at the commencement of the lease. Discounts provided to us by vendors at the time of purchase are recognized as a reduction in inventory cost as the products are delivered. All other costs, including warehousing costs, transportation costs; salaries, rent expense and depreciation expense, are shown separately in selling expenses or general and administrative expense in our consolidated statements of income.

Foreign Currency Translation – We use United States dollars for financial reporting purposes.  The United States dollar is the functional currency of the parent company, Sino Green Land Corp.  Our subsidiaries maintain their books and records in their functional currency - RMB, which is currency of China, where all of our operations are conducted. Such financial statements were translated into United States dollars in accordance with ASC 830 (originally issued as SFAS No. 52, “Foreign Currency Translation”). According to ASC 830, all assets and liabilities are translated at the current exchange rate on the balance sheet date, shareholder’s equity are translated at the historical rates and income statement and cash flow items are translated at the average exchange rate for the period. The resulting translation adjustments are reported under other comprehensive income in accordance with ASC 220 (originally issued as SFAS No. 130, “Reporting Comprehensive Income”) as a component of shareholders’ equity.

New Accounting Pronouncements

In June 2009, the FASB issued ASC 105 (previously SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles ("GAAP") - a replacement of FASB Statement No. 162), which will become the source of authoritative accounting principles generally accepted in the United States recognized by the FASB to be applied to nongovernmental entities.

In June 2009, the FASB issued ASC 855 (previously SFAS No. 165, Subsequent Events), which establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before the financial statements are issued or available to be issued. It is effective for interim and annual periods ending after June 15, 2009. There was no material impact upon the adoption of this standard on the Company’s consolidated financial statements.

In June 2009, the FASB issued ASC 860 (previously SFAS No. 166, “Accounting for Transfers of Financial Assets”) , which requires additional information regarding transfers of financial assets, including securitization transactions, and where companies have continuing exposure to the risks related to transferred financial assets. SFAS 166 eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets, and requires additional disclosures. SFAS 166 is effective for fiscal years beginning after November 15, 2009. The Company does not believe this pronouncement will impact its financial statements.

In June 2009, the FASB issued ASC 810 (previously SFAS No. 167) for determining whether to consolidate a variable interest entity. These amended standards eliminate a mandatory quantitative approach to determine whether a variable interest gives the entity a controlling financial interest in a variable interest entity in favor of a qualitatively focused analysis, and require an ongoing reassessment of whether an entity is the primary beneficiary. These amended standards are effective for us beginning in the first quarter of fiscal year 2010 and we are currently evaluating the impact that adoption will have on our consolidated financial statements.

In August 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-05, which amends ASC Topic 820, Measuring Liabilities at Fair Value, which provides additional guidance on the measurement of liabilities at fair value. These amended standards clarify that in circumstances in which a quoted price in an active market for the identical liability is not available, we are required to use the quoted price of the identical liability when traded as an asset, quoted prices for similar liabilities, or quoted prices for similar liabilities when traded as assets. If these quoted prices are not available, we are required to use another valuation technique, such as an income approach or a market approach. These amended standards are effective for us beginning in the fourth quarter of fiscal year 2009 and are not expected to have a significant impact on our consolidated financial statements.

Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity or capital expenditures or capital resources that is material to an investor in our securities.

BUSINESS

Our Industry and Market Trends

Background

The rapid economic expansion experienced in China in the recent decade brought more income to Chinese consumers and enabled higher consumer spending. We see this trend through the rising number of supermarkets operating in China and their total sales. Studies have shown that as the living standard of an urban population increases, consumers consume more fruits on a per capital basis. A recent USDA Economic Research study, Consumer Demand for Fruit and Vegetables: the U.S. Example, by Susan L. Pollack, concluded that fruit and vegetable consumption in high income countries was more than two and one-half times that of low income countries. This report is available at http://www.ers.usda.gov/publications/wrs011/wrs011h.pdf. The latest USDA data, in China Agricultural and Economic Date: National Data Results, shows urban per capita consumption of fruits and melons at 54kg in 2008 and 60kg in 2007. This information is available at http://www.ers.usda.gov/data/china/NationalResults.aspx?DataType=2&DataItem=104&StrDatatype=Urban+per+capita+consumption&ReportType=0 However, this is still low compared to the level of fruit consumption of 123kg/yr in the United States. We believe that there is still much room for growth of fruit consumption in China.

In terms of the absolute size of the market, a 2007 National Bureau of Statistics of China report on the world fresh food market estimated that China’s total fruit production was 94 million tons in 2007, representing approximately 19% of an estimated global production of 500 million metric tons for that year.  Of China’s production volume, China exported only about 1.5 million tons, so the vast majority of its production was consumed domestically.  This information is available at http://www.stats.gov.cn/tjsj/qtsj/gjsj/2008/t20090611_402564939.htm.   Thus, the vast majority of China’s fruit production was consumed domestically.

Industry Structure

Prior to 1984, the fruit industry in China was subject to state controlled pricing and distribution.  Although fruit production developed rapidly and features varied categories and configurations, the PRC’s fruit production structure still lagged far behind other industries in the following three aspects:

•	Apples, oranges and pears accounted for a large proportion of total domestic fruit production (at approximately 63.5%), but lacked high-end and rare categories.

•
The domestic fruit harvest period was clustered in the fall months; oranges mature mainly in November and December and a few categories of fruits matured before October. The supply of fruits was therefore too concentrated during a short period.

•	Fruit storage methods only allowed for the storage of less than 30% of total fruit production and mechanical processing methods could only store 10% of total production.

In 1984, the PRC government began to implement a system of reforms in the industry which transformed the industry from a fully state oriented structure to a market oriented structure, from state oriented pricing to market oriented pricing, and from state controlled distribution to multi channel distribution.  These changes not only greatly mobilized and enthused fruit farmers and promoted the development of fruit production, they also increased the income of farmers and resulted in more variation in the vegetables available to residents.

These reforms led to the development of planting and storage technologies which enabled consumers to purchase their fruits all year round and in small amounts, rather than purchase all their demand at one time and only when fruits were in season. The reforms also led to the introduction of multiple transportation channels and the opening up of new markets across China.  As a result, consumers have access to fruits from all regions in China and are no longer limited to locally produced fruits.

In addition, the improvement of people’s living standards in the PRC has led to more attention being paid to the link between healthy foods and long lives. This trend has stimulated the consumption of substances that promote health, including fresh fruits and vegetables, and the transition of fresh fruits in China from a luxury to a necessity.  We expect that this increase in demand is leading to good prospects for the whole fruit and vegetable industry.

Our Growth Strategy

Our long-term growth plans include both the expansion of our present distribution business and the development and implementation of our green foods distribution hub, which is described under “Business – Proposed Green Foods Distribution Hub.”

As a company that seeks to market premium specialty fruit, we believe we are well positioned to capitalize on future industry growth in China. We believe that our produce can be treated as premium fruit because we have been successfully marketing our produce at premium prices because of the overall quality of our produce.  We are dedicated to providing healthy and high nutritional premium specialty fruit and vegetables.  We intend to implement the following strategic plans to take advantage of industry opportunities and our competitive strengths:

•
Strengthen and expand our supply sources.  We believe that a steady supply of premium specialty fruits is crucial to our future success.  Currently, we have built strong relationships with three plantation bases in Shaanxi, Guangdong, and Guangxi Provinces. We intend to further strengthen our existing cooperative relationships with our plantation bases and plan to expand our supply sources by securing more first priority purchase rights with suppliers across China. Thus, in order to expand, we need to purchase the long-term leases, which have a significant up-front cost.

•
Expand our distribution network to increase the prevalence of our products nationwide.  Our current sales depend heavily on our regional distributors and their network. To support our rapid growth in sales, we plan to further expand our distribution network by leveraging our steady and expanding supply sources and capture the higher margin business of sales to retail stores and super markets.

•
Expand the fruits that we sell to satisfy different customer preferences. We currently focus on apples, bananas and oranges because they are the best selling fruits in the world.  However, we constantly evaluate our product line and seek to adapt to changing market conditions by updating our products to fulfill market needs. Currently, we are testing a few new fruits, such as pears.  Additionally, we recently introduced a new product, sweet corn, and we have started a test plantation for the sweet corn. Revenue from sweet corn accounted for less than 1% of our revenue for 2009.

Proposed Green Foods Distribution Hub

We have commenced construction of our green foods distribution hub in the Guangzhou Yuncheng wholesale market.  The building, when completed, will cover approximately 220,000 square feet.  At this hub, we intend to sell to both wholesale and retail account.   We also intend to market our products to supermarkets and other retail stores.  We expect that construction of the hub will be completed in late 2010 with operations commencing in 2011, although we can give no assurance that we will be able to meet these schedules.  Our ability to meet these schedules is dependent upon our ability to raise the necessary financings to complete the physical structure and the initial inventory.

At the green foods distribution hub, we plan to sell a wide variety of food items which are sold by members of the China Green Food Association whose food products meet standards set by the China Ministry of Agriculture.  We believe that foods that meet these standards can be sold at a higher price than produce that does not meet these standards.  The China Green Food Association has more than 6,000 members who sell more than 17,000 food items.

We expect that our food items will include fruits and vegetables, rice and other grains, meat, eggs and oil that have been certified as green foods by the Green Food Development Center.  Green food is a Chinese certification program for food.  The China Green Food Development Center, an agency of the Ministry of Agriculture, is responsible for establishing the green food standards and granting the green food certification

 In general, in order for a food product to obtain green food certification, it must meet four conditions.

•	It must be grown in a good ecological environment. The quality of the soil, air and water must meet the environmental requirements for the area in which the foods are grown.

•	The production process for green foods must comply with the green food production technical standards, relating to such matters as pesticides, fertilizers, veterinary drugs, feed and food additives.

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The food products must be tested by an authorized testing organization.  The physical and chemical (heavy metals, pesticide residues and veterinary drug residues and microbiological indices must meet the green food product standards.

•	The packing of the green food product, including the use of the green food logo, must meet the requirements for green food packaging.

Information on the Green Food Development Center is available at http://www.greenfood.org.cn/sites/GREENFOOD/; however, information on that website is not provided by us and does not constitute a part of this prospectus.

In developing this business we will require supply agreements with each supplier.  At present we have informal understandings with the suppliers, through the China Green Food Association.   However, these understandings are subject to further negotiation which will be conducted as we are closer to opening our green food distribution hub.  We anticipate that the agreements will have a range of payment terms, with some suppliers being paid in advance, others providing us with food on consignment and others being paid in installments.  We anticipate that our initial cash requirement for inventory will be approximately $2 million and that we will normally have an inventory of approximately $4 million.

We also intend to market our foods to supermarkets and other retail stores from our green food distribution hub.  We anticipate that some of these customers will take delivery from the distribution hub, while others will require that we deliver the foods to their stores or their own distribution center.   In order for us to offer a delivery service, we will require a fleet of refrigerated trucks for us to deliver perishable foods to our retail customers.

Our Present Products

Our main products are Fuji apples, which accounted for more than 80% of our revenue in 2009 and 2008, emperor bananas and tangerine oranges, which are high-quality variations of apples, oranges and bananas. We are also engaged, to a lesser extent, in the wholesale distribution of a variety of vegetables, including tomatoes, cauliflower, cucumber, lettuce, spinach, leek, celery, peppers, Chinese cabbage, carrots, loofah, pumpkin, bitter gourd, white gourd, gherkin and yams.

Fuji Apples – Fuji apples, which comprised  81.1% of our sales in the quarter ended March 31, 2010, 85.2% of our sales in 2009 and 86.6% of our sales in 2008, are very popular in China because of their crispness and taste. They are also treated as a high-end product. The output for the Fuji apple in China was about 18 million tons in 2008.  Fuji apples have a long storage period and are easy to transport.  At  March 31, 20 10 , we leased more than 16,200 acres of Fuji apple plantations and plan to expand our land base in the near future.  During 2009, our 13,706 acre Fuji apple plantation base in Yan’an, Shaanxi Province, had an output of approximately 104,000 tons, which accounted for approximately 0.35% of the Fuji apple market in China.

Emperor Bananas – The emperor banana derives its name from its appealing outer appearance and delicious taste.  It is considered to be a premium item in China and is priced about two to two and a half times the price for normal bananas.  The emperor banana originated in Thailand and is new to China.  Historically, Wanqingsha Town in Nansha District in Guangzhou, Guangdong Province has been a major area for growing traditional bananas.  In 2003, banana production drastically declined due to the spread of the “Panama Virus,” which stunted the growth and cultivation of traditional bananas.  To address this agricultural problem, we launched a collaborative effort with Nansha’s local government to find alternative fruits to grow in Nansha district.  Pilot projects for Hawaiian papaya, Taiwan pearl guava, Thai emperor banana were pursued. Of the three fruits tested, the Emperor banana from Thailand proved to be the most economically viable fruit to cultivate.  Aside from the Emperor banana’s compatibility with Nansha’s agricultural landscape and local farming knowledge, we believe that emperor bananas can generate a gross margin which is 100% to 250% higher than that of traditional bananas. We have developed a special method for cultivating seedlings for this species in our research laboratories.  Our seedlings mature and are ready for planting in approximately three months and are harvested between seven and nine months later. Our Guangzhou plantation is now one of the only two Chinese growers of emperor bananas.  During 2009, our farmers produced 12,100 tons of these bananas on 2,864 acres of land.

Tangerine Orange – Tangerine orange trees are created by grafting the Japanese tangerine orange tree onto an orange tree stem when both are one year old.  The resulting tree contains a number of desirable characteristics.  Its juice is sweeter and it has a meatier body than regular oranges.  Tangerine oranges can be stored for approximately 90 days, which is a relatively long storage period and makes the fruit well suited for transportation.  Our tangerine orange plantation is roughly 1,300 acres in size and is located in Liuzhou in Guangxi Province.  Our tangerine orange output in 200 9 was more than 7,500 tons.

Our Plantations

We currently lease three main plantations: the Luochuan Apple Plantation Base in Yan’an, Shaanxi Province; the Nansha Wanqingsha emperor banana plantation base in Guangzhou, Guangdong Province and the Rong’an tangerine orange plantation base in Liuzhou, Guangxi Province.

We are a party to 25-year land lease agreements with farming cooperatives.  Pursuant to these agreements we lease the land from farming cooperatives and then grant farming rights back to the farming cooperatives. In exchange, we have first priority on purchasing the farming cooperatives’ production at prevailing wholesale prices.  We do not receive any rentals from the cooperatives.  Rather, these agreements provide us with an annual supply of produce. We believe that our cooperative relationships with farming cooperatives allows us to reduce our financial and operating risks and avoid the substantial capital required to maintain and finance agricultural production while making a significant contribution to regional development.  Our land lease agreements provide for us to pay, at the inception of the lease term, the full amount due under the lease, which is amortized over the term of the lease.

Sales

Almost all of our products are sold by us at the Guangdong Yun Cheng Wholesale Market and the Beijing Xin Fadi Agricultural Products Wholesale Market, two major markets for the sale of agricultural products in their respective areas, where we lease space to sell our produce. We derived more than 99% of our revenue from these two markets in the three months ended March 31, 2010 , 2009 and 2008.

Quality Control

In 2006, we passed both the ISO9001:2000 quality management system and the HACCP-EC-01 food security management system granted by the National Business Inspection Bureau.

We have also established our own quality control system for all our fresh fruits and vegetables, and we have adopted what we consider a very high quality standard.  We seek to control our inventory levels in the wholesale centers to balance our inventory against market need and minimize spoilage rates as well as our stock holding and handling costs.

For the tangerine oranges and emperor bananas, our field quality control teams check and inspect all products before they are delivered to the wholesale markets and to our customers.  In addition, our own quality control team in Shaanxi Province monitors all shipments of Fuji apples and with a view to making sure that the fruit in each truck load complies with our standards.

Our Suppliers and Supply Arrangements

Fuji Apples

We currently obtain all of our Fuji apples from farming cooperatives that work  16,200 acres of apple plantation bases located in Luochuan County, Yan’an, Shaanxi Province. Our average annual production output is between 70,000 to 80,000 tons.  Since 1947, various varieties of apples have been successfully cultivated in Luochuan County and, in 2000, Luochuan County was designated as the apple growing region in China. To date, approximately 60 varieties of apples are being grown in Luochuan County on a total plantation area of close to 100,000 acres, with 76% of this area being dedicated to Fuji apple production. In 2007, total apple production in Luochuan County was about 1,000,000 tons.

Our farming cooperatives arranges for the packaging and transportation of their harvested apples to our wholesale centers.  To market effectively, we require an efficient logistical process in loading, unloading, transporting and delivering fruit from the plantation base to the wholesale centers.  On a weekly basis, we coordinate with the Luochuan plantation base to schedule deliveries to either Yun Cheng or Xin Fadi wholesale centers. In addition, our sales and distribution team monitors our Fuji apple inventories with the primary objective of controlling inventory levels in the wholesale centers to balance our inventory level against what we perceive as the market need in order to minimize spoilage and reduce stock holding and handling costs.

Emperor Bananas

Our emperor bananas are grown in Wanqingsha Town, Nansha District, Guangzhou in Guangdong Province. The emperor banana is a premium product, but like the traditional banana, it is highly perishable and needs to be brought to market and sold generally within three to four weeks after harvest.  We coordinate with the emperor banana plantation base to facilitate deliveries and effectively manage inventories in the same manner that we do for wholesale Fuji apples.

We are negotiating with the Nansha local government to obtain the right to expand the acreages on which emperor bananas are grown and to develop this land. We intend to develop this parcel in phases.  However, we cannot assure you that we will be able to obtain the rights to the land or to develop additional land. In 2007, we started our first phase of emperor banana cultivation covering 330 acres. In 2008, our farming cooperatives cultivated an additional 2,500 acres.  We have also assisted our cooperatives to establish a seedling facility whose goal is to produce 1,000,000 seedlings by the end of 2009.  Our cooperatives reached this goal.

We intend to replicate this business model for emperor bananas in the Nansha district.  We are coordinating with Nansha’s farming cooperative to increase the membership of our farming cooperative and encourage them to participate in our emperor banana cultivation program. We regularly conduct emperor banana cultivation seminars and educate farmers with a view to persuading them to join our cooperative arrangement. We transfer the seedlings we produce in our facilities to the farmers, which they can cultivate and sell back to us when the fruit matures. We believe that our agricultural practices contribute to the quality of the emperor bananas that we distribute.

Tangerine Oranges

We purchase our tangerine oranges pursuant to a 25-year lease agreement with the Rongan Wan Shanhong Fruit Company, which owns a 1,300-acre tangerine orange plantation base. Annual output for the Rongan Wan Shanhong Fruit Company reached approximately 6,000 tons for 2008 and more than 7, 5 00 tons in 2009.

The following table provides the size of the plantations on which our fruits are harvested, the type of fruit produced and the tons produced for the quarter ended March 31, 2010:

Plantation	Acres	Product	Tons
Kuibai Town,Luochuan County, Shaanxi Province	7,428	Apples	15,968
Laomiao Town,Luochuan County, Shaanxi Province	3,778	Apples	8,121
Shiquan Town,Luochuan County, Shaanxi Province	2,500	Apples	5,374
Yangshu Town, Luochuan County, Shaanxi Province	2,500	Apples	0
Wanqingsha Town, Nansha District, Guangzhou in Guangdong Province	2,864	Bananas	6,156
Liuzhou, Guangxi Province	1,283	Oranges	2,759

We entered into the Yangshu Town plantation lease in the March 2010 quarter and did not generate any revenue from this plantation during the quarter.

Marketing, Sales and Distribution

To date, all of our products have been sold to a limited number of regions in the PRC.  Our goal is to expand our domestic distribution network and distribute our products to other regions in the PRC and to export our products to foreign countries, including Indonesia, Hong Kong SAR, Macao and Australia.  We have entered into an agreement with a distributor in Australia pursuant to which we have begun to sell green foods to this distributor, although our sales to this distributor have not been significant.

Fuji Apples

We distribute our Fuji apples in the Guangdong Yun Cheng Wholesale Market and the Beijing Xin Fadi Agricultural Products Wholesale Market.  The Guangdong Yun Cheng Wholesale Market is one of the major wholesale centers for apples and tangerine oranges in Southern China, with an annual apple volume of more than 1.8 million tons. This wholesale market serves an area of approximately 43 million people within a 200 kilometer radius. In 2008, our annual turnover in the Yun Cheng wholesale market was approximately 48,000 tons, representing approximately 66% of our total apple production.  We believe that we are the largest apple wholesaler in Yun Cheng, accounting for a 3% of Yun Cheng’s annual apple turnover in 2008. The second largest apple seller at Yung Cheng has only 1% of Yun Cheng’s total annual turnover.

The Beijing Xin Fadi Agricultural Products Wholesale Market is one of the largest agricultural wholesale centers in China with an annual apple turnover of approximately 3.5 million tons. This wholesale market covers a market of approximately 24 million people within a 200 kilometer radius.  In 2008, we sold approximately 25,000 tons of apples in Xin Fadi, representing approximately 0.8% of Xin Fadi’s total annual turnover.  In 2009, we sold 59,318 tons of apples in Yuncheng and 44,718 tons of apples in Xin Fadi.

Emperor Bananas and Tangerine Oranges

We distribute our emperor bananas and our tangerine oranges to wholesale centers such as the Guangdong Yun Cheng Wholesale Market in Southern China and the Beijing Xin Fadi Agricultural Products Wholesale Market in Northern China.

Vegetables

We distribute various vegetables in different seasons – tomato, cauliflower, cucumber, lettuce, spinach, leek, celery, peppers, Chinese cabbage, carrot, loofah, pumpkin, bitter gourd, white gourd, gherkin and yams.
We recently introduced a new vegetable product, sweet corn, and have started to grow this corn on a test plantation. We plan to supply vegetables directly to supermarket chains.  At present, sales of vegetables represent less than 1% of our revenue.

Competition

As a result of land reforms during the past 20 years, orchards in China are generally small and the average farmer only owns between 0.4 to 0.5 acres of land.  As a result, there are very few large marketing and distribution enterprises in the Chinese fruit industry.   In general, apples in China are sold through small fruit brokers who buy apples from farmers for cash. The brokers sort and pack the fruit and resell it at fresh fruit markets or package it for delivery to processors.

Although statistics are not available, we do not believe that there are any distributors of Fuji apples, emperor bananas or tangerine oranges that handle more overall annual tonnage than we do.  We also believe that our emphasis on premium products set us apart from other distributors of apples, bananas and oranges, although other companies market premium products, including Fuji and other premium quality apples.  In the Chinese market, we believe that only the Yan’an Apple Group and the Qixia Apple Group, which are state-owned enterprises, are our closest competitors.

We face indirect competition from the publicly held companies Chaoda Modern Agriculture (Holdings) Limited and China Green Agriculture, Inc. Chaoda Modern Agriculture, a Hong-Kong listed company, primarily produces vegetables and, to a lesser extent, fruits, while China Green Agriculture, a Hong-Kong listed company, primarily produces fertilizers.

We believe that our success to date and potential for future growth can be attributed to a combination of our strengths, including the following:

•
Strong Supplier Relationships – We implement a cooperative (collaborative) supply chain model, under which we have total control of the production cycle of our high value fruits and of our resale at wholesale centers.  Under the 25-year lease agreements, we acquire first priority purchase rights from what we believe are the best plantation bases, we provide farming cooperatives with technological support to enable them to produce high yields and we provide them with ready market for their produce through our multi-channel marketing network. We believe that our structure provides motivation to the farmers.

•
Recognition for the Way we Conduct Business – In 2007, we became qualified for bidding as a United Nations supplier, which means that we are recognized as subscribing to the UN Supplier Code of Conduct in the conduct of our business and operations.  In 2006, we received both the ISO9001:2000 quality management system certificate and the HACCP-EC-01 food security management system certificate from the National Business Inspection Bureau.

•
Production Line Processing Technology – Our production line processing technology (for which we have applied for a patent in China) provides standardized procedures for inspection, grading, cleansing and packaging of our fruits and vegetables.  We use this “deep cleansing” technology to provide healthy, fresh and high-quality produce with our Organic Region brand name.  In 2006, our Organic Region brand was granted the National “3.15” China Famous Brand Authentication award, and in 2006, we received the Guangzhou Nansha District Agricultural Technology Breakthrough Support Prize Certificate for introducing emperor banana cultivation technology.

•
High Product Quality – Based on the market acceptance of our products as premium prices, we believe that our products are viewed as high quality products by our customers, and in the past three years we believe that we have established a reliable reputation in wholesale centers in China.  We have chosen to focus on the premium fruits and vegetables.   We do not compete in low-end markets.  We believe that only by providing high quality and adhering to high-end market standards can we remain successful.

Research and Development

Our research and development programs concentrate on sustaining the productivity of our agricultural lands, product quality, value-added product development and packaging design. Agronomic research is directed toward sustaining and improving product yields and product quality by examining and improving agricultural practices in all phases of production (such as development of specifically adapted fruit varieties, land preparation, fertilization, cultural practices, pest and disease control, post-harvesting, handling, packing and shipping procedures). We also provide on-site technical services to our suppliers and is also responsible for the implementation and monitoring of recommended agricultural practices. Our research and development expenses have not been significant for the three months ended March 31, 2010 or the years ended December 31, 2009 or 2008.

Intellectual Property

We have no patents or patent applications outside of China.  Our application for a Chinese invention patent for “cleaning, freshening and sterilizing method and device for fruit and vegetable” (Application No. 2005100888659) is pending.  This patent application right is held in the names of Mr. Xiong Luo and Mr. Anson Yiu Ming Fong, who transferred the application right to us for no consideration, pursuant to a patent transfer agreement, among Mr. Luo, Mr. Fong and the Company, dated January 10, 2009.

We also have 16 trademark applications pending, including our logo and the term organic region in both English and Chinese.

We also seek to protect our technological know-how through confidentiality agreements entered into with the employees in our production department.  However, we cannot assure you that our patents, trademarks and confidentiality agreements will be adequate to protect our intellectual property rights.

Regulation

The food industry is subject to extensive regulation in China.  The following summarizes the most significant PRC regulations governing our business in China.

Food Hygiene and Safety Laws and Regulations

As a distributor and producer of food products in China, we are subject to a number of PRC laws and regulations governing food safety and hygiene, including:

•	the PRC Product Quality Law;

•	the PRC Food Hygiene Law;

•	the Implementation Rules on the Administration and Supervision of Quality and Safety in Food Producing and Processing Enterprises (trail implementation);

•	the Regulation on the Administration of Production Licenses for Industrial Products;

•	the General Measure on Food Quality Safety Market Access Examination;

•	the General Standards for the Labeling of Prepackaged Foods;

•	the Standardization Law;

•	the Regulation on Hygiene Administration of Food Additive;

•	the Regulation on Administration of Bar Code of Merchandise; and

•	the PRC Metrology Law.

These laws and regulations set out safety and hygiene standards and requirements for various aspects of food production, such as the use of additives, production, packaging, handling, labeling and storage, as well as facilities and equipment.  Failure to comply with these laws and regulations may result in confiscation of our products and proceeds from the sales of non-compliant products, destruction of our products and inventory, fines, suspension of production and operation, product recalls, revocation of licenses, and, in extreme cases, criminal liability.

We believe that our exposure to these risks is limited since our business model and our agreements with our suppliers provide a cushion which shields us from product liability exposure and we control food hygiene and food quality by implementing a strict quality control system and we believe that we comply in all material respects with these laws and regulations.  To the extent that the government imposes additional laws or restrictions, we would have to comply with those laws as well.  To the extent that we purchase foods from other suppliers for our green food distribution hub, we may be subject to liability exposure to the extent that our suppliers either do not comply with all applicable regulation or from impurities in foods we purchase from them.

Environmental Regulations

We are subject to various governmental regulations related to environmental protection. The major environmental regulations applicable to us include:

•	the Environmental Protection Law of the PRC;

•	the Law of PRC on the Prevention and Control of Water Pollution;

•	Implementation Rules of the Law of PRC on the Prevention and Control of Water Pollution;

•	the Law of PRC on the Prevention and Control of Air Pollution;

•	Implementation Rules of the Law of PRC on the Prevention and Control of Air Pollution;

•	the Law of PRC on the Prevention and Control of Solid Waste Pollution; and

•	the Law of PRC on the Prevention and Control of Noise Pollution.

We have obtained all permits and licenses required for production of our products and believe that we are in material compliance with all applicable laws and regulations.

Our packaging facilities are subject to various pollution control regulations with respect to noise, water and air pollution and the disposal of waste and hazardous materials.  We are also subject to periodic inspections by local environmental protection authorities.  We have received certifications from the relevant PRC government agencies in charge of environmental protection, indicating that our business operations are in material compliance with relevant PRC environmental laws and regulations.

Employees

As of May 31, 2010, we employed a total of 158 full-time employees. The following table sets forth the number of our employees by function.

Function	Number of Employees
Senior management	8
Human resource and administration.	17
Production	33
Procurement	7
Marketing	4
Sales	24
Logistic	37
Research and development	5
Quality control	11
Accounting	12
158

Our employees are not represented by a labor organization or covered by a collective bargaining agreement.  We have not experienced any work stoppages.  We believe that our employee relations are good.

We are required under PRC law to make contributions to the employee benefit plans at specified percentages of the after-tax profit.  In addition, we are required by the PRC law to cover employees in China with various types of social benefits.  We believe that we are in material compliance with the relevant PRC laws.

Property

In China, there is no private ownership of land. Rather, the government owns all real property and issues certificates of property right, known as a land use right, which are transferable, generally have a term of 50 years and permit the holder to use the property.

Our headquarters occupy approximately 7,400 square feet of space at 6/F No.947, Qiao Xing Road, Shi Qiao Town, Pan Yu District, Guangzhou, China, at the rate of approximately $2,000 per month, pursuant to a five-year lease agreement between the Company and Guang LV Industrial Co., Ltd., as supplemented. The lease will expire on May 1, 2012.  We have the option to extend the lease under the same terms and conditions.

We lease approximately 2,000 square feet of space in the Beijing Xin Fadi Agricultural Products Wholesale Market in Beijing at an annual rental of $4,700, pursuant to a two-year lease that expires in 2011.  The lease provides for a renewal option.

We lease approximately 2,700 square feet of space in the Guangdong Yun Cheng Wholesale Market in Guangzhou at an annual rental of $2,000 pursuant to a ten-year lease that expires in 2017.  The lease provides for a renewal options.

We also lease approximately 8,600 square feet of space for vegetable deep processing in the Guangdong Yun Cheng Wholesale Market in Guangzhou at an annual rental of $24,000 pursuant to an eight-year lease that expires in 2017. The lease provides for a renewal option.

As of March 31, 2010, we are a party to 1 5 land lease and development agreements that we entered into since 2005.  These agreements have terms of 25 years and expire at various dates from 2030 to 2034.  We paid the rental for the 25 year at inception at a total cost of approximately $ 24 million.  At March 31, 2010, the unamortized portion of these leases was approximately $ 22 million.  The leases cover approximately 16,200 acres in Luochuan County, in Shaanxi, on which Fuji apples are grown, 2, 86 0 acres in the Nanhsa District in Guangzhou, in Guangdong, where emperor bananas are grown, and approximately 1,2 8 0 acres in Rongan County, Liuzhou, in Guangxi, where tangerine oranges are grown.  This land is leased to farming cooperatives, as discussed under “Business – Our Plantations.”

We believe that all our properties have been adequately maintained, are generally in good condition and are suitable for our business.   In order to expand our business, it will be necessary for us to lease more plantation land, and we plan to lease more plantation land.

We lease the land on which our 220,000 square foot green food distribution hub is being constructed at the Guangdong Yun Cheng wholesale market.  The lease has a term of 18 years, and, as of March 31, 2010 , no rent was due under the lease.  The lease provides that the landlord will construct the hub, but we are required to advance RMB40 million, which is approximately $5.8 million at the current exchange rate. As of March 31, 2010 , we had advanced approximately $ 5.3 million. Our rent commences upon completion of the hub.  The lease provides for an annual rent of approximately $1.1 million.

MANAGEMENT

Directors and Executive Officers

The following table sets forth certain information with respect to our directors and executive officers.

Name	Age	Position
Anson Yiu Ming Fong	49	Chairman of the board, chief executive officer and president
Yan Pan	43	Chief operating officer
Yong Qing Ma	40	Chief financial officer and treasurer
Huasong Sheena Shen	37	Vice president – finance
Xiong Luo	57	Secretary and Director
Jeremy Goodwin	37	Director

Anson Yiu Ming Fong.   Mr. Fong has been chairman of our board of directors since the reverse acquisition on January 15, 2009 and chief executive officer since May 1, 2010.   He is also a co-founder of our BVI subsidiary, Organic Region.  Prior to founding Organic Region, Mr. Fong had been engaged in the consumer products industry in China for more than 25 years.  From 2001 to 2008, Mr. Fong was the co-founder the Heng Tai Consumables Group Ltd., a Hong Kong listed company, and served as its executive director and chief operation officer.  Prior to that, Mr. Fong served from 1986 to 2001 as the sales director for China Trade for Vincent Honour Ltd., and from 1980 to 1985, worked at Dodwell Wines & Spirits and Dodwell Imports, Hong Kong, as a sales representative.  We believe that Mr. Fong’s experience in the sale of food products in China, including his service as a senior executive officer of Organic Region, a company of which he was co-founder, prior to the reverse acquisition, qualify him to serve as a director.

Yan Pan.  Mr. Pan has been our chief operating officer since May 1, 2010.  Mr. Pan was a vice president of operations for us from July 2009 until April 2010.  From 2007 to July 2009, Mr. Pan served as director of the luxury product business for Vasto, an Italian menswear brand owned by a Chinese family, where he oversaw brand positioning, product development, retail development and supplier management. From 2001 to 2007, Mr. Pan served as general manager of the Chinese operations of a Swedish outsourcing company, Outsource Supply Management, where he was responsible for overseeing client servicing, suppliers and overall strategic business development from 2001 to 2007. Mr. Pan holds a bachelor of arts degree from Dr. Sun Yat Sen University in China with a major in English literature, and he took courses for an MBA degree at Rutgers University.

Yong Qing Ma.   Ms. Ma has been our chief financial officer and treasurer since January 15, 2009.  Ms. Ma held the same position with Organic Region since September 2007.  Prior to joining us, Ms. Ma served as vice president of finance for Pacificnet, Inc. She worked as finance manager at Shenzhen Lufthansa Technik Ltd., a subsidiary of Germany Lufthansa Group from 2002 to 2003. She worked for China Motion, a Hong Kong public telecom company as manager of corporate finance division and audit division from 1995 to 2002. Ms. Ma received her MBA from American Kennedy Western University, and economic bachelor degree from Wuhan University in China. Ms. Ma currently serves as director for Shenzhen Longtou Investment Limited, a private financial advisory company.

Huasong Sheena Shen.  Ms. Shen was elected vice president – finance in April 2010.  From April 2007 until November 2009, Ms. Shen was managing partner of Great Wall Research LLC, a financial and accounting consulting firm which provided services to Chinese companies listed in the United States.  From November 2006 until March 2007, Ms. Shen was chief financial officer of Masada Group Technologies Corporation, a technology company.  From May 2000 until October 2006, Ms. Shen was employed by JP Morgan Chase in different capacities, with her final position being financial manager – global credit risk management operations from February 2005 until October 2006.  Mr. Shen received her BS degree in accounting from Brigham Young University Hawaii and her MBA in finance from the University of Connecticut.  Ms. Shen is a certified public accountant and a chartered financial analyst.

Xiong Luo.  Mr. Luo has been a director since February 2009.  Mr. Luo served as our chief operating officer from January 15, 2009 until April 2010.   Mr. Luo is also our corporate secretary, which is not an executive officer .  He also served as chief operating officer of our BVI subsidiary, Organic Region, since 2006.  Mr. Luo has also served as the general manager of our PRC operating subsidiaries, Zhuhai Organic and Guangzhou Organic, since 2004.  Mr. Luo has more than 20 years’ experience in enterprise planning and operations.  Prior to joining us, Mr. Luo served from 2001 to 2004, as general manager and managing director of China Environmental Protection Industry Ltd., from 1998 to 2001, as general manager of Beijing World Oasis Technology Limited; from 1997 to 1998, as general manager of Beijing Chunyi Industry Ltd., and from 1991 to 1997 as general manager of the Zhuhai Guanli plastic machinery plant.  Mr. Luo graduated from Guangdong South China Agricultural University in 1985 with a B.A. Degree and holds seven patents, two of which are related to inventions.  We believe that Mr. Luo’s experience in the sale of food products in China, including his service as a senior executive officer of Organic Region, a company of which he was co-founder, prior to the reverse acquisition, qualify him to serve as a director.
Jeremy Goodwin. Mr. Goodwin became a director in February 2009. He has extensive experience in providing financial advice to multi-national and Asian companies on key corporate initiatives such as merger and acquisition, debt and equity financing, restructuring, privatization and business expansion. Since 2006, Mr. Goodwin has been Managing Partner of 3G Capital Partners, a corporate finance advisory firm, and was a vice president of Global Capital Group Enterprises, a corporate finance advisory firm, from 2002 to 2005.  From 1999 to 2001, Mr. Goodwin was with the ING Beijing Investment arm of Baring Private Equity Partners in Hong Kong, and from 1997 to 1998, Mr. Goodwin worked at ABN Amro in Beijing. Mr. Goodwin began his career at Mees Pierson Investment Finance S.A., a Geneva based investment fund private placement firm. He earned a Bachelor of Science degree from Cornell University and is fluent in Mandarin. We believe that Mr. Goodwin’s background as a financial advisor, combined with his understanding of both the United States securities law and the Chinese business environment qualify Mr. Goodwin to serve as a director.

Our directors are elected for a term of one year and until their successors are elected and qualified.

There is no family relationship among any of our officers or directors.

Committees

Our business, property and affairs are managed by or under the direction of the board of directors. We do not presently have any committees.  The functions normally performed by the audit, compensation and nominating committees are performed by the board.  Only one of our directors, Mr. Jeremy Goodwin, is an independent director.  See “Management – Compensation of Directors” for information concerning Mr. Goodwin’s compensation.

Section 16(a) Compliance

Section 16(a) of the Exchange Act requires our executive officers, directors and persons who beneficially own more than 10% of our common stock to file initial reports of ownership and reports of changes in ownership with the SEC. Based solely on our review of the copies of such forms furnished to us and written representations from our executive officers, directors and such beneficial owners, we believe that all filing requirements of Section 16(a) of the Exchange Act were timely complied with during the fiscal year ended December 31, 2009, except that each of Messrs. Goodwin, Leung, Luo, Fong, Ms. Ma, Ms. Mao, Logo International Holdings Ltd. and Grand Will Investment Group Ltd. filed a late Form 3 upon becoming a Section 16 filer and each of Messrs. Freiss, Lilja and Schwartz filed a late Form 4 in connection with a sale of securities.

Executive Compensation

Summary Compensation Table

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or each person who served as our chief executive officer during any part of 2009.  Compensation by us to Mr. Leung, Mr. Fong and Mr. Luo represents compensation paid by Organic Region prior to the reverse acquisition.  No other executive officer received total annual salary compensation in excess of $100,000 in 2009.

Name and Principal Position	Year	Salary	Total
Anson Yiu Ming Fong, chairman of the board1	2009	$160,000	$160,000
	2008	116,293	116,293

Chi Ming Leung, chief executive officer 2	2009 2008	81,000 77,490	81,000 77,490

Xiong Luo, chief operating officer3	2009 2008	128,000 101,324	128,000 101,324

Michael Friess, former chief executive officer4	2009	0	0
	2008	0	0

1
On January 15, 2009, in connection with the reverse acquisition, Anson Yiu Ming Fong, who was co-founder of Organic region, became our chairman.  Mr. Fong received his compensation in his capacity as a director.

2
On January 15, 2009, in connection with the reverse acquisition, Chi Ming Leung, who was a chief executive officer of Organic Region, became our chief executive officer.  Mr. Leung received compensation of $35,000 is his capacity of chief executive officer and $46,000 in his capacity as a director.

3
On January 15, 2009, in connection with the reverse acquisition, Xiong Luo, who was chief operating officer of Organic Region, became our chief operating officer.  Mr. Luo received $53,000 in his capacity as our Chief Operating Officer and $75,000 in his capacity as a director.

4	Michael Friess resigned from all offices he held with us and his position as our director upon the closing of the reverse acquisition on January 15, 2009.

None of the officers named in the Summary Compensation Table received any compensation in 2009 and 2008 other than salary and certain social security and medical insurance benefits that are required by the PRC government, which benefits are not significant and are included under “Compensation” in the Summary Compensation Table.  None of our executive officers received any bonus or any equity awards, including, options, restricted stock or other equity incentives during the 2009 or 2008.

Employment Agreements

Prior to our reverse acquisition, our operating subsidiaries were private limited companies organized under the laws of the PRC, and in accordance with PRC regulations, the salary of our executives was determined by our shareholders and is reflected in the Summary Compensation Table.   Effective January 15, 2009, we entered into employment agreements with our executives provide the amount of each executive officer’s salary and establish their eligibility to receive a bonus. Mr. Leung’s employment agreement provides for an annual salary of approximately $35,000, and Mr. Luo’s employment agreement provides for an annual salary of approximately $53,000.  Mr. Leung’s employment was  terminated on May 1, 2010.  Other than the salary and necessary social benefits required by the government, which are defined in the employment agreement, we currently do not provide other benefits to the officers at this time.  Our executive officers are not entitled to severance payments upon the termination of their employment agreements or following a change in control.

In connection with Anson Yiu Ming Fong’s election as our chief executive officer and president, we entered into a one-year employment agreement with Mr. Fong an annual salary of $46,500, in addition to his compensation as a director of $160,000, as described under “Management – Compensation of Directors.”

On May 1, 2010, we entered into an employment agreement with Yan Pan pursuant to which Mr. Pan will be employed by us as our chief operating officer. Mr. Pan will receive an annual salary of $54,000 as well as 1,000,000 shares of common stock, which will vest over four quarters , commencing June 21, 2010.

Compensation of Directors

We have entered into agreements with our directors, Mr. Anson Yiu Ming Fong, Mr. Chi Ming Leung, and Mr. Xiong Luo.  Under these agreements, we pay Mr. Fong annual compensation of approximately $160,000, Mr. Leung annual compensation of $45,000 and Mr. Luo annual fee of approximately $75,000, as consideration for their role as directors. The compensation of Mr. Leung and Mr. Luo as a director is in addition to their compensation as an officer, with Mr. Leung receiving total compensation of $80,000 and Mr. Luo receiving total compensation of $128,000.   The total compensation for Mr. Fong, Mr. Leung and Mr. Luo is set forth in the Summary Compensation Table.

On February 1, 2009, we entered into an agreement with Mr. Jeremy Goodwin, pursuant to which we agreed to pay Mr. Goodwin compensation of $3,500 per month for serving as a director. In addition, we agreed to award to Mr. Goodwin 12,500 restricted shares of common stock every three months, as long as Mr. Goodwin continues to serve as an independent director.  As of December 31, 2009, we had agreed to issue 50,000 shares of common stock to Mr. Goodwin.   The following table sets forth information as to compensation for 2009 paid to each director whose compensation is not included in the summary compensation table.

Name	Fees Earned or Paid in Cash	Stock Awards	All Other Compensation	Total
Jeremy Goodwin	$38,500	$13,292	--	$51,792

The stock awards represents the value of the stock accrued by Mr. Goodwin with respect to 2009.  Such shares had not been issued to Mr. Goodwin as of June 15, 2010.

Director Independence

We currently have one independent director, Jeremy Goodwin, as the term “independent” is defined by the rules of the Nasdaq Stock Market.

PRINCIPAL SHAREHOLDERS

The following table provides information as to shares of common stock beneficially owned as of June 15 , 2010 by:

•	Each director;

•	Each current officer named in the summary compensation table;

•	Each person owning of record or known by us, based on information provided to us by the persons named below, at least 5% of our common stock; and

•	All directors and officers as a group.

Name	Shares of Common Stock Beneficially Owned		Percentage

Anson Yiu Ming Fong c/o Sino Green Land Corporation 6/F No. 947, Qiao Xing Road Shi Qiao Town, Pan Yu District Guangzhou, People’s Republic of China	34,700,635	(1)	26.9%

Grand Will Investment Group Ltd. OMC Chambers P.O. Box 3152 Road Town, Tortola British Virgin Islands	30,618,207	(1)	23.7%

Long Rich Global Invest Limited Drake Chambers P.O. Box 3321 Road Town, Tortola British Virgin Islands	4,082,428	(1)	3. 2%

Xiong Luo c/o Sino Green Land Corporation 6/F No. 947, Qiao Xing Road Shi Qiao Town, Pan Yu District Guangzhou, People’s Republic of China	30,618,207	(2)	23.7%

Logo International Holdings Ltd. Pelm Grove House P.O. Box 438 Road Town, Tortola British Virgin Islands	30,618,207	(2)	23.7%

T Squared Capital LLC T Squared Investments LLC 1325 Sixth Avenue New York, New York 10019	13,709,948	(4)	9.99%

Ikro Yoon 333 Main Street, Suite 4K San Francisco, CA 94105	7,658,100	(5)	5.7%

Celenian Appreciation Fund LP 333 Main Street, Suite 4K San Francisco, CA 94105	6,824,700	(5)	5. 08%

Chi Ming Leung c/o Sino Green Land Corporation 6/F No. 947, Qiao Xing Road Shi Qiao Town, Pan Yu District Guangzhou, People’s Republic of China	4,082,428	(3)	3.7%

Alpha Fortune Global Develop Limited Drake Chambers P.O. Box 3321 Road Town, Tortola British Virgin Islands	4,082,428	(3)	3.7%

Jeremy Goodwin	62,500	(6)	*

All officers and directors as a group (six individuals beneficially owning stock)	69,980,292		54.3%

________
*   Less than 1%.

Except as otherwise indicated each person has the sole power to vote and dispose of all shares of common stock listed opposite his name. Each person is deemed to own beneficially shares of common stock which are issuable upon exercise of warrants or options or upon conversion of convertible securities if they are exercisable or convertible within 60 days of June 15 , 2010.

(1)            The 34,700,635 shares of common stock beneficially owned by Mr. Fong represents (i) 30,618,207 shares that are held by Mr. Fong through Grand Will Investment Group Limited, a BVI company owned and controlled by Mr. Fong; and (ii) 4,082,428 shares that are held indirectly by Mr. Fong’s wife, Wai Yin Cheng, through Long Rich Global Invest Limited, a BVI company owned and controlled by Ms. Cheng.  Mr. Fong disclaims beneficial interest in the shares beneficially owned by Ms. Cheng. Shares owned by Mr. Fong do not include 4,082,428 shares beneficially owned by Mr. Fong’s brother and sister.

(2)           Represents 30,618,207 shares that are jointly held by Xiong Luo and his wife, Lili Mao, through Logo International Holdings Limited, a BVI company owned and controlled by them.

(3)           Represents 4,082,428 shares that are indirectly held by Mr. Leung, through Alpha Fortune Global Develop Limited, a BVI company owned and controlled by him.

(4)           Represents 2,375,150 outstanding shares of common stock owned by T Squared Investments, 1,041,750 shares of common stock owned by T Squared China Fund LLC, an affiliate of T Squared Investments, and 8,628,233 shares of common stock issuable upon exercise of warrants and conversion of series A preferred stock held by T Squared Investments, LLC, one of the selling shareholders.  See “Selling Shareholders.”  Both T Squared Investments and T Squared China Fund are managed by T Squared Capital, and each of Mark C. Jensen and Thomas Sauve, managing members of T Squared Capital, acting singly, has the power to vote and dispose of the shares beneficially owned by T Squared Investments and T Squared China Fund. The warrants and the certificate of designation for the series A preferred stock prohibit exercise or conversion to the extent that such exercise or conversion would result in the holders and its affiliates beneficially owning more than 9.99% of our outstanding common stock. The total number of shares which T Squared Investments would own beneficially if the 9.99% limitation were not applicable is 32,820,900 shares prior to this offering, which would represent beneficial ownership of 23.2% of our common stock.  T Squared Investments disclaims beneficial interest in securities owned by T Squared China Fund.

(5)           Ikro Yoon, the managing member of Celenian Capital, LLC, which is the general partner of Celenian Appreciation Fund, has sole voting and dispositive power over the shares beneficially owned by Celenian Appreciation Fund.  Celenian Appreciation Fund owns 416,700 shares of common stock.  The remaining shares are issuable upon exercise of warrants and upon conversion of series A preferred stock.  Shares beneficially owned by Celenian Appreciation Fund do not include 833,400 shares owned personally by Ikro Yoon. Shares beneficially owned by Ikro Yoon include the 6,824,700 shares owned by Celenian Capital and the 833,400 shares owned by Mr. Joon.

(6)   Pursuant to our agreement with Mr. Goodwin, we agreed to issue to him 12,500 shares of common stock for each quarter that he serves as a director, commencing February 2009.  As of June 15 , 2010, we had accrued 62,500 shares of common stock for Mr. Goodwin, which shares had not been issued as of June 15 , 2010.

In addition, Mr. Yan Pan, our chief operating officer is to receive 1,000,000 shares of common stock, which will vest over four quarters, commencing June 21, 2010.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We have an agreement with Mr. Xiong Luo, a director who was formerly our chief operating officer, who is the owner and holder of the business license for Guangzhou Greenland.  Pursuant to this agreement, Organic Region provides consulting services, including business operations, human resources and research and development services, to Mr. Luo, the holder of licenses necessary for Guangzhou Organic to operate the fruit trading business in China, in connection with Guangzhou Organic, an entity owned and controlled by him. In exchange for such services, Mr. Luo agreed to pay a consulting services fee to Organic Region equal to all of the revenues obtained by Guangzhou Organic and we obtained the ability to substantially influence Guangzhou Greenland’s daily operations and financial affairs, appoint its senior executives and approval all matters requiring shareholder approval. Mr. Luo also irrevocably granted us an exclusive option to purchase, to the extent permitted under PRC law, all or part of the equity interests in Guangzhou Greenland and agrees to entrust all the rights to exercise their voting power to the person appointed by us . Guangzhou Greenland is considered a variable interest entity under FIN 46(R), and its financial statements are included in our consolidated financial statements.  Guangzhou Greenland made the lease payments relating to the land on which our produce is grown with funds generated from its operations.

On January 15, 2009, we consummated the reverse acquisition pursuant to which:

•
We issued to the former shareholders of Organic Region a total of 81,648,554 shares of common stock, constituting approximately 98% of our outstanding stock, in exchange for all of the capital stock of Organic Region, pursuant to a shares exchange agreement.  These shares were issued as follows:

Name	Relationship	Shares
Grand Will Investment Group Limited	Owned and controlled by Mr. Anson Yi Ming Fong, our chairman of the board and a director	30,618,207
Long Rich Global Invest Limited	Owned and controlled by Mr. Fong’s wife, Wai Yin Cheng	4,082,428
Logo International Holdings Limited	Jointly owned and controlled by Xiong Luo, our chief operating officer and a director, and his wife Lili Mao	30,618,207
Alpha Fortune Global Develop Limited	Owned and controlled by Chi Ming Leung, our chief executive officer and a director	4,082,428
Multi Billion Investment Development Limited	Owned and controlled by Mr. Fong’s brother and sister, Kit Ming Fong and Shiu Ming Fong	4,082,428
Good Joy International Group Investment Limited	Owned and controlled by Mr. Cheung Chin Chi,who is not affiliated with the Company	4,082,428
Welldone Investment Development Limited	Owned by 12 Chinese individuals none of whom are affiliated with the Company	4,082,428
		81,648,554
•
Our former majority shareholders, Michael Friess and Sanford Schwartz, sold us 1,666,298 shares of common stock for a $500,000 non-interest bearing convertible promissory note.  We cancelled the shares.  We paid the note in two installments of principal in the amount of $250,000 on March 31, 2009 and April 27, 2009.  We have no further obligation to our former majority shareholders.

•	Our former majority shareholders agreed to indemnify us as to matters arising prior to the completion of the reverse acquisition.

At December 31, 2008, we had a balance due from Shanghai Shifeng Industrial Co. Ltd., a company under common control, in the amount of $353,000, which was paid during 2009. We also had a balance due to Zhongshan Jintao Fruit & Vegetable Logistics Co., Ltd., a related party, in the amount of $393,727. This balance arose from transactions between the companies during 2004 and 2007. There was no balance due either to or from either of these companies at December 31, 2009.  Other income for 2009 included $151,880 from the forgiveness of indebtedness from Zhongshang Jintao Fruit & Vegetable Logistics Co., Ltd.  At December 31, 2009, we had a balance of $1,000 due from a shareholder and director.  These amounts are interest free, unsecured and due on demand. At December 31, 2009 we had a balance due to a shareholder and director of $3,000.  The amount due is interest free, unsecured and due on demand. At March 31, 2010, there was no balance due from related parties, and there was a balance of $89,711 due to a shareholder/director.  This amount is interest free, unsecured and due on demand.

On January 28, 2008, Organic Region entered into entered into two agreements:

•	An advisory agreement with Hickey Freihofner Advisors, LLC pursuant to which Hickey Freihofner would assist Organic Region with respect to on reverse merger transaction.

•	An agreement with Brill Securities, Inc. and Hai Lin pursuant to which Mr. Lin would act as a foreign finder to assist Organic Region to raise funds from Chinese investors.

On May 14, 2009, we issued 4,165,742 shares of common stock in connection with the termination of these two agreements. Pursuant to these termination agreements, we issued 516,552 shares of common stock to Ms. Yong Qing Ma, our chief financial officer.  None of the other persons who received shares of common stock pursuant to the termination agreements are officers, directors or 5% stockholders.

See “Selling Shareholders” for information relating to transactions with the selling shareholders and their affiliates.

CHANGE OF INDEPENDENT REGISTERED ACCOUNTING FIRM

Prior to the reverse acquisition, our independent registered public accounting firm was Schumacher & Associates, Inc., while Organic Region’s independent registered public accounting firm was Kabani & Company, Inc.  On January 15, 2009, concurrent with reverse acquisition, our board of directors approved the dismissal of Schumacher as our independent auditor, effective immediately.  Concurrent with the decision to dismiss Schumacher as our independent auditor, our board of directors elected to continue the existing relationship of Organic Region with Kabani and appointed Kabani as our independent auditor.

Schumacher's reports on our financial statements as of and for the fiscal years ended May 31, 2008 and 2007, did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles, except that its reports for the fiscal years ended May 31, 2008 and 2007 contained a statement of substantial doubt regarding our ability to continue as a going concern.

During the fiscal years ended May 31, 2008 and 2007 and through Schumacher's dismissal on January 15, 2009, there were (1) no disagreements with Schumacher on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Schumacher, would have caused Schumacher to make reference to the subject matter of the disagreements in connection with its reports, and (2) no events of the type listed in paragraphs (A) through (D) of Item 304(a)(1)(v) of Regulation S-K.

During the fiscal years ended December 31, 2008 and 2007 and through the date hereof, neither us nor anyone acting on our behalf consulted Kabani with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and neither a written report was provided to us or oral advice was provided that Kabani concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a disagreement or reportable events set forth in Item 304(a)(1)(iv) and (v), respectively, of Regulation S-K.

DESCRIPTION OF CAPITAL STOCK

We are authorized to issue 20,000,000 shares of preferred stock, par value $.001 per share, and 780,000,000 shares of common stock, par value $.001 per share.

The following summary of certain provisions of our common stock, preferred stock, certificate of incorporation and by-laws is not intended to be complete. It is qualified by reference to the provisions of applicable law and to our certificate of incorporation and by-laws.

Common Stock

We are authorized to issue up to 780,000,000 shares of Common Stock, par value $0.001 per share. Each outstanding share of Common Stock entitles the holder thereof to one vote per share on all matters. Our Bylaws provide that any vacancy occurring in the board of directors may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the board of directors. Shareholders do not have preemptive rights to purchase shares in any future issuance of our Common Stock.

The holders of shares of our common stock are entitled to dividends out of funds legally available when and as declared by our board of directors.  Our board of directors has never declared a dividend and does not anticipate declaring a dividend in the foreseeable future.  Should we decide in the future to pay dividends, as a holding company, our ability to do so and meet other obligations depends upon the receipt of dividends or other payments from our operating subsidiaries and other holdings and investments.  In addition, our operating subsidiaries in the PRC, from time to time, may be subject to restrictions on their ability to make distributions to us, including as a result of restrictive covenants in loan agreements, restrictions on the conversion of local currency into U.S. dollars or other hard currency and other regulatory restrictions.  In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to receive, ratably, the net assets available to shareholders after payment of all creditors.

All of the issued and outstanding shares of our common stock are duly authorized, validly issued, fully paid and non-assessable.  To the extent that additional shares of our common stock are issued, the relative interests of existing shareholders will be diluted.

Preferred Stock

Our articles of incorporation give our board of directors the power to issue shares of preferred stock in one or more series without shareholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock. The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a shareholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of our outstanding voting stock.

Series A Preferred Stock

Our board of directors authorized 2,000,000 shares of our preferred stock as series A convertible preferred stock.  The amended and restated certificate of designation for the series A preferred stock provides that each share of series A preferred stock is initially convertible into 11.36 shares of common stock, subject to adjustment. Until the investors in the August 2009 private placement no longer hold securities, if we issue common stock at a price, or options, warrants or other convertible securities with a conversion or exercise price less than the conversion price (presently $.088), with certain specified exceptions, the number of shares issuable upon conversion of one share of series A preferred stock is adjusted to reflect a conversion price equal to the lower price.

No dividends are payable with respect to the series A preferred stock. While the series A preferred stock is outstanding, we may not pay dividends on or redeem shares of common stock.

Upon any voluntary or involuntary liquidation, dissolution or winding-up, the holders of the series A preferred stock are entitled to a preference of $1.00 per share before any distributions or payments may be made with respect to the common stock or any other class or series of capital stock which is junior to the series A preferred stock upon voluntary or involuntary liquidation, dissolution or winding-up.

The holders of the series A preferred stock have no voting rights. However, so long as any shares of series A preferred stock are outstanding, we shall not, without the affirmative approval of a majority of the holders of the outstanding shares of series A preferred stock then outstanding, (a) alter or change adversely the powers, preferences or rights given to the series A preferred stock or alter, (b) authorize or create any class of stock ranking as to dividends or distribution of assets upon liquidation senior to or otherwise pari passu with the series A preferred stock, or any of preferred stock possessing greater voting rights or the right to convert at a more favorable price than the series A preferred stock, (c) amend our articles of incorporation or other charter documents in breach of any of the provisions hereof, (d) increase the authorized number of shares of series A preferred stock, or (e) enter into any agreement with respect to the foregoing.

The holders of the series A preferred stock may not convert the series A preferred stock to the extent that such conversion would result in the holders and their affiliates owning more than 9.99% of our outstanding common stock. This limitation may not be amended or waived; provided, that the limitation does not supply with respect to a change of control. The shares of series A preferred stock are automatically converted upon a change of control, as defined in the certificate of designation.

The warrants that are held by the selling shareholders are described under “Selling Shareholders – August 2009 Private Placement.”

The Nevada General Corporation Law

We are incorporated in Nevada and are subject to the provisions of the Nevada General Corporation Law. Under certain circumstances, the following selected provisions may delay or make more difficult acquisitions or changes of control. Our articles of incorporation and by-laws do not exclude us from such provisions. These provisions also may have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that shareholders may otherwise deem to be in their best interests.

Restrictions on Control Share Acquisitions

Sections 78.378 to 78.3793 of the Nevada General Corporation Law relate to acquisitions of control of an issuing corporation, which is defined as a Nevada corporation that has 200 or more shareholders, at least 100 of whom have addresses in Nevada appearing on our stock ledger. These provisions will not apply unless we meet the definition of an issuing corporation.

Under these provisions, an acquiring person who acquires a controlling interest in an issuing corporation and those acting in association with an acquiring person obtain only such voting rights in the control shares as are conferred upon them by a resolution of the shareholders of the corporation, approved by a majority of the voting power at a special or annual meeting of the shareholders, with the votes of interested shareholders not counted. The meeting of shareholders is held upon the request and at the expense of the acquiring person.

In the event that the control shares are accorded full voting rights and the acquiring person acquires control shares with a majority or more of all the voting power, any shareholder, other than the acquiring person, who does not vote in favor of authorizing voting rights for the control shares is entitled to demand payment for the fair value of his or her shares, and the corporation must comply with the demand. A controlling interest means the ownership of outstanding voting shares sufficient to enable the acquiring person, individually or in association with others, directly or indirectly, to exercise (i) one-fifth or more but less than one-third, (ii) one-third or more but less than a majority and/or (iii) a majority or more of the voting power of the issuing corporation in the election of directors. Voting rights must be conferred by a majority of the disinterested shareholders as each threshold is reached and/or exceeded.

These provisions do not apply if the articles of incorporation or bylaws in effect on the 10th day following the acquisition of a controlling interest by an acquiring person provide that said provisions do not apply.

Restrictions on Certain Business Combinations

Sections 78.411 to 78.444 of the Nevada General Corporation Law restrict the ability of a resident domestic corporation to engage in any combination with an interested shareholder for three years after the interested shareholder’s acquisition of the shares that cause such shareholder to become an interested shareholder, unless the combination or the purchase of shares by the interested shareholder that cause such shareholder to become an interested shareholder is approved by our the company’s board of directors before that date. If the combination was not previously approved, the interested shareholder may effect a combination after the three-year period only if such shareholder receives approval from a majority of the disinterested shares or the offer meets certain fair price criteria.

For purposes of the above provisions, a resident domestic corporation is a Nevada public corporation that has 200 or more shareholders and an interested shareholder is any person, other than the company and its subsidiaries, who is (i) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the company or (ii) an affiliate or associate of the company and, at any time within three years immediately before the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the company.

These restrictions do not apply to corporations that elect in a charter amendment approved by a majority of the disinterested shares to be excluded from these provisions. Such an amendment would not become effective for 18 months after its passage and would apply only to stock acquisitions occurring after its effective date. Our articles of incorporation and bylaws do not exclude us from the restrictions imposed by such provisions

Articles of Incorporation Provisions Relating to Control Share Acquisitions and Restrictions of Business Combinations

In March 2009, we amended our articles of incorporation to elect not to be governed by the terms and provisions of Sections 78.378 through 78.3793 and 78.411 through 78.444 of the Nevada Revised Statutes. As a result, the discussion under “Description of Capital Stock – Restrictions on Control Share Acquisitions” and “Description of Capital Stock – Restrictions on Certain Business Combinations” do not apply to us.

EXPERTS

Our consolidated financial statements at December 31, 200 9 and 200 8 and for the years then ended have been audited by Kabani & Company, Inc. and are included herein in reliance upon the authority of such firm as an expert in accounting and auditing in giving such report.

LEGAL MATTERS

The validity of the shares of common stock offered through this prospectus will be passed on by Sichenzia Ross Friedman Ference LLP, 61 Broadway, New York, New York 10006.

HOW TO GET MORE INFORMATION

We file annual, quarter and periodic reports, proxy statements and other information with the Securities and Exchange Commission using the Commission’s EDGAR system. You may inspect these documents and copy information from them at the Commission’s offices at public reference room at 100 F Street, NE, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such site is http//www.sec.gov.

We have filed a registration statement with the Commission relating to the offering of the shares. The registration statement contains information which is not included in this prospectus. You may inspect or copy the registration statement at the Commission’s public reference facilities or its website.

You should rely only on the information contained in this prospectus. We have not authorized any person to provide you with any information that is different.

SINO GREEN LAND CORPORATION AND SUBSIDIARIES

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders of
Sino Green Land Corp and Subsidiaries

We have audited the accompanying consolidated balance sheets of Sino Green Land Corp and Subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders' equity, and cash flows for the two years period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Sino Green Land Corp and Subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for the two years period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

/s/ Kabani & Company, Inc.
Certified Public Accountants

Los Angeles, California
April 12, 2010

SINO GREEN LAND CORP AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS
Current Assets
Cash and cash equivalents	$1,987,616	$544,860
Accounts receivable, net	171,143	200,731
Due from related parties	1,006	352,799
Inventories	9,934	16,931
Advances-current portion	256,225	-
Other current assets	343,169	58,045
Total Current Assets	2,769,093	1,173,366
Property and Equipment, net	547,727	139,765
Deposit	365,647	-
Advances	4,355,829	497,568
Long-term Prepayments	18,961,869	16,258,707
Total Assets	$27,000,165	$18,069,406
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued expenses	$1,186,923	$1,529,786
Advances from customers	48,690	56,443
Due to related parties	3,364	129,444
Convertible debenture	-	313,627
Total Current Liabilities	1,238,977	2,029,300
Commitment	-	-
Shareholders' Equity
Preferred stock, $0.001 par value, 20,000,000 shares authorized, 1,650,000 and 0 share issued and outstanding as of December 31, 2009 and 2008	1,650	-
Common stock, $0.001 par value, 780,000,000 shares authorized, 104,943,337 and 81,648,554 issued and outstanding as of December 31, 2009 and 2008	104,944	81,649
Additional Paid-in capital	10,119,540	5,419,351
Other comprehensive income	762,504	1,075,973
Retained earnings	14,772,550	9,463,133
Total shareholders' equity	25,761,188	16,040,106
Total Liabilities and Stockholders' Equity	$27,000,165	$18,069,406

The accompanying notes are integral part of these consolidated financial statements.

SINO GREEN LAND CORP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008

Sales	$108,045,437	$73,562,759
Cost of goods sold	96,308,289	65,825,333
Gross profit	11,737,148	7,737,426

Operating expenses
Selling expenses	2,581,330	1,630,781
General and administrative expenses	2,249,364	1,040,452
Total operating expenses	4,830,694	2,671,333

Operating income	6,906,454	5,066,193
Other income(expense)
Interest expenses, net	(353,973)	(133,650)
Beneficial conversion feature expense	(153,425)	(393,345)
Change in derivative liability	-	46,770
Others, net	154,404	15,399
Total other income (expense)	(352,994)	(464,826)
Net income	6,553,460	4,601,367
Deemed preferred stock dividend	(1,244,043)	-
Net income available to common shareholders	5,309,417	4,601,367
Other comprehensive income (loss)
Foreign currency translation gain (loss)	(313,469)	777,795
Comprehensive income	$4,995,948	$5,379,162
Net income per share
Basic	$0.07	$0.06
Diluted	$0.06	$0.06
Weighted average number of shares outstanding
Basic	89,772,302	81,648,554
Diluted	117,579,469	81,648,554

The accompanying notes are integral part of these consolidated financial statements.

SINO GREEN LAND CORP AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008
					Additional	Other		Total
	Preferred Stock		Common Stock		Paid	Comprehensive	Retained	Stockholders’
	Shares	Amount	Shares	Amount	In Capital	Income	Earning	Equity
Balance as of December 31, 2007	–	$–	81,648,554	81,649	$4,919,351	$298,178	$4,861,766	$10,160.44
Contribution by a shareholder	–	–	–	–	500,000	–	–	500,000
Foreign currency translation gain	–	–	–	–	–	777,495	–	777,795
Net income for the year ended December 31, 2008	–	–	–	–	–	–	4,601,367	4,601,367
Balance as of December 31, 2008	–	–	81,648,554	81,649	5,419,351	1,075,973	9,463,133	16,040,106
Recapitalization due to reverse acquisition	–	–	5,832,039	5,832	(5,832)	–	–	–
Issuance of preferred stock	1,650,000.00	1,650	–	–	1,553,350	–	–	1,555,000
Issuance of common stock	–	–	17,462,744	17,463	1,618,537	–	–	1,636,000
Warrant expenses	–	–	–	–	290,091	–	–	290,091
Foreign currency translation gain	–	–	–	–	–	(313,469)	–	(313,469)
Deemed preferred stock dividend			–	–	1,244,043	–	(1,244,043)	–
Net income for the year ended December 31, 2009	–	–	–	–	–	–	6,553,460	6,553,460
Balance as of December 31, 2009	1,650,000	$1,650	104,943,338	$104,944	$10,119,540	$762,504	$14,772,550	$25,761,188

The accompanying notes are integral part of these consolidated financial statements.

SINO GREEN LAND CORP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2009 AND 2008

	2009	2008
Cash flows from operating activities
Net income	$6,553,460	$4,601,367
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	79,178	83,694
Amortization	627,304	508,713
Warrant expense	290,091	-
Beneficial conversion feature	153,425	393,345
Gain from debt forgiveness	(162,949)	-
Change in derivative liability	–	(46,770)
Debt discount (part of interest expense)	–	71,266
Decrease / (Increase) in current assets
Accounts receivable	29,140	5,893
Inventories	6,957	23,992
Other current assets	(285,095)	(8,160)
Deposit	(365,450)	–
Advances	(4,113,619)	(23,745)
Long-term prepaid expense	(3,363,950)	(7,209,225)
Increase in current liabilities
Accounts payable & accrued expense	(367,118)	1,190,819
Advances from customer	(7,629)	(26,579)
Tax payables	156	68
Other payables	128,410	558,905
Net cash provided by operating activities	(797,689)	123,583
Cash flows from investing activities
Acquisition of plant, property, and equipment	(487,221)	(4,276)
Cash flows from financing activities
Proceeds from (payment to) issuance of convertible notes	(502,684)	500,000
Proceeds from issuance of preferred stock and warrants	1,555,000	–
Proceeds from issuance of common stock and warrants	1,636,000	–
Proceeds from (payments to) related parties	226,405	(603,970)
Net cash provided by (used in) financing activities	2,914,721	(103,970)
Effect of exchange rate change on cash and cash equivalents	(187,055)	86,477
Net increase in cash and cash equivalents	1,442,756	101,814
Cash and cash equivalents, beginning balance	544,860	443,046
Cash and cash equivalents, ending balance	$1,987,616	$544,860

Supplement disclosure of cash flow information
Interest expense paid	$104,800	$–
Income taxes paid	$–	$–

The accompanying notes are integral part of these consolidated financial statements.

SINO GREEN LAND CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.           ORGANIZATION AND DESCRIPTION OF BUSINESS

Organization

Sino Green Land Corporation (the “Company”) was incorporated in Nevada in March 2008 under the name of Henry County Plywood Corporation, as the successor by merger to a Virginia corporation organized in May 1948 under the same name. On March 23, 2009, the Company’s corporate name was changed to Sino Green Land Corporation.

The Company, through its Chinese operating subsidiaries, Zhuhai Organic Region Modern Agriculture Ltd. (“Zhuhai Organic”) and Guangzhou Organic Region Agriculture Ltd. (“Guangzhou Organic”), is engaged in the wholesale distribution, marketing and sales of premium fruits through wholesale centers and to supermarkets in China.

On January 15, 2009, the Company entered into a share exchange agreement with Organic Region Group Limited (“Organic Region”), its stockholders and its wholly owned subsidiaries, Zhuhai Organic, Guangzhou Organic, Fuji Sunrise International Enterprises Limited (“Fuji Sunrise”), Southern International Develop Limited (“Southern International”) and HK Organic Region Limited (“HK Organic”). Pursuant to the share exchange agreement and a related agreement with the Company’s two former principal stockholders:

•
The Company issued to the former stockholders of Organic Region a total of 81,648,554 shares of common stock, constituting approximately 98% of our outstanding stock, in exchange for all of the capital stock of Organic Region; and

•
Our former majority stockholders sold to the Company 1,666,298 shares of common stock, representing 50% of the then outstanding shares, for $500,000 non-interest bearing convertible promissory notes. The Company cancelled these shares. As of April 27, 2009, the Company had paid the principal and accrued interest on the notes in full and had no further obligations to the former majority stockholders.

Prior to the closing of these transactions, the Company, then known as Henry County Plywood Corporation, was not engaged in any business activity.

The Company is the sole stockholder of Organic Region, a British Virgin Islands corporation which was incorporated on January 30, 2003. Organic Region is the sole stockholders of five limited liability companies organized under the laws of the People’s Republic of China, each of which is a wholly foreign-owned entity, known as a WFOE: Zhuhai Organic, Guangzhou Organic, Fuji Sunrise, Southern International and HK Organic.

Under generally accepted accounting principles, the acquisition by the Company of Organic Region is equivalent to the acquisition by Organic Region of the Company, then known as Henry County Plywood Corporation, with the issuance of stock by Organic Region for the net monetary assets of the Company. This transaction is reflected as a recapitalization, and is accounted for as a change in capital structure. Accordingly, the accounting for the acquisition is identical to that resulting from a reverse acquisition. Under reverse acquisition accounting, the comparative historical financial statements of the Company, as the legal acquirer, are those of the accounting acquirer, Organic Region. The accompanying financial statements reflect the recapitalization of the stockholders’ equity as if the transactions occurred as of the beginning of the first period presented. Thus, only the 81,648,554 shares of common stock issued to the former Organic Region stockholders are deemed to be outstanding for all periods reported prior to the date of the reverse acquisition. As a result of the reverse acquisition effected by the share exchange agreement, the Company’s business has become the business of the Organic Region. The 1,666,297 shares of common stock that were outstanding on January 15, 2009, net of the 1,666,298 shares that were purchased by the Company and cancelled, are treated as if they were issued on January 15, 2009, as part of a recapitalization.

Zhuhai Organic was formed by a British Virgin Islands corporation known as Nature Institution Group Ltd. (“NI Group”) on January 3, 2004, and Guangzhou Organic was formed by NI Group on September 24, 2004. On December 31, 2007, NI Group transferred to Organic Region all of the stock of Zhuhai Organic for $5,000,000 and all of the stock of Guangzhou Organic for no consideration since Guangzhou Organic had negative equity. At the time of the transfer, NI Group had made the required capital contributions to both Zhuhai Organic and Guangzhou Organic, the transfers were treated as transfers between parties under common control because, at the time of the transfer, one of NI Group’s stockholders, who held a 13.5% interest in NI Group a nd who was the legal representative for Guangzhou Organic and Zhuhai Organic with the right, under the laws of the PRC, to have full control of these entities, was also a 50% stockholder in Organic Region. Since the transfers were between related parties, the assets of the acquired companies were carried at their historical cost and the amount by which the total purchase price exceeded the value of the assets of Zhuhai Organic and Guangzhou Organic, which was $365,755, was recorded as deemed dividend to the stockholder in December 31, 2007.

The Company has an exclusive agreement with the Company’s chief operating officer, who is the owner and holder of the business license for Guangzhou Greenland Co. Ltd. (“Guangzhou Greenland”). Pursuant to this agreement, Organic Region provides consulting services, including business operations, human resources and research and development services, to Mr. Luo with respect to Guangzhou Greenland to enable Guangzhou Greenland to operate the fruit trading business in China. In exchange for such services, Mr. Luo agreed to pay a consulting services fee to Organic Region equal to all of the revenues obtained by Guangzhou Greenland. The agreement gave the Company the ability to substantially influence Guangzhou Greenland’s daily operations and financial affairs, appoint its senior executives and approve all matters requiring stockholder approval. Mr. Luo also irrevocably granted the Company an exclusive option to purchase, to the extent permitted under PRC law, all or part of the equity interests in Guangzhou Greenland and agreed to entrust all the rights to exercise voting power to the person appointed by the Company. Guangzhou Greenland is considered a variable interest entity under ASC 810 (Originally issued as FIN 46R), and its financial statements are included in our consolidated financial statements. Substantially all of the Company’s revenue is derived from the business of Guangzhou Greenland.

2.           BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Principle of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Zhuhai Organic and Guangzhou Organic, Fuji Sunrise, HK Organic and Southern International, together with its 100% Variable Interest Entity (VIE), Guangzhou Greenland. All significant inter-company accounts and transactions have been eliminated in consolidation.

In accordance with ASC 810 (Originally issued as Financial Interpretation No. 46R, Consolidation of Variable Interest Entities “FIN 46R”), VIEs are generally entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision making ability. All VIEs with which the Company is involved must be evaluated to determine the primary beneficiary of the risks and rewards of the VIE. The primary beneficiary is required to consolidate the VIE for financial reporting purposes.

On January 1, 2005, Organic Region entered into exclusive arrangements with Mr. Xiong Luo, who is presently the Company’s chief operating officer and who holds the business license for Guangzhou Greenland, that give the Company the ability to substantially influence Guangzhou Greenland’s daily operations and financial affairs, appoint its senior executives and approve all matters requiring shareholder approval. As a result, the Company consolidates the financial results of Guangzhou Greenland as variable interest entity pursuant to ASC 810 (Originally issued as Financial Interpretation No. 46R, Consolidation of Variable Interest Entities “FIN 46R”).

a.	Guangzhou Greenland holds the licenses necessary to operate its fruit trading business in China.

b.
The Company has the exclusive privilege to purchase the fruit and vegetables from and it provides other general business operation services to Guangzhou Greenland in return for a consulting services fee which is equal to Guangzhou Greenland’s revenue.

c.
Mr. Xiong Luo irrevocably granted the Company an exclusive option to purchase, to the extent permitted under PRC law, all or part of the equity interests in Guangzhou Greenland and agreed to entrust all the rights to exercise his voting power to the person appointed by the Company.

b. Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amount of revenues and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made. However, actual results could differ materially from those results.

c. Cash and cash equivalents

The Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

d. Accounts receivable

The Company’s policy is to maintain reserves for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer creditworthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves. As of December 31, 2009 and December 31, 2008, the Company had accounts receivable, of $171,143 and $200,731, net of allowance for bad debts in the amount of $9,244 and $9,264, respectively.

e. Other current assets

Other current assets, valued at $343,169 as of December 31, 2009. It included an unsecured loan receivable in the amount of $292,517, at an interest rate of 5.31%, from an unrelated party. This loan was due in January 2010 and relates to a loan made to the local fruit association in connection with the construction of a seeding lab for Emperor bananas. The loan has been collected subsequently in March 2010. The interest income for the year ended December 31, 2009 was $15,524. As of December 31, 2008, the other current assets amounted to $58,045.

f. Advances

As of December 31, 2009, the Company advances amounted to $4,355,829. The Company provides advances to one unrelated party in return for 18 years lease starting 2010. The advances are required to be used to construct a multi level distribution center the Company intends to lease. As of December 31, 2008, the advances amounted to $497,568.

g. Deposit

As of December 31, 2009 and 2008, the Company has deposit amounted to $365,647 and $0, respectively. The deposit is to an unrelated party and refundable after the expiration of the term of the lease (described in note 1.f Advances).

h. Inventories

Inventories are valued at the lower of cost (determined on a weighted average basis) or market value. Management compares the cost of inventories with market value and an allowance is provided to reduce the value of inventories to their net market value.

Inventories consisted of produce in the amount of $9,934 and $16,931 as of December 31, 2009 and 2008, respectively.

i. Property and equipment

Property and equipment are recorded at cost. Gains or losses on disposals are reflected as gain or loss in the year of disposal. The cost of improvements that extend the life of plant, property, and equipment are capitalized. These capitalized costs may include structural improvements, equipment, and fixtures. All ordinary repair and maintenance costs are expensed as incurred.

Depreciation for financial reporting purposes is provided using the straight-line method over the estimated useful lives of the assets: 5 to 10 years for manufacturing machinery, 5 years for office equipment, and 5 years for motor vehicles.

j. Impairment

The Company applies the provisions ASC 360-10 (Originally issued as FAS No. 144). .ASC 360-10 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted cash flows expected to result from the use and eventual disposition of the assets. Whenever any such impairment exists, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value.

The Company tests long-lived assets, including property, plant and equipment and intangible assets subject to periodic amortization, for recoverability at least annually or more frequently upon the occurrence of an event or when circumstances indicate that the net carrying amount is greater than its fair value. Assets are grouped and evaluated at the lowest level for their identifiable cash flows that are largely independent of the cash flows of other groups of assets. The Company considers historical performance and future estimated results in its evaluation of potential impairment and then compares the carrying amount of the asset to the future estimated cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds estimated expected undiscounted future cash flows, the Company measures the amount of impairment by comparing the carrying amount of the asset to its fair value. The estimation of fair value is generally measured by discounting expected future cash flows as the rate the Company utilizes to evaluate potential investments. The Company estimates fair value based on the information available in making whatever estimates, judgments and projections are considered necessary. There was no impairment of long-lived assets for the years ended December 31, 2009 and 2008.

k. Revenue recognition

The Company’s revenue recognition policies are in compliance with ASC 605 (Originally issued as Staff Accounting Bulletin (SAB) 104). Sales revenue is recognized at the date of shipment to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations of the Company exist and collectability is reasonably assured. Payments received before all of the relevant criteria for revenue recognition are satisfied are recorded as unearned revenue.

Sales

Revenues from the sale of products are recognized at the point of sale of the Company’s products. Discounts provided to customers by the Company at the time of sale are recognized as a reduction in sales as the products are sold. Sales taxes are not recorded as a component of sales.

Cost of Goods Sold

The “Cost of Goods Sold” line item of the Consolidated Statements of Income includes product costs and the amortization of the long-term leases on which the produce is grown and for which the full payment was made at the commencement of the lease. Discounts provided to the Company by vendors at the time of purchase are recognized as a reduction in inventory cost as the products are delivered.

All other costs, including warehousing costs, transportation costs, salaries, rent expense and depreciation expense, are shown separately in Selling Expense or General and Administrative Expense in the Consolidated Statements of Income.

l. Income taxes

The Company utilizes ASC 740 (Originally issued as SFAS No. 109, “Accounting for Income Taxes”), which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company accounts for income taxes using an asset and liability approach which allows for the recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future deductibility is uncertain.

The Company records a valuation allowance for deferred tax assets, if any, based on its estimates of its future taxable income as well as its tax planning strategies when it is more likely than not that a portion or all of its deferred tax assets will not be realized. If the Company is able to utilize more of its deferred tax assets than the net amount previously recorded when unanticipated events occur, an adjustment to deferred tax assets would increase the Company net income when those events occur. The Company does not have any significant deferred tax asset or liabilities in the PRC tax jurisdiction.

m. Income per share of common stock

Income per share of common stock is calculated in accordance with the ASC 260 (Originally issued as Statement of Financial Accounting standards No. 128, “Earnings per share”). Income per share for all periods presented has been restated to reflect the adoption of ASC 260. Basic income per share is based upon the weighted average number of common shares outstanding. Diluted income per share is based on the assumption that all dilutive convertible shares and stock options and warrants were converted or exercised. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period.

Basic net income per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. Diluted income per share is computed by dividing net income by the weighted average number of shares of common stock, common stock equivalents and potentially dilutive securities outstanding during each period. Potentially dilutive common shares consist of common stock issuable upon the conversion of the outstanding shares of Series A preferred stock (using the if-converted method) and common stock warrants (using the treasury stock method). The following table presents a reconciliation of basic and diluted net income per share (in thousands, except per share amounts):

	Years Ended December 31,
	2009	2008
Net income available to common shareholders	$5,309	$4,601
Weighted average shares of common stock outstanding	89,772	81,649
Diluted effect of warrants, options, and preferred stock	27,807	-
Weighted average shares of common stock – diluted	117,579	81,649
Net income available per share of common stock – basic	$0.07	$0.06
Net income per share of common stock -- diluted	$0.06	$0.06

The warrants that were issued by Organic Region in April 2008 and assumed by the Company in connection with the reverse acquisition are reflected in the number of diluted shares 117,579,469 for the year ended December 31, 2009.

Effective August 3, 2009, the Company issued warrants to purchase 13,612,120 shares of the Company’s common stock, of which warrants to purchase 10,145,454 shares of common stock have an exercise price of $0.11 per share and warrants to purchase 3,466,666 of common stock have an exercise price of $0.15 per share, each at any time and from time to time through August 3, 2011. The average stock price for the years ended December 31, 2009 was $0.1495 per share. The warrants with an $0.11 exercise price had a dilutive effect of 2,680,770 shares for the year ended December 31, 2009.

The Pursuant to a Series A Convertible Preferred Stock and Warrant Purchase Agreement dated August 7, 2009, with three investors, on August 7, 2009, for a total consideration of $1,000,000, the Company (i) issued of an aggregate of 1,000,000 shares of series A preferred stock, (ii) issued five-year warrants to purchase 10,000,000 shares of common stock at an exercise price of $0.14 per share and 10,000,000 shares of common stock at an exercise price of $0.25 per share, for which the Company received a total of $1,000,000, and (iii) granted the investors an option to purchase up to 1,000,000 additional shares of Series A Preferred Stock at a purchase price of $1.00 per share of Series A Preferred Stock.

The warrants which are exercisable at $0.15 per share had no dilutive effect. The preferred stock had a dilutive effect of 18,744,000 shares for the year ended December 31, 2009. The warrants which are exercisable at $0.14 per share had a dilutive effect of 635,700 shares for the year ended December 31, 2009. The warrants which are exercisable at $0.25 per share had no dilutive effect. The preferred stock option had a dilutive effect of 3,976,000 shares in the year ended December 31, 2009.

n. Foreign currency translation

The Company uses the United States dollar for financial reporting purposes. The Company’s subsidiaries maintain their books and records in their functional currency - Chinese Yuan Renminbi (CNY), being the primary currency of the economic environment in which their operations are conducted. Such financial statements were translated into United States dollars in accordance with ASC 830 (Originally issued as Statement of Financial Accounts Standards (“SFAS”) No. 52, “Foreign Currency Translation”). According to the Statement, all assets and liabilities are translated at the current exchange rate, stockholder’s equity are translated at the historical rates and income statement and statement of cash flows items are translated at the average exchange rate for the period. As a result, amounts related to assets and liabilities reported on the statement of cash flows may not necessarily agree with changes in the corresponding balances on the balance sheet. The resulting translation adjustments are reported under other comprehensive income in accordance with ASC 220 (Originally issued as SFAS No. 130, “Reporting Comprehensive Income”) as a component of shareholders’ equity.

o. Fair values of financial instruments

ASC 825 (Originally issued as Statement of Financial Accounting Standard No. 107, “Disclosures about Fair Value of Financial Instruments”) requires that the Company disclose estimated fair values of financial instruments. The carrying amounts reported in the statements of financial position for assets and liabilities qualifying as financial instruments are a reasonable estimate of fair value.

The Company’s financial instruments primarily consist of cash and cash equivalents, accounts receivable, other receivables, advances to suppliers, accounts payable and other payables.

As of the balance sheet dates, the estimated fair values of the financial instruments were not materially different from their carrying values as presented on the balance sheet. This is attributed to the short maturities of the instruments and that interest rates on the borrowings approximate those that would have been available for loans of similar remaining maturity and risk profile at respective balance sheet dates.

p. Earning per share (EPS)

Earnings per share is calculated in accordance with the ASC 260 (Originally issued as Statement of Financial Accounting standards No. 128, “Earnings per share”) superseded Accounting Principles Board Opinion No.15 (APB 15). Earnings per share for all periods presented has been restated to reflect the adoption of ASC 260 Basic earnings per share is based upon the weighted average number of common shares outstanding. Diluted earnings per share is based on the assumption that all dilutive convertible shares and stock options were converted or exercised. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period.

Basic and diluted earning per share was $0.07 and $0.06 for the year ended December 31, 2009, respectively. Basic and diluted earning per share was $0.06 and $0.06 for the year ended December 31, 2008, respectively.

q. Segment reporting

ASC 280 (Originally issued as Statement of Financial Accounting Standards No. 131, “SFAS 131”), “Disclosure about Segments of an Enterprise and Related Information” requires use of the “management approach” model for segment reporting. The management approach model is based on the way a company’s management organizes segments within the company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company.

ASC 280 (Originally issued as SFAS No. 131) has no effect on the Company’s consolidated financial statements as the Company operates in one reportable business segment.

r. Statement of cash flows

In accordance with ASC 230 (Originally issued as SFAS No. 95), "Statement of Cash Flows," cash flows from the Company's operations is calculated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statement of cash flows may not necessarily agree with changes in the corresponding balances on the balance sheet.

s. Subsequent Events.

For purposes of determining whether a post-balance sheet event should be evaluated to determine whether it has an effect on the financial statements for the period ending December 31, 2009 pursuant to ASC 855(Originally issued as SFAS No. 165), subsequent events were evaluated by the Company as of March 31, 2010, the date on which the Form 10-K, which included the consolidated financial statements at and for the year ended December 31, 2009, was available to be issued.

t. Recent Accounting Pronouncements

In June 2009, the FASB issued ASC 105 (previously SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles ("GAAP") - a replacement of FASB Statement No. 162), which will become the source of authoritative accounting principles generally accepted in the United States recognized by the FASB to be applied to nongovernmental entities.

In June 2009, the FASB issued ASC 855 (previously SFAS No. 165, Subsequent Events), which establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before the financial statements are issued or available to be issued. It is effective for interim and annual periods ending after June 15, 2009. There was no material impact upon the adoption of this standard on the Company’s consolidated financial statements.

In June 2009, the FASB issued ASC 860 (previously SFAS No. 166, “Accounting for Transfers of Financial Assets”) , which requires additional information regarding transfers of financial assets, including securitization transactions, and where companies have continuing exposure to the risks related to transferred financial assets. SFAS 166 eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets, and requires additional disclosures. SFAS 166 is effective for fiscal years beginning after November 15, 2009. The Company does not believe this pronouncement will impact its financial statements.

In June 2009, the FASB issued ASC 810 (previously SFAS No. 167) for determining whether to consolidate a variable interest entity. These amended standards eliminate a mandatory quantitative approach to determine whether a variable interest gives the entity a controlling financial interest in a variable interest entity in favor of a qualitatively focused analysis, and require an ongoing reassessment of whether an entity is the primary beneficiary. These amended standards are effective for us beginning in the first quarter of fiscal year 2010 and we are currently evaluating the impact that adoption will have on our consolidated financial statements.

In August 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-05, which amends ASC Topic 820, Measuring Liabilities at Fair Value, which provides additional guidance on the measurement of liabilities at fair value. These amended standards clarify that in circumstances in which a quoted price in an active market for the identical liability is not available, we are required to use the quoted price of the identical liability when traded as an asset, quoted prices for similar liabilities, or quoted prices for similar liabilities when traded as assets. If these quoted prices are not available, we are required to use another valuation technique, such as an income approach or a market approach. These amended standards are effective for us beginning in the fourth quarter of fiscal year 2009 and are not expected to have a significant impact on our consolidated financial statements.

u. Reclassifications

Certain prior year amounts have been reclassified to conform with the current year's presentation, none of which had an impact on total assets, stockholders' equity (deficit), net loss, or net loss per share.

3.           PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following as of December 31, 2009 and December 31, 2008:

	2009	2008
Manufacturing machinery	$403,822	$411,299
Office equipment	40,591	38,037
Motor vehicle	24,143	17,589
Leasehold Improvement	484,848	-

Less: Accumulated Depreciation	(405,677)	(327,160)
Property & Equipment, net	$547,727	$139,765

Depreciation expenses for the years ended December 31, 2009 and 2008 were 79,178 and $83,694 respectively.

4.           DUE FROM/(TO) RELATED PARTIES

Amounts due from related parties amounted to $1,006 and $352,799 as of December 31, 2009 and 2008, respectively. The Company has a balance due from one shareholder and director amounting to $1,006 as of December 31, 2009. The amount due is interest free, unsecured and due on demand. The Company had a balance due from one company which is under common control with the Company amounting to $352,799 as of December 31 2008 and $0 as of December 31, 2009. The amount due is interest free, unsecured and due on demand.

Due to related parties amounted to $3,364 and $129,444 as of December 31, 2009 and 2008, respectively. The Company has a balance due to one shareholder and director of the Company amounting to $3,364 as of December 31, 2009. The amount due is interest free, unsecured and due on demand. The Company has a balance due to related parties amounting to $129,444 as of December 31, 2008 and $0 as of December 31, 2009. It was due to the companies which are under common control with the Company. The amounts due were interest free, unsecured and due on demand and were paid in 2009.

On January 15, 2009, in connection with the reverse acquisition described in Note 1, the Company entered into a redemption agreement with Michael Friess and Sanford Schwartz, who were the Company’s majority stockholders, whereby these stockholders surrendered an aggregate of 1,666,298 shares of common stock for redemption in exchange for the issuance of non-interest bearing convertible promissory notes in the aggregate principal amount of $500,000. The principal and accrued interest of the Notes were payable on March 31, 2009. On March 31, 2009, the Company entered into an oral agreement with these stockholders, pursuant to which the Company paid them $250,000 and agreed to pay them the remaining $250,000 on or before April 30, 2009, without penalty. The Company paid the remaining $250,000 on April 27, 2009.

5.           LONG-TERM PREPAYMENTS

There is no private ownership of land in the PRC. All land is owned by the government, which grants land use rights for a specified period of time. Guangzhou Greenland has entered into fourteen land lease and developing agreements with a number of farming cooperatives since 2005. The farming cooperatives are authorized to manage and plant the lands by Guangzhou Greenland who, during the term of the lease, has the priority right to purchase the agricultural products at fair market price. The agreements have terms of 25 years with various due dates. The payments for the entire 25-year term are payable, and were paid, in full at the inception of the agreements.

The Company acquired two land leases during the year ended December 31, 2009 by paying approximately $3.4 million.

Guangzhou Greenland uses the straight-line method to amortize the long-term prepayments over the life of the contracts. As of December 31, 2009 and 2008, the Company has long-term prepayments (net) in the amount of $18,961,869 and $16,258,707, respectively.

The details of long-term prepayments are listed below as of December 31, 2009 and 2008:

	2009	2008
Long-term prepayment –cost	$20,996,380	$17,450,561
Accumulated amortization	(2,034,511)	(1,191,854)
Net	$18,961,869	$16,258,707

Amortization expenses for the years ended December 31, 2009 and 2008 were $627,304 and $508,713, respectively, and are included in cost of goods sold.

Amortization expenses for the next five years after December 31, 2009 are approximately as follows:

2010	$886,181
2011	886,181
2012	886,181
2013	886,181
2014	886,181
After	14,530,964
Total	$18,961,869

6.           ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses comprised the following as of December 31, 2009 and 2008:

	2009	2008
Accounts payable	$385,726	$804,438
Accrued payroll	130,542	90,916
Accrued expenses	465,895	557,692
Advance subscription	180,526	-
Other payable	24,234	76,741
	$1,186, 923	$1,529,787

The Company had advance fund which against issuance of shares subsequent to the year end.

7.           SHORT TERM CONVERTIBLE NOTES

On April 23, 2008, Organic Region, which was then a privately-owned company, issued four 18% convertible notes to various investors in the total amount of $500,000. The notes were due on April 23, 2009. As part of the transaction in which the notes were issued, Organic Region also issued to the investors warrants that were to be assumed by the Company upon the completion of the reverse acquisition. The warrants were assumed by the Company in connection with the reverse acquisition. The warrant holder are entitled to purchase up to $500,000 of securities at a per share price equal to 115% of the lowest cash price paid in a financing, which is defined as the consummation of one or more equity financings by the Company with aggregate proceeds of at least $3,000,000. The contingency regarding the warrants exercise was resolved and the warrants became exercisable on the completion of the financing. The Company recorded an expense of $290,091 for the fair market value of the warrants. See Note 8 for information with respect to financing which were completed in August 2009.

Pursuant to ASC 815 (Originally issued as EITF 00-19, paragraph 4), these convertible notes do not meet the definition of a “conventional convertible debt instrument” since the outstanding principal plus all interest accrued, at the holder’s option, may be converted on the maturity date, into shares of the issuer’s equity securities if going public transaction does not consummate on or before the maturity date. Therefore, the convertible debenture is considered “non-conventional,” which means that the conversion feature must be bifurcated from the debt and shown as a separate derivative liability. The fair value of the beneficial conversion feature is adjusted to fair value each balance sheet date with the change being shown as a component of net income.

The fair value of the beneficial conversion feature at the inception of these convertible notes was $363,308. Thus, at issuance, the notes were reflected with a discount of $363,308, which is amortized over the term of the notes. The notes were paid and the related debt discounts were written off.

As of December 31, 2008, $313,627 net of debt discount of $153,425 and debt issuance cost of $32,948 was booked as convertible debt. The Company accrued $62,384 interest expenses for the convertible notes as of December 31, 2008.

As of December 31, 2009, $0 was booked as convertible debt.

8.           EQUITY TRANSACTIONS

On January 15, 2009, the Company completed the reverse acquisition as described in Note 1. Pursuant to the share exchange agreement, the Company issued 81,648,554 shares of common stock in exchange for all of the outstanding common stock of Organic Region.

Pursuant to an agreement with an independent director, the Company agreed to pay the director 12,500 shares of common stock every fiscal quarter. As of December 31, 2009, the Company accrued the value of 45,833 shares, reflecting the shares that were due through December 31, 2009 pursuant to his agreement. The shares have not been issued through December 31, 2009.

In April, 2009, the Company issued an aggregate of 4,165,742 shares in connection with the termination of two agreements which Organic Region had entered into on January 28, 2008. Following the issuance of the shares, the Company had no further obligations under either of these agreements.

See Note 7 with respect to the issuance, in April 2008, of Organic Region’s 18% convertible notes in the total amount of $500,000 and warrants, which were assumed by the Company.

Sales of Securities

During August 2009, the Company issued securities in the following transactions:

a. Effective August 3, 2009, the Company entered into a common stock and warrant purchase agreements with non-affiliated investors. Pursuant to these agreements, for an aggregate consideration of $1,636,000, the Company issued (i) an aggregate of 13,129,410 shares at a stated purchase $0.085 per share and 4,333,334 shares at $0.12 per share; (ii) two-year warrants to purchase 10,145,454 shares of common stock at $0.11 per share and 3,466,666 shares of common stock at $0.15 per share; and (iii) granted the investors an option to purchase up to 6,500,000 shares of common stock at a purchase price of $0.12 per share. The warrants may be exercised through August 3, 2011. The warrant holders have cashless exercise rights. Under the Black Scholes model, the fair market value of the warrant detached was $523,586 at the grant date. Of the $1,636,000 purchase price for these securities, $1,436,000 had been advanced as short-term loans in June and July 2009 and $200,000 was paid in August 2009.

b. Pursuant to a Series A Convertible Preferred Stock and Warrant Purchase Agreement dated August 7, 2009, for a total consideration of $1,000,000, the Company (i) issued of an aggregate of 1,000,000 shares of series A convertible preferred stock (ii) five-year warrants to purchase 10,000,000 shares of common stock at an exercise price of $0.14 per share and 10,000,000 shares of common stock at an exercise price of $0.25 per share, for which the Company received a total of $1,000,000, and (iii) granted the investors an option to purchase up to 1,000,000 additional shares of series A preferred stock at a purchase price of $1.00 per share of series A preferred stock. This option expires on February 10, 2010. As of December 31, 2009, the Company has issued 650,000 shares of series A preferred stock upon exercise of this option fpr $650,000. The remaining 350,000 shares were issued upon exercise of this option for $350,000 prior to the expiration of the option. Using Black-Scholes pricing model, at the grant date, (i) the fair value of the option to purchase preferred stock was $21,689, (ii) the fair value of the warrants was $109,952, and (iii) the balance of $868,359 was allocated to the series A preferred stock. The issuance of the 1,000,000 shares of series A preferred stock upon exercise of the option is subject to an amendment to the certificate of designation which increases the authorized series A preferred stock from 1,000,000 shares to 2,000,000 shares.

Each share of Series A Preferred Stock is convertible into 11.36 shares of common stock. The conversion price is subject to certain adjustments.

The holders of the Series A Preferred Stock have no voting rights, with certain exceptions. As long as any shares of Series A Preferred Stock are outstanding, the Company shall not, without the affirmative approval of a majority of the holders of the Series A Preferred Stock then outstanding, (a) alter or change adversely the powers, preferences or rights given to the Series A Preferred Stock or alter or amend the certificate of designation relating to the Series A Preferred Stock, (b) authorize or create any class of stock ranking as to dividends or distribution of assets upon a liquidation senior to or otherwise pari passu with the Series A Preferred Stock, or any of preferred stock possessing greater voting rights or the right to convert at a more favorable price than the Series A Preferred Stock, (c) amend the Company’s articles of incorporation or other charter documents in breach of any of the provisions hereof, (d) increase the authorized number of shares of Series A Preferred Stock, or (e) enter into any agreement with respect to the foregoing; provided, however, that any creation or authorization of another series of junior securities shall not be deemed to adversely affect such rights, preferences, privileges of voting powers.

The certificate of designation for the Series A Preferred Stock prohibits the Company from paying dividends on its common stock or redeeming common stock while any shares of Series A Preferred Stock are outstanding.

In the event of liquidation, dissolution or winding up, the holders of the Series A Preferred Stock are to receive a payment of $1.00 per share of Series A Preferred Stock before any distribution is made to the common stock or any securities junior to the Series A Preferred Stock upon liquidation, dissolution or winding up.

The certificate of designation for the Series A Preferred Stock and the warrants provide that those securities may not be converted or exercised or converted if such conversion or exercise would result in the holder and its affiliates having beneficial ownership of more than 9.99% of the Company’s outstanding common stock. Beneficial ownership is determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and Rule 13d-3 thereunder.

Bifurcation of the conversion right from the Series A Preferred Stock is not required under ACS 815-15-25-1. For an embedded derivative to be separated, it must meet all of specified criteria. One required criteria for treatment as a derivative instrument is that economic characteristics and risks of the embedded derivative are not clearly and closely related to the economic characteristics and risks of the host contract. The embedded derivative (conversion option) is clearly and closely related to the host contract (preferred stock) because both the preferred stock and the common equity into which it is convertible are residual interests in the entity. In other words, the preferred stock does not have characteristics of debt in terms of interest or principal payments. Certain disclosed provisions of the preferred shares are protective in nature to their residual interest in the Company and not akin to a debt instrument. Because of these “clearly and closely related” characteristics, this condition is not met and bifurcation is not required.

Pursuant to the Series A Preferred Stock and warrant purchase agreement, in addition to the foregoing and other conditions, we agreed that:

•
The Company would maintain its listing on the OTC Bulletin Board or a national stock exchange; provided that if the Company is are not so listed, as long as the investors owned Series A Preferred Stock, the Company would pay the investors, as liquidated damages, an amount equal to 1% of the purchase price per month, which is $10,000 per month if all of the shares of Series A Preferred Stock are then outstanding, until the stock is again listed on the OTC Bulletin Board or a national stock exchange.

•
The Company would cancel any outstanding preferred stock and, prior to August 7, 2012, not issue additional shares of preferred stock, other than pursuant to the purchase agreement or sales at a price of $0.135 per share on an as-converted basis.

•
The Company would have outstanding convertible debt converted into either a straight loan with a reasonable payment schedule or converted into common stock at a price of not less than $0.085 per share.

•
With certain exceptions, if, prior to August 7, 2011, the Company issues stock at a price less than the conversion price of the Series A Preferred Stock, which is presently $0.088 per share, then the conversion price of the Series A Preferred Stock would be reduced to the lower price at which such shares were sold.

•
If the Company’s net income, as defined, is less than $0.045 per share on a fully-diluted basis, then the conversion price will be reduced by the percentage shortfall, subject to a maximum reduction of 40%.The Company’s net income for 2009, as defined, exceeded the target amount, and no adjustment was made in the conversion rate of the Series A Preferred Stock or in the exercise price of the warrants pursuant to similar provisions in the warrants.

The warrants may be exercised at any time prior to August 7, 2014. In the event that, prior to August 7, 2011, the Company issues common stock at a price less than the exercise price, the exercise price of the $0.14 warrants is reduced to the consideration received by us for the issuance of the shares. The holders of the warrants waived the provision relating to an adjustment for sales at a lower price in connection with a February 2010 private placement. In the event that, during the period from August 7, 2010 until August 7, 2011, we issue common stock at a price which is less than the exercise price, the exercise price of the $0.25 warrants is reduced to a fraction of the then current exercise price, the numerator of which is the sum of (i) the number of outstanding shares, assuming the exercise or conversion of all options, warrants and other convertible securities, plus (ii) the number of shares which the consideration for the new shares would have purchased at the exercise price then in effect, and the denominator of which is the number of outstanding shares, assuming the exercise or conversion of all options, warrants and other convertible securities, immediately after the issuance of the new securities.

In connection with Organic Region’s 18% notes in the principal amount of $500,000 as described in Note 7, the Company, in connection with the reverse acquisition, assumed the obligation of Organic Region with respect to the warrants. Pursuant to the warrant agreement, the Company assumed the warrants to purchase such number of shares of common stock to be determined by a formula based on a future financing after the reverse acquisition. The warrants provide that the exercise price is equal to 115% of the lowest cash price paid in a financing, which is defined as the consummation of one or more equity financings by the Company with aggregate proceeds of at least $3,000,000. As of December 31, 2009, the Company had raised $3,000,000 in financings. The lowest price paid in these financings was $0.085 per share. As a result, these warrants entitled the holders to purchase 5,115,090 shares of common stock at an exercise price of $0. 0 9775 per share. The warrants have a term of five years, expiring on the fifth anniversary of the date of which the Company had raised $3,000,000 in financings, which was on August 7, 2009, when the holders of options to purchase shares of series A preferred stock exercised options to purchase 650,000 shares of series A preferred stock.

These warrants also provide that if the Company grants holders of convertible securities issued in the $3,000,000 financing anti-dilution rights that are superior to the rights granted in the warrant instrument, the holder shall receive, without additional consideration, the more favorable anti-dilution rights. The series A preferred stock and the $0.14 warrants that were issued in the August 2009 financing provide that if, prior to August 7, 2011, the Company issues issue common stock at a price less than the conversion or exercise price, the conversion or exercise price is reduced to the consideration received by us for the issuance of the shares. Based on the provision in the warrants, the holders of the warrants relating to the April 2008 note issuance would have the same anti-dilution rights.

These warrants also provide that they may not be exercised if such exercise would result in the holder and its affiliates having beneficial ownership of more than 9.99% of the Company’s outstanding common stock.

Because the warrants holders were entitled to purchase up to $500,000 of the Company’s equity securities for 115% of the lowest cash purchase price paid for the securities by the investors in the financing. The Company recorded a $290,091 charge to interest expense due to the warrant’s association with the convertible debt, since the warrant was more closely aligned to additional interest on the convertible note.

Warrants

All outstanding warrants meet the conditions for equity classification pursuant to ASC 815 (Originally issued as SFAS No. 133 “Accounting for Derivatives”) and ASC 815 (Originally issued as EITF 00-19), “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock.” At December 31, 2009, the Company concluded that the preferred stock and warrants associated with the April 2008 Organic Region financing and the August 2009 financings did not meet the definition of a derivative financial instrument. Derivative financial instruments, as defined in the Account Standards Codification, consist of financial instruments or other contracts that contain all three of the following characteristics: i) the financial instrument has a notional amount and one or more underlying, e.g. interest rate, security price or other variable, ii) require no initial net investment and iii) permits net settlement. Derivative financial instruments may be free-standing or embedded in other financial instruments. The accounting standards define net settlement. In order for the net settlement requirement to be met, the contract must meet one of the three tests listed in the accounting standards.

Since there is no net settlement provision in the contract and no market mechanism that facilitates net settlement that would cause the contract to meet the certain criteria in the accounting standards, the Company analyzed the accounting standard which provides that a contract that requires delivery of the assets associated with the underlying has the characteristic of net settlement if those assets are readily convertible to cash.

An asset (whether financial or nonfinancial) can be considered to be “readily convertible to cash” only if the net amount of cash that would be received from a sale of the asset in an active market is either equal to or not significantly less than the amount an entity would typically have received under a net settlement provision.

At the time of the Organic Region financing, Organic Region was a privately owned company, and there was no market for the underlying common stock, so the warrants were not readily convertible into cash. These warrants, when assumed by the Company following the reverse acquisition, and the warrants issued in the August 2009 financings were also not readily convertible into cash. There was not, either at the time of issuance or at any time during 2009, any active market for the Company’s common stock. Trading was very sporadic and there were many periods of several weeks and months when there was no trading in the common stock. Further, the Company has a very small public float, and the number of shares of common stock which are issuable upon exercise of the warrants is a significant multiple of the public float and it would be impossible to sell the underlying shares without a material effect on the price of the common stock. Accordingly, the warrants cannot be treated as derivatives

Therefore, these warrants were classified as equity and accounted for as common stock issuance cost. Under the Black Scholes pricing model to calculate the fair value of the warrants as of the issuance date and charge it as warrants expense for $290,091, preferred stock dividend $109,952 in year December 31, 2009 and $0 in year December 31, 2008.

			Weighted	Average
			Average	Remaining
	Warrants	Warrants	Exercise	Contractual
	Outstanding	Exercisable	Price	Life
Outstanding, December 31, 2007	-	-	$-	-
Granted	5,115,090	5,115,090	0.098	4
Forfeited	-	-	-	-
Exercised	-	-	-	-
Outstanding, December 31, 2008	5,115,090	5,115,090	0.098	4
Granted	33,612,120	33,612,120	0.16	3.79
Forfeited	-	-	-	-
Exercised	-	-	-	-
Outstanding, December 31, 2009	38,727,210	38,727,210	$0.15	2.94

Stock options

The preferred stock option activity was as follows:

		Weighted
		Average	Aggregate
	Options	Exercise	Intrinsic
	outstanding	Price	Value
Outstanding, December 31, 2008	-	-	-
Granted	1,000,000	$1.00	$909,091
Forfeited	-	-	-
Exercised	650,000	1.00	590,909
Outstanding, December 31, 2009	350,000	$1.00	$318,182

Following is a summary of the status of preferred stock options outstanding at December 31, 2009:

Outstanding Options			Exercisable Options
Average	Outstanding	Average Remaining		Exercisable
Exercise Price	Options	Contractual Life	Exercise Price	Options
$ 1.00	350,000	0.22	$ 1.00	350,000

9.           INCOME TAXES

The Company’s operations are conducted solely in the PRC. It does not conduct any operations in the United States or The British Virgin Islands and is not subject to income tax in either jurisdiction. For certain entities in PRC, the Company has incurred net accumulated operating losses. The Company has net operating losses amounted of $22,443 for the year ended December 31, 2009, representing a loss incurred by Guangzhou Organic , and $53,522 for the year ended December 31, 2008, representing losses of $32,142 incurred by Guangzhou Organic and $21,380 incurred by Zhuhai Organic. The Company believes that it is more likely than not that these net accumulated operating losses generated in these entities will not be utilized in the future. Therefore, the Company has provided full valuation allowance for the deferred tax assets arising from the losses from these entities as of December 31, 2009 and 2008. Accordingly, the Company has no net deferred tax assets.

Under the current PRC enterprise income tax law, which became effective January 1, 2008, there is a standard enterprise income tax rate of 25%. The tax holidays that were granted under the former tax law, will continue in effect until they expire. Guangzhou Greenland has a two year income tax exemption in 2008 and 2009 and will have a 50% tax reduction from 2010 to 2012. Therefore, the Company does not have a provision for income tax. The following is a reconciliation of the provision for income taxes at the tax rates of BVI and PRC to the income taxes reflected in the Statement of Operations for the years ended December 31, 2009 and 2008.

	2009	2008
U.S. statutory rate	34%	34%
Foreign income not recognized in U.S.	(34)%	(34)%
PRC income tax	25%	25%
Exempt from income tax	(25)%	(25)%
Tax expense at actual rate	0%	0%

Sino Green Land, Inc. was incorporated in the United States and has incurred estimated accumulated net operating losses of $15,164 and $ $350,670 as of December 31, 2009 and 2008 for the tax purposes, respectively. The estimated net operating loss carry forwards for United States income taxes amounted to $15,164 which may be available to reduce future years’ taxable income. These carry forwards will expire, if not utilized, from 2027. Management believes that the realization of the benefits from these losses appears uncertain due to the Company’s limited operating history and continuing losses for United States income tax purposes. Accordingly, the Company has provided a 100% valuation allowance on the deferred tax benefit to reduce the asset to zero. The net change in the valuation allowance for the period ended December 31, 2009 was $15,164 and the valuation allowance as of December 31, 2009 amounted to $15,164.

The Company has cumulative undistributed earnings of foreign subsidiaries of approximately $15,933,013 as of December 31, 2009, is included in consolidated retained earnings and will continue to be indefinitely reinvested in international operations. Accordingly, no provision has been made for U.S. deferred taxes related to future repatriation of these earnings, nor is it practicable to estimate the amount of income taxes that would have to be provided if the Company concluded that such earnings will be remitted in the future.

10.           CURRENT VULNERABILITY DUE TO CERTAIN CONCENTRATIONS

The Company’s operations are conducted exclusively in the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC, and by the general state of the PRC’s economy.

Operations of the Company in the PRC are subject to specific considerations and significant risks. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. Results of operations of the company may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

Since a significant amount of the company future revenues will be denominated in Renminbi, the existing and any future restrictions on currency exchange may limit the company’s ability to utilize revenues generated in Renminbi to fund any business activities outside China or fund expenditures denominated in foreign currencies.

Almost all of the Company’s products are sold at the Guangdong Yun Cheng Wholesale Market and the Beijing Xin Fadi Agricultural Products Wholesale Market, two major markets for the sale of agricultural products in their respective areas where the Company leases space to sell its produce.

No customers who accounted for more than 10% of the total net revenue for the years ended December 31, 2009 and 2008.

The Company has long-term arrangements to purchase its produce from a limited number of farming cooperatives. If the Company is not able to purchase the produce from these farmers, in the event of a product shortage, and it is necessary for the Company to purchase from other suppliers, the costs may be greater due to this kind of short-term nature of arrangements.

Two vendors provided 52% and 27% of the goods to the Company during the year ended December 31, 2009. Three vendors provided 91%, 3% and 6% of the goods to the Company during the year ended December 31, 2008. Accounts payable to these vendors amounted $0 and $804,438 on December 31, 2009 and 2008.

The Company extends credit to its customers based upon its assessment of their credit worthiness and generally does not require collateral. Credit losses have not been significant.

11.           COMMITMENT

Operating Leases

The Company leases various office facilities under operating leases that terminate on various dates.

The Company incurred rent expenses of $114,040 and $107,531 for the years ended December 31, 2009 and 2008.

The rent expenses for the five years after December 31, 2009 are as follows:

2010	$113,829
2011	111,687
2012	96,475
2013	89,758
2014	89,758
After	47,419
$435,097

12.           SUBSEQUENT EVENTS

On January 5, 2010, the outstanding options to purchase 350,000 shares of Series A Preferred Stock at an exercise price of $1.00 per share of Series A Preferred Stock were exercised. The Company received net proceeds, after deducting brokerage commissions, of $350,000.

On January 15, 2010, an option to acquire 2,333,333 of Common Stock was exercised at a price per share of $0.12, which was granted on August 7, 2009 to acquire up to total 6,500,000 shares of Common Stock (See Note 8). In connection with such exercise, the Company issued to such investor warrants to purchase up to 1,866,667 shares of Common Stock at a price per share of $0.15 at any time for two years from the date of issuance

On February 8, 2010, the Company sold to two of the investors in the August 7, 2009 financing (see Note 8) and their affiliates a total of 4,167,000 shares of common stock for a purchase price of $0.12 per share, for a total of $500,000 after brokerage commission. In connection with this financing, the holders of the $0.14 warrants issued in the August 7, 2009 financing waived any anti-dilution adjustment resulting for this issuance.

On February 24, 2010, one investor in the Aug 7, 2009 financing (see Note 8) converted 44,000 shares of convertible preferred stock into 500,000 shares of Common Stock at a conversion price per share of $ 0.088.

On May 14, 2010, the certificate of designation relating to the series A preferred stock was amended and restated to increase the number of authorized shares of series A preferred stock from 1,000,000 to 2,000,000 shares.  The financial statements give retroactive effect to this amendment.

SINO GREEN LAND CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF MARCH 31, 2010 AND DECEMBER 31, 2009

(UNAUDITED)

	MARCH 31	DECEMBER 31
	2010	2009
ASSETS
Current Assets
Cash and cash equivalents	$1,815,756	$1,987,616
Accounts receivable, net	257,031	171,143
Due from related parties	-	1,006
Inventories	-	9,934
Advances-current portion	302,503	256,225
Other current assets	83,995	343,169
Total Current Assets	2,459,286	2,769,093
		-
Property and Equipment, net	528,696	547,727
		-
Deposit	365,706	365,647
		-
Advances	5,136,372	4,355,829
		-
Long-term Prepayments	22,033,960	18,961,869
		-
Total Assets	$30,524,020	$27,000,165

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
Accounts payable and accrued expenses	$1,306,145	$1,186,923
Advances from customers	48,697	48,690
Due to related parties	89,771	3,364
Total Liabilities	1,444,613	1,238,977

Commitment

Shareholders' Equity
Preferred stock, par value $0.001 per share, 20,000,000 shares authorized; 1,650,000 shares designated as series A convertible preferred stock, 1,606,000 and 1,650,000 shares of series A preferred stock outstanding at March 31, 2010 and December 31,2009	1,606	1,650
Common stock, $0.001 par value, 780,000,000 shares authorized, 111,943,670 and 104,943,337 issued and outstanding as of March 31, 2010 and December 31,2009	111,944	104,944
Additional Paid-in capital	11,540,555	10,119,540
Preferred stock to be issued	350,000	-
Other comprehensive income	758,775	762,504
Retained earnings	16,316,528	14,772,550
Total shareholders' equity	29,079,407	25,761,188
		-
Total Liabilities and Stockholders' Equity	$30,524,020	$27,000,165

The accompanying notes are an integral part of these unaudited consolidated financial statements.

SINO GREEN LAND CORP AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2009
(UNAUDITED)

	MARCH 31
	2010	2009
Sales	$33,555,804	$18,530,563

Cost of goods sold	29,919,804	16,582,429
Gross profit	3,635,999	1,948,134
Operating expenses
Selling expenses	792,180	224,205
General and administrative expenses	654,758	936,952
Total operating expenses	1,446,938	1,161,157

Operating income	2,189,061	786,977
Other income(expense)
Interest expenses (income)	1,606	(22,500)
Beneficial conversion feature expense	-	(125,000)
Other expense	(2,370)	(284,248)
Total other expense	(765)	(431,748)
		-
Net Income	2,188,297	355,229

Deemed preferred stock dividend	(644,318)	-

Net income available to common shareholders	1,543,978	355,229
Other comprehensive income (loss)
Foreign currency translation loss	(3,729)	(26,941)
Comprehensive income	$1,540,249	$328,228

Net income per share

Basic	$0.01	$0.00
Diluted	$0.01	$0.00

Weighted average number of shares outstanding

Basic	109,193,511	83,314,851
Diluted	144,961,005	83,866,207

The accompanying notes are an integral part of these unaudited consolidated financial statements.

SINO GREEN LAND CORP AND SUBSIDIARIES CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE THREE MONTHS ENDED MARCH 31, 2010 AND 2009 (UNAUDITED)

	MARCH 31,
	2010	2009
Cash flows from operating activities
Net income	$2,188,297	$355,229
Adjustments to reconcile net income to net cash provided by (used in) operating activities

Depreciation	20,638	21,010
Amortization	222,312	174,850
Stock award to director	3,613	-
Decrease / (Increase) in current assets
Accounts receivable	(85,861)	12,679
Inventories	9,935	10,168
Other current assets	706,326	(288,803)
Advances	(1,273,256)	11,652
Increase (Decrease) in current liabilities
Accounts payable and accrued expenses	(43,310)	(477,268)
Tax payables	690	509
Other payables	155,729	(55,344)

Net cash provided by (used in) operating activities	1,905,113	(235,318)

Cash flows from investing activities
Acquisition of plant, property, and equipment	(1,520)	(1,736)
Long-term prepayments	(3,291,384)	(950,916)
Net cash used in investing activities	(3,292,904)	(952,652)

Cash flows from financing activities
Proceeds from issuance of preferred stock	350,000	-
Proceeds from issuance of common stock	780,040	-
Due to related parties	(14,180)	975,603
Convertible debenture	-	147,500
Net cash provided by financing activities	1,115,860	1,123,103
		-
Effect of exchange rate change on cash and cash equivalents	100,071	(854)

Net decrease cash and cash equivalents	(171,860)	(65,721)
Cash and cash equivalents, beginning balance	1,987,616	544,860
Cash and cash equivalents, ending balance	$1,815,756	$479,139

Supplement disclosure of cash flow information
Interest expense paid	$-	$-
Income taxes paid	$-	$-

The accompanying notes are an integral part of these unaudited consolidated financial statements.

SINO GREEN LAND CORPORATION AND SUBSIDIARIES
 NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.   ORGANIZATION AND DESCRIPTION OF BUSINESS

Organization

Sino Green Land Corporation (the “Company”) was incorporated in Nevada in March 2008 under the name of Henry County Plywood Corporation, as the successor by merger to a Virginia corporation organized in May 1948 under the same name. On March 23, 2009, the Company’s corporate name was changed to Sino Green Land Corporation.

The Company, through its Chinese operating subsidiaries, Zhuhai Organic Region Modern Agriculture Ltd. (“Zhuhai Organic”) and Guangzhou Organic Region Agriculture Ltd. (“Guangzhou Organic”), is engaged in the wholesale distribution, marketing and sales of premium fruits through wholesale centers and to supermarkets in China.

On January 15, 2009, the Company entered into a share exchange agreement with Organic Region Group Limited (“Organic Region”), its stockholders and its wholly owned subsidiaries, Zhuhai Organic, Guangzhou Organic, Fuji Sunrise International Enterprises Limited (“Fuji Sunrise”), Southern International Develop Limited (“Southern International”) and HK Organic Region Limited (“HK Organic”). Pursuant to the share exchange agreement and a related agreement with the Company’s two former principal stockholders:

•
The Company issued to the former stockholders of Organic Region a total of 81,648,554 shares of common stock, constituting approximately 98% of our outstanding stock, in exchange for all of the capital stock of Organic Region; and

•
Our former majority stockholders sold to the Company 1,666,298 shares of common stock, representing 50% of the outstanding shares, for $500,000 non-interest bearing convertible promissory notes. The Company cancelled these shares. As of April 27, 2009, the Company had paid the principal and accrued interest on the notes in full and had no further obligations to the former majority stockholders.

Prior to the closing of these transactions, the Company, then known as Henry County Plywood Corporation, was not engaged in any business activity.

The Company is the sole stockholder of Organic Region, a British Virgin Islands corporation which was incorporated on January 30, 2003. Organic Region is the sole stockholders of five limited liability companies organized under the laws of the People’s Republic of China, each of which is a wholly foreign-owned entity, known as a WFOE: Zhuhai Organic, Guangzhou Organic, Fuji Sunrise, Southern International and HK Organic.

Under generally accepted accounting principles, the acquisition by the Company of Organic Region is equivalent to the acquisition by Organic Region of the Company, then known as Henry County Plywood Corporation, with the issuance of stock by Organic Region for the net monetary assets of the Company. This transaction is reflected as a recapitalization, and is accounted for as a change in capital structure. Accordingly, the accounting for the acquisition is identical to that resulting from a reverse acquisition. Under reverse acquisition accounting, the comparative historical financial statements of the Company, as the legal acquirer, are those of the accounting acquirer, Organic Region. The accompanying financial statements reflect the recapitalization of the stockholders’ equity as if the transactions occurred as of the beginning of the first period presented. Thus, only the 81,648,554 shares of common stock issued to the former Organic Region stockholders are deemed to be outstanding for all periods reported prior to the date of the reverse acquisition. As a result of the reverse acquisition effected by the share exchange agreement, the Company’s business has become the business of the Organic Region. The 1,666,297 shares of common stock that were outstanding on January 15, 2009, net of the 1,666,298 shares that were purchased by the Company and cancelled, are treated as if they were issued on January 15, 2009, as part of a recapitalization.

Zhuhai Organic was formed by a British Virgin Islands corporation known as Nature Institution Group Ltd. (“NI Group”) on January 3, 2004, and Guangzhou Organic was formed by NI Group on September 24, 2004. On December 31, 2007, NI Group transferred to Organic Region all of the stock of Zhuhai Organic for $5,000,000 and all of the stock of Guangzhou Organic for no consideration since Guangzhou Organic had negative equity. At the time of the transfer, NI Group had made the required capital contributions to both Zhuhai Organic and Guangzhou Organic, the transfers were treated as transfers between parties under common control because, at the time of the transfer, one of NI Group’s stockholders, who held a 13.5% interest in NI Group and who was the legal representative for Guangzhou Organic and Zhuhai Organic with the right, under the laws of the PRC, to have full control of these entities, was also a 50% stockholder in Organic Region. Since the transfers were between related parties, the assets of the acquired companies were carried at their historical cost and the amount by which the total purchase price exceeded the value of the assets of Zhuhai Organic and Guangzhou Organic, which was $365,755, was recorded as deemed dividend to the stockholder in December 31, 2007.

The Company has an exclusive agreement with the Company’s chief operating officer, who is the owner and holder of the business license for Guangzhou Greenland Co. Ltd. (“Guangzhou Greenland”). Pursuant to this agreement, Organic Region provides consulting services, including business operations, human resources and research and development services, to Mr. Luo with respect to Guangzhou Greenland to enable Guangzhou Greenland to operate the fruit trading business in China. In exchange for such services, Mr. Luo agreed to pay a consulting services fee to Organic Region equal to all of the revenues obtained by Guangzhou Greenland. The agreement gave the Company the ability to substantially influence Guangzhou Greenland’s daily operations and financial affairs, appoint its senior executives and approve all matters requiring stockholder approval. Mr. Luo also irrevocably granted the Company an exclusive option to purchase, to the extent permitted under PRC law, all or part of the equity interests in Guangzhou Greenland and agreed to entrust all the rights to exercise voting power to the person appointed by the Company. Guangzhou Greenland is considered a variable interest entity under ASC 810 (Originally issued as FIN 46R), and its financial statements are included in our consolidated financial statements. Substantially all of the Company’s revenue is derived from the business of Guangzhou Greenland.

2.   BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Unaudited Interim Financial Information - The accompanying unaudited financial statements of the Company have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the interim periods are not necessarily indicative of the results for any future period. These statements should be read in conjunction with the Company's audited financial statements and notes thereto for the fiscal year ended December 31, 2009. The results of the three month period ended March 31, 2010 are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2010.

a. Principle of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Zhuhai Organic and Guangzhou Organic, Fuji Sunrise, HK Organic and Southern International, together with its 100% Variable Interest Entity (VIE), Guangzhou Greenland. All significant inter-company accounts and transactions have been eliminated in consolidation.

In accordance with ASC 810 (Originally issued as Financial Interpretation No. 46R, Consolidation of Variable Interest Entities “FIN 46R”), VIEs are generally entities that lack sufficient equity to finance their activities without additional financial support from other parties or whose equity holders lack adequate decision making ability. All VIEs with which the Company is involved must be evaluated to determine the  primary beneficiary of the risks and rewards of the VIE. The primary beneficiary is required to consolidate the VIE for financial reporting purposes.

On January 1, 2005, Organic Region entered into exclusive arrangements with Mr. Xiong Luo, who is presently the Company’s chief operating officer and who holds the business license for Guangzhou Greenland, that give the Company the ability to substantially influence Guangzhou Greenland’s daily operations and financial affairs, appoint its senior executives and approve all matters requiring shareholder approval. As a result, the Company consolidates the financial results of Guangzhou Greenland as variable interest entity pursuant to ASC 810 (Originally issued as Financial Interpretation No. 46R, Consolidation of Variable Interest Entities “FIN 46R”).

•	Guangzhou Greenland holds the licenses necessary to operate its fruit trading business in China.

•
The Company has the exclusive privilege to purchase the fruit and vegetables from and it provides other general business operation services to Guangzhou Greenland in return for a consulting services fee which is equal to Guangzhou Greenland’s revenue.

•
Mr. Xiong Luo irrevocably granted the Company an exclusive option to purchase, to the extent permitted under PRC law, all or part of the equity interests in Guangzhou Greenland and agreed to entrust all the rights to exercise his voting power to the person appointed by the Company.

b. Use of estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amount of revenues and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made. However, actual results could differ materially from those results.

c. Cash and cash equivalents

The Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

d. Accounts receivable

The Company’s policy is to maintain reserves for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer creditworthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves. As of March 31, 2010 and December 31, 2009, the Company had accounts receivable, of $257,031 and $171,143, net of allowance for bad debts in the amount of $9,245 and $9,244, respectively.

e. Other current assets

Other current assets as of March 31, 2010 and December 31, 2009 were valued at $83,995 and $343,169 respectively. The unsecured loan amount of $292,517, which was included in other current assets in 2009, has been collected in first quarter of 2010.

f. Advances

As of March 31, 2010, advances of the Company amounted to $5,136,372, which represents advances made by the Company to an unrelated party in return for an 18 year lease commencing in 2010. The advances are required to be used to construct a multi level distribution center the Company intends to lease. As of December 31, 2009, the advances amounted to $4,355,829.

g. Deposit

As of March 31, 2010 and 2009, the Company had deposits in the amounts of $365,706 and $365,647, respectively with an unrelated third party in connection with the lease described in note 1.f, (Advances). The deposit is refundable after the expiration of the term of the lease.

h. Inventories

Inventories are valued at the lower of cost (determined on a weighted average basis) or market value. Management compares the cost of inventories with market value and an allowance is provided to reduce the value of inventories to their net market value. Inventories consisted of produce in the amount of $0 and $9,934 as of March 31, 2010 and December 31,2009, respectively.

i. Property and equipment

Property and equipment are recorded at cost. Gains or losses on disposals are reflected as gain or loss in the year of disposal. The cost of improvements that extend the life of plant, property, and equipment are capitalized. These capitalized costs may include structural improvements, equipment, and fixtures. All ordinary repair and maintenance costs are expensed as incurred.

Depreciation for financial reporting purposes is provided using the straight-line method over the estimated useful lives of the assets: 5 to 10 years for manufacturing machinery, 5 years for office equipment, and 5 years for motor vehicles.

j. Impairment

The Company applies the provisions ASC 360-10 (Originally issued as FAS No. 144). ASC 360-10 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted cash flows expected to result from the use and eventual disposition of the assets. Whenever any such impairment exists, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value.

The Company tests long-lived assets, including property, plant and equipment and intangible assets subject to periodic amortization, for recoverability at least annually or more frequently upon the occurrence of an event or when circumstances indicate that the net carrying amount is greater than its fair value. Assets are grouped and evaluated at the lowest level for their identifiable cash flows that are largely independent of the cash flows of other groups of assets. The Company considers historical performance and future estimated results in its evaluation of potential impairment and then compares the carrying amount of the asset to the future estimated cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds estimated expected undiscounted future cash flows, the Company measures the amount of impairment by comparing the carrying amount of the asset to its fair value. The estimation of fair value is generally measured by discounting expected future cash flows as the rate the Company utilizes to evaluate potential investments. The Company estimates fair value based on the information available in making whatever estimates, judgments and projections are considered necessary. There was no impairment of long-lived assets for the year ended December 31, 2009, or the period ended March 31, 2010.

k. Revenue recognition

The Company’s revenue recognition policies are in compliance with ASC 605 (Originally issued as Staff Accounting Bulletin (SAB) 104). Sales revenue is recognized at the date of shipment to customers when a formal arrangement exists, the price is fixed or determinable, the delivery is completed, no other significant obligations of the Company exist and collectability is reasonably assured. Payments received before all of the relevant criteria for revenue recognition are satisfied are recorded as unearned revenue.

Sales

Revenues from the sale of products are recognized at the point of sale of the Company’s products.  Discounts provided to customers by the Company at the time of sale are recognized as a reduction in sales as the products are sold. Sales taxes are not recorded as a component of sales.

Cost of Goods Sold

The “Cost of Goods Sold” line item of the Consolidated Statements of Income includes product costs and the amortization of the long-term leases on which the produce is grown and for which the full payment was made at the commencement of the lease. Discounts provided to the Company by vendors at the time of purchase are recognized as a reduction in inventory cost as the products are delivered.

All other costs, including warehousing costs, transportation costs, salaries, rent expense and depreciation expense, are shown separately in Selling Expense or General and Administrative Expense in the Consolidated Statements of Income.

l. Income taxes

The Company utilizes ASC 740 (Originally issued as SFAS No. 109, “Accounting for Income Taxes”), which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each period end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

The Company accounts for income taxes using an asset and liability approach which allows for the recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will either expire before the Company is able to realize their benefits, or that future deductibility is uncertain.

The Company records a valuation allowance for deferred tax assets, if any, based on its estimates of its future taxable income as well as its tax planning strategies when it is more likely than not that a portion or all of its deferred tax assets will not be realized. If the Company is able to utilize more of its deferred tax assets than the net amount previously recorded when unanticipated events occur, an adjustment to deferred tax assets would increase the Company net income when those events occur. The Company does not have any significant deferred tax asset or liabilities in the PRC tax jurisdiction.

m. Earnings per share

Earnings per share is calculated in accordance with the ASC 260 (Originally issued as Statement of Financial Accounting standards No. 128, “Earnings per share”), which superseded Accounting Principles Board Opinion No.15 (APB 15). Basic earnings per share is based upon the weighted average number of common shares outstanding. Diluted earnings per share is based on the assumption that all dilutive convertible shares and stock options and warrants were converted or exercised. Dilution is computed by applying the treasury stock method. Under this method, options and warrants are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period.

Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share is computed by dividing net income by the weighted average number of shares of common stock, common stock equivalents and potentially dilutive securities outstanding during each period. Potentially dilutive common shares consist of common stock issuable upon the conversion of the outstanding shares of Series A preferred stock (using the if-converted method) and common stock warrants (using the treasury stock method). The following table presents a reconciliation of basic and diluted earnings per share (in thousands, except per share amounts):

	Three month period Ended March 31,
	2010	2009
Net income available to common shareholders	$2,188	$355
Weighted average shares of common stock outstanding	109,194	83,315
Diluted effect of warrants, options, and preferred stock	35,767	551
Weighted average shares of common stock – diluted	144,961	83,866
Earnings per share – basic	$0.01	$0.00
Earnings per share -- diluted	$0.01	$0.00

The warrants that were issued by Organic Region in April 2008 and assumed by the Company in connection with the reverse acquisition are reflected in the number of diluted shares 3,117,055 for the three month period ended March 31, 2010.

Effective August 3, 2009, the Company issued warrants to purchase 13,612,120 shares of the Company’s common stock, of which warrants to purchase 10,145,454 shares of common stock have an exercise price of $0.11 per share and warrants to purchase 3,466,666 shares of common stock have an exercise price of $0.15 per share, each exercisable at any time and from time to time through August 3, 2011. The average stock price for the three month period ended March 31, 2010 was $0.25 per share. The warrants with $0.11 exercise price and $0.15 exercise price had dilutive effect of 5,685,841 and 1,388,710 shares for the three month period ended March 31, 2010, respectively.

Pursuant to a Series A Convertible Preferred Stock and Warrant Purchase Agreement dated August 7, 2009, with three investors, on August 7, 2009, for a total consideration of $1,000,000, the Company (i) issued of an aggregate of 1,000,000 shares of Series A Preferred Stock, (ii) issued five-year warrants to purchase 10,000,000 shares of common stock at an exercise price of $0.14 per share and 10,000,000 shares of common stock at an exercise price of $0.25 per share, for which the Company received a total of $1,000,000, and (iii) granted the investors an option to purchase up to 1,000,000 additional shares of Series A Preferred Stock at a purchase price of $1.00 per share of Series A Preferred Stock.

The preferred stock had a dilutive effect of 22,220,160 shares for the three month period ended March 31, 2010. The warrants with $0.14 exercise price and $0.25 exercise price had a dilutive effect of 4,405,503 shares and 9,826 shares respectively for the three month period ended March 31, 2010. The preferred stock option had no dilutive effect, for the outstanding options to purchase 350,000 shares of Series A Preferred Stock at an exercise price of $1.00 per share of Series A Preferred Stock were exercised on January 5, 2010, for the three month period ended March 31, 2010.

On January 15, 2010, an option to acquire 2,333,333 of Common Stock was exercised at a price per share of $0.12, which was granted on August 7, 2009 to acquire up to total 6,500,000 shares of Common Stock. In connection with such exercise, the Company issued to such investor warrants to purchase up to 1,866,667 shares of Common Stock at a price per share of $0.15 at any time for two years from the date of issuance, this has a dilutive effect of 747,767 shares for the three month period ended March 31, 2010.

During August 2009, the Company granted the investors an option to purchase up to 6,500,000 shares of common stock at a purchase price of $0.12 per share. Out of these shares, on January 15, 2010, an option to acquire 2,333,333 of Common Stock was exercised by an investor. The dilutive effect for the option to purchase remaining 4,166,667 shares is 2,168,632 shares for the three months ended March 31, 2010.

n. Foreign currency translation

The Company uses the United States dollar for financial reporting purposes. The Company’s subsidiaries maintain their books and records in their functional currency - Chinese Yuan Renminbi (CNY), being the primary currency of the economic environment in which their operations are conducted. Such financial statements were translated into United States dollars in accordance with ASC 830 (Originally issued as Statement of Financial Accounts Standards (“SFAS”) No. 52, “Foreign Currency Translation”). According to the Statement, all assets and liabilities are translated at the current exchange rate, stockholder’s equity are translated at the historical rates and income statement and statement of cash flows items are translated at the average exchange rate for the period. As a result, amounts related to assets and liabilities reported on the statement of cash flows may not necessarily agree with changes in the corresponding balances on the balance sheet. The resulting translation adjustments are reported under other comprehensive income in accordance with ASC 220 (Originally issued as SFAS No. 130, “Reporting Comprehensive Income”) as a component of shareholders’ equity.

o. Fair values of financial instruments

ASC 825 (Originally issued as Statement of Financial Accounting Standard No. 107, “Disclosures about Fair Value of Financial Instruments”) requires that the Company disclose estimated fair values of financial instruments. The carrying amounts reported in the statements of financial position for assets and liabilities qualifying as financial instruments are a reasonable estimate of fair value.

The Company’s financial instruments primarily consist of cash and cash equivalents, accounts receivable, other receivables, advances to suppliers, accounts payable and other payables.

As of the balance sheet dates, the estimated fair values of the financial instruments were not materially different from their carrying values as presented on the balance sheet. This is attributed to the short maturities of the instruments and that interest rates on the borrowings approximate those that would have been available for loans of similar remaining maturity and risk profile at respective balance sheet dates.

q. Segment reporting

ASC 280 (Originally issued as Statement of Financial Accounting Standards No. 131, “SFAS 131”), “Disclosure about Segments of an Enterprise and Related Information” requires use of the “management approach” model for segment reporting. The management approach model is based on the way a company’s management organizes segments within the company for making operating decisions and assessing performance. Reportable segments are based on products and services, geography, legal structure, management structure, or any other manner in which management disaggregates a company.

ASC 280 (Originally issued as SFAS No. 131) has no effect on the Company’s consolidated financial statements as the Company operates in one reportable business segment.

r. Statement of cash flows

In accordance with ASC 230 (Originally issued as SFAS No. 95), "Statement of Cash Flows," cash flows from the Company's operations is calculated based upon the local currencies. As a result, amounts related to assets and liabilities reported on the statement of cash flows may not necessarily agree with changes in the corresponding balances on the balance sheet.

s. Recent Accounting Pronouncements

In June 2009, the FASB issued ASC 105 (previously SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles ("GAAP") - a replacement of FASB Statement No. 162 ), which has become the source of authoritative accounting principles generally accepted in the United States recognized by the FASB to be applied to nongovernmental entities.

In June 2009, the FASB issued ASC 860 (previously SFAS No. 166, “Accounting for Transfers of Financial Assets”) , which requires additional information regarding transfers of financial assets, including securitization transactions, and where companies have continuing exposure to the risks related to transferred financial assets. SFAS 166 eliminates the concept of a “qualifying special-purpose entity,” changes the requirements for derecognizing financial assets, and requires additional disclosures. SFAS 166 is effective for fiscal years beginning after November 15, 2009. The Company does not believe this pronouncement will impact its financial statements.

In June 2009, the FASB issued ASC 810 (previously SFAS No. 167) for determining whether to consolidate a variable interest entity. These amended standards eliminate a mandatory quantitative approach to determine whether a variable interest gives the entity a controlling financial interest in a variable interest entity in favor of a qualitatively focused analysis, and require an ongoing reassessment of whether an entity is the primary beneficiary. These amended standards were effective for us beginning in the first quarter of fiscal year 2010, and have had no impact on our consolidated financial statements.

In August 2009, the FASB issued Accounting Standards Update (“ASU”) 2009-05, which amends ASC Topic 820, Measuring Liabilities at Fair Value , which provides additional guidance on the measurement of liabilities at fair value. These amended standards clarify that in circumstances in which a quoted price in an active market for the identical liability is not available, we are required to use the quoted price of the identical liability when traded as an asset, quoted prices for similar liabilities, or quoted prices for similar liabilities when traded as assets. If these quoted prices are not available, we are required to use another valuation technique, such as an income approach or a market approach. These amended standards were effective for us beginning in the fourth quarter of fiscal year 2009 and are not expected to have a significant impact on our consolidated financial statements.

In October 2009, the FASB issued Accounting Standards Update ("ASU") No. 2009-13, "Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements (a consensus of the FASB Emerging Issues Task Force)" which amends ASC 605-25, "Revenue Recognition: Multiple-Element Arrangements." ASU No. 2009-13 addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting and how to allocate consideration to each unit of accounting in the arrangement. This ASU replaces all references to fair value as the measurement criteria with the term selling price and establishes a hierarchy for determining the selling price of a deliverable. ASU No. 2009-13 also eliminates the use of the residual value method for determining the allocation of arrangement consideration. Additionally, ASU No. 2009-13 requires expanded disclosures. This ASU will become effective for us for revenue arrangements entered into or materially modified on or after April 1, 2011. Earlier application is permitted with required transition disclosures based on the period of adoption. The Company is currently evaluating the application date and the impact of this standard on its financial statements.

In February 2010, FASB issued ASU No. 2010-9 –"Subsequent events (Topic 855)" Amendments to Certain Recognition and Disclosure Requirements. This update addresses certain implementation issues related to an entity’s requirement to perform and disclose subsequent-events procedures, removes the requirement that public companies disclose the date of their financial statements in both issued and revised financial statements. According to the FASB, the revised statements include those that have been changed to correct an error or conform to a retrospective application of U.S. GAAP. The amendments were effective upon issuance of the update, except for the use of the issued date for conduit debt obligors. That amendment is effective for interim or annual periods ending after June 15, 2010. The Company does not expect the adoption of this ASU to have a material impact on the Company’s consolidated financial statements.

t. Reclassifications

Certain prior year amounts have been reclassified to conform with the current year's presentation, none of which had an impact on total assets, stockholders' equity, net income, or net earnings per share.

3.  PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following as of March 31, 2010 and December 31, 2009:

	2010	2009
Manufacturing machinery	$403,887	$403,822
Office equipment	42,117	40,591
Motor vehicle	24,147	24,143
Leasehold Improvement	484,925	484,848
Total	955,076	953,044

Less: Accumulated Depreciation	(426,380)	(405,677)
Property & Equipment, net	$528,696	$547,727

Depreciation expenses for the three month period ended March 31, 2010 and 2009 were 20,638 and $21,010 respectively.

4.   DUE FROM/(TO) RELATED PARTIES

Amounts due from related parties amounted to $0 and $1,006 as of March 31, 2010 and December 31, 2009, respectively. The amount due is interest free, unsecured and due on demand. The company has collected such amounts as of March 31, 2010.

Amounts due to related parties amounted to $89,771 and $3,364 as of March 31, 2010 and 2009, respectively. The Company has a balance due to one shareholder and director of the Company amounting to $89,771 as of March 31, 2010. The amount due is interest free, unsecured and due on demand.

On January 15, 2009, in connection with the reverse acquisition described in Note 1, the Company entered into a redemption agreement with Michael Friess and Sanford Schwartz, who were the Company’s majority stockholders, whereby these stockholders surrendered an aggregate of 1,666,298 shares of common stock for redemption in exchange for the issuance of non-interest bearing convertible promissory notes in the aggregate principal amount of $500,000. The principal and accrued interest of the Notes were payable on March 31, 2009. On March 31, 2009, the Company entered into an oral agreement with these stockholders, pursuant to which the Company paid them $250,000 and agreed to pay them the remaining $250,000 on or before April 30, 2009, without penalty. The Company paid the remaining $250,000 on April 27, 2009.

5.  LONG-TERM PREPAYMENTS

There is no private ownership of land in the PRC. All land is owned by the government, which grants land use rights for a specified period of time. Guangzhou Greenland has entered into fourteen land lease and developing agreements with a number of farming cooperatives since 2005. The farming cooperatives are authorized to manage and plant the lands by Guangzhou Greenland who, during the term of the lease, has the priority right to purchase the agricultural products at fair market price. The agreements have terms of 25 years with various due dates. The payments for the entire 25-year term are payable, and were paid, in full at the inception of the agreements.

The Company acquired one new land lease, for which our long term prepayments totaled $3,291,350 during the three months ended March 31, 2010 by paying $2,954,901.

Guangzhou Greenland uses the straight-line method to amortize the long-term prepayments over the life of the contracts. As of March 31, 2010 and December 31,2009, the Company has long-term prepayments (net) in the amount of $22,033,960 and $18,961,869, respectively.

The details of long-term prepayments are listed below as of March 31, 2010 and December 31, 2009:

	2010	2009
Long-term prepayment –cost	$24,291,109	$20,996,380
Accumulated amortization	(2,257,149)	(2,034,511)
Net	$22,033,960	$18,961,869

Amortization expenses for the three month period ended March 31, 2010 and 2009 were $222,312 and $174,850.

Amortization expenses for the next five years after March 31, 2010 are approximately as follows:

Remainder of 2010	$728,733
2011	971,644
2012	971,644
2013	971,644
2014	971,644
Thereafter	$17,418,651
Total	22,033,960

6.  ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses comprised the following as of March 31, 2010 and December 31, 2009:

	2010	2009
Accounts payable	$398,701	$385,726
Accrued payroll	117,402	130,542
Accrued expenses	428,121	465,895
Advance subscription	-	180,526
Other payable	361,921	24,234
	$1,306,145	$1,186, 923

7.  EQUITY TRANSACTIONS

On January 15, 2009, the Company completed the reverse acquisition as described in Note 1. Pursuant to the share exchange agreement, the Company issued 81,648,554 shares of common stock in exchange for all of the outstanding common stock of Organic Region.

Pursuant to an agreement with an independent director, the Company agreed to pay the director 12,500 shares of common stock every fiscal quarter. As of March 31, 2010, the Company accrued the value of 58,333 shares, reflecting the shares that were due to such director for the fiscal quarter ended March 31, 2010. The shares have not been issued through March 31, 2010.

In April, 2009, the Company issued an aggregate of 4,165,742 shares in connection with the termination of two agreements which Organic Region had entered into on January 28, 2008. Following the issuance of the shares, the Company had no further obligations under either of these agreements.

Sales of Securities

a. Effective August 3, 2009, the Company entered into common stock and warrant purchase agreements with non-affiliated investors. Pursuant to these agreements, for an aggregate consideration of $1,636,000, the Company issued (i) an aggregate of 13,129,410 shares at a stated purchase price of $0.085 per share and 4,333,334 shares at $0.12 per share; (ii) two-year warrants to purchase 10,145,454 shares of common stock at $0.11 per share and 3,466,666 shares of common stock at $0.15 per share; and (iii) an option to purchase up to 6,500,000 shares of common stock at a purchase price of $0.12 per share. The warrants may be exercised through August 3, 2011. The warrant holders have cashless exercise rights. Under the Black Scholes model, the fair market value of the warrant detached was $523,586 at the grant date. Of the $1,636,000 purchase price for these securities, $1,436,000 had been advanced as short-term loans in June and July 2009 and $200,000 was paid in August 2009.

b. Pursuant to a Series A Convertible Preferred Stock and Warrant Purchase Agreement dated August 7, 2009, for a total consideration of $1,000,000, the Company (i) issued of an aggregate of 1,000,000 shares of series A convertible preferred stock (ii) five-year warrants to purchase 10,000,000 shares of common stock at an exercise price of $0.14 per share and 10,000,000 shares of common stock at an exercise price of  $0.25 per share, for which the Company received a total of $1,000,000, and (iii) granted the investors an option to purchase up to 1,000,000 additional shares of series A preferred stock at a purchase price of $1.00 per share of series A preferred stock. This option was set to expire on February 10, 2010. As of March 31, 2010, the 1,000,000 shares of series A preferred stock were exercised at an exercise price of $1.00 per share. Using Black-Scholes pricing model, at the grant date, (i) the fair value of the option to purchase preferred stock was $21,689, (ii) the fair value of the warrants was $109,952, and (iii) the balance of $868,359 was allocated to the series A preferred stock. The issuance of the 1,000,000 shares of series A preferred stock upon exercise of the option is subject to an amendment to the certificate of designation which increases the authorized series A preferred stock from 1,000,000 shares to 2,000,000 shares.

Each share of Series A Preferred Stock is convertible into 11.36 shares of common stock. The conversion price is subject to certain adjustments.

The certificate of designation for the Series A Preferred Stock prohibits the Company from paying dividends on its common stock or redeeming common stock while any shares of Series A Preferred Stock are outstanding.

In the event of liquidation, dissolution or winding up, the holders of the Series A Preferred Stock are to receive a payment of $1.00 per share of Series A Preferred Stock before any distribution is made to the common stock or any securities junior to the Series A Preferred Stock upon liquidation, dissolution or winding up.

The certificate of designation for the Series A Preferred Stock and the warrants provide that those securities may not be converted or exercised or converted if such conversion or exercise would result in the holder and its affiliates having beneficial ownership of more than 9.99% of the Company’s outstanding common stock. Beneficial ownership is determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and Rule 13d-3 thereunder.

Bifurcation of the conversion right from the Series A Preferred Stock is not required under ACS 815-15-25-1. For an embedded derivative to be separated, it must meet all of specified criteria. One required criteria for treatment as a derivative instrument is that economic characteristics and risks of the embedded derivative are not clearly and closely related to the economic characteristics and risks of the host contract. The embedded derivative (conversion option) is clearly and closely related to the host contract (preferred stock) because both the preferred stock and the common equity into which it is convertible are residual interests in the entity. In other words, the preferred stock does not have characteristics of debt in terms of interest or principal payments. Certain disclosed provisions of the preferred shares are protective in nature to their residual interest in the Company and not akin to a debt instrument. Because of these “clearly and closely related” characteristics, this condition is not met and bifurcation is not required.

Pursuant to the Series A Preferred Stock and warrant purchase agreement, in addition to the foregoing and other conditions, we agreed that:

•
The Company would maintain its listing on the OTC Bulletin Board or a national stock exchange; provided that if the Company is not so listed, as long as the investors owned Series A Preferred Stock, the Company would pay the investors, as liquidated damages, an amount equal to 1% of the purchase price per month, which is $10,000 per month if all of the shares of Series A Preferred Stock are then outstanding, until the stock is again listed on the OTC Bulletin Board or a national stock exchange.

•
The Company would cancel any outstanding preferred stock and, prior to August 7, 2012, not issue additional shares of preferred stock, other than pursuant to the purchase agreement or sales at a price of $0.135 per share on an as-converted basis.

•
The Company would have outstanding convertible debt converted into either a straight loan with a reasonable payment schedule or converted into common stock at a price of not less than $0.085 per share.

•
With certain exceptions, if, prior to August 7, 2011, the Company issues stock at a price less than the conversion price of the Series A Preferred Stock, which is presently $0.088 per share, then the conversion price of the Series A Preferred Stock would be reduced to the lower price at which such shares were sold.

•
If the Company’s net income, as defined, is less than $0.045 per share on a fully-diluted basis, then the conversion price will be reduced by the percentage shortfall, subject to a maximum reduction of 40%.The Company’s net income for 2009, as defined, exceeded the target amount, and no adjustment was made in the conversion rate of the Series A Preferred Stock or in the exercise price of the warrants pursuant to similar provisions in the warrants.

The warrants may be exercised at any time prior to August 7, 2014. In the event that, prior to August 7, 2011, the Company issues common stock at a price less than the exercise price, the exercise price of the $0.14 warrants is reduced to the consideration received by us for the issuance of the shares. The holders of the warrants waived the provision relating to an adjustment for sales at a lower price in connection with a February 2010 private placement. In the event that, during the period from August 7, 2010 until August 7, 2011, we issue common stock at a price which is less than the exercise price, the exercise price of the $0.25 warrants is reduced to a fraction of the then current exercise price, the numerator of which is the sum of (i) the number of outstanding shares, assuming the exercise or conversion of all options, warrants and other convertible securities, plus (ii) the number of shares which the consideration for the new shares would have purchased at the exercise price then in effect, and the denominator of which is the number of outstanding shares, assuming the exercise or conversion of all options, warrants and other convertible securities, immediately after the issuance of the new securities.

On January 5, 2010, the company sold 350,000 shares of preferred stock for $350,000. The beneficial conversion feature for the issuance of preferred stock of $644,318 has been recorded as of March 31, 2010. These shares of preferred stock were not issued as of March 31, 2010 and hence, are shown as ‘Preferred Stock to be issued’ $350,000.

On January 15, 2010, an option to acquire 2,333,333 of Common Stock was exercised at a price per share of $0.12 with total proceeds of $279,786 (this option was granted on August 7, 2009 to acquire up to a total of 6,500,000 shares of Common Stock). In connection with such exercise, the Company issued to such investor warrants to purchase up to 1,866,667 shares of Common Stock at a price per share of $0.15 at any time for two years from the date of issuance; under the Black Scholes model, the fair market value for the warrant attached is $281,792.  The assumptions used in calculating the fair value of warrants using the Black-Scholes option pricing model are as follows:

Risk-Free Interest                1.75%
Expected Life                        2 year
Expected Volatility              86.67%
Expected dividend yield     0%

On February 24, 2010, one investor converted 44,000 shares of convertible preferred stock into 500,000 shares of Common Stock at a conversion price per share of $ 0.088.

On February 8, 2010, the Company sold to two of the investors and their affiliates a total of 4,167,000 shares of common stock for a purchase price of $0.12 per share, for a total of $500,000 after brokerage commission. In connection with this financing, the holders of the $0.14 warrants issued in the August 7, 2009 financing waived any anti-dilution adjustment resulting for this issuance.

On April 23, 2008, Organic Region issued four 18% convertible notes to various investors in the total amount of $500,000. The notes were due on April 23, 2009. As part of the transaction in which the notes were issued, Organic Region also issued to the investors warrants that were to be assumed by the Company upon the completion of the reverse acquisition. The warrants were assumed by the Company in connection with the reverse acquisition. The warrant holder are entitled to purchase up to $500,000 of securities at a per share price equal to 115% of the lowest cash price paid in a financing.

These warrants also provide that if the Company grants holders of convertible securities issued in the $3,000,000 financing anti-dilution rights that are superior to the rights granted in the warrant instrument, the holder shall receive, without additional consideration, the more favorable anti-dilution rights. The series A preferred stock and the $0.14 warrants that were issued in the August 2009 financing provide that if, prior to August 7, 2011, the Company issues common stock at a price less than the conversion or exercise price, the conversion or exercise price is reduced to the consideration received by us for the issuance of the shares. Based on the provision in the warrants, the holders of the warrants relating to the April 2008 note issuance would have the same anti-dilution rights.

These warrants also provide that they may not be exercised if such exercise would result in the holder and its affiliates having beneficial ownership of more than 9.99% of the Company’s outstanding common stock. The warrants holders were entitled to purchase up to $500,000 of the Company’s equity securities for 115% of the lowest cash purchase price paid for the securities by the investors in the financing.

Warrants

All outstanding warrants meet the conditions for equity classification pursuant to ASC 815 (Originally issued as SFAS No. 133 “Accounting for Derivatives”) and ASC 815 (Originally issued as EITF 00-19), “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock.” At March 31, 2010, the Company concluded that the preferred stock and warrants have been issued as of March 31,2010 did not meet the definition of a derivative financial instrument. Derivative financial instruments, as defined in the Accounting Standards Codification, consist of financial instruments or other contracts that contain all three of the following characteristics: i) the financial instrument has a notional amount and one or more underlying, e.g. interest rate, security price or other variable, ii) require no initial net investment and iii) permits net settlement. Derivative financial instruments may be free-standing or embedded in other financial instruments. The accounting standards define net settlement. In order for the net settlement requirement to be met, the contract must meet one of the three tests listed in the accounting standards.

Since there is no net settlement provision in the contract and no market mechanism that facilitates net settlement that would cause the contract to meet the certain criteria in the accounting standards, the Company analyzed the accounting standard which provides that a contract that requires delivery of the assets associated with the underlying has the characteristic of net settlement if those assets are readily convertible to cash.

An asset (whether financial or nonfinancial) can be considered to be “readily convertible to cash” only if the net amount of cash that would be received from a sale of the asset in an active market is either equal to or not significantly less than the amount an entity would typically have received under a net settlement provision.

At the time of the Organic Region financing, Organic Region was a privately owned company, and there was no market for the underlying common stock, so the warrants were not readily convertible into cash. These warrants, when assumed by the Company following the reverse acquisition, and the warrants issued in the August 2009 financings were also not readily convertible into cash. There was not, either at the time of issuance or at any time during 2009 and 2010 first quarter, any active market for the Company’s common stock. Trading was very sporadic and there were many periods of several weeks and months when there was no trading in the common stock. Further, the Company has a very small public float, and the number of shares of common stock which are issuable upon exercise of the warrants is a significant multiple of the public float and it would be impossible to sell the underlying shares without a material effect on the price of the common stock. Accordingly, the warrants cannot be treated as derivatives

Therefore, these warrants were classified as equity and accounted for as common stock issuance cost. Under the Black Scholes pricing model to calculate the fair value of the warrants as of the issuance date and charge it as warrants expense for $0, preferred stock dividend $644,318 for the three months ended March 31, 2010 and $0 for the three months ended March 31, 2009.

	Warrants Outstanding	Warrants Exercisable	Weighted Average Exercise Price	Average Remaining Contractual Life
Outstanding, December 31, 2007	-	-	-	-
Granted	5,115,090	5,115,090	0.098	4
Forfeited	-	-	-	-
Exercised	-	-	-	-
Outstanding, December 31, 2008	5,115,090	5,115,090	0.098	4
Granted	33,612,120	33,612,120	0.16	3.79
Forfeited	-	-	-	-
Exercised	-	-	-	-
Outstanding, December 31, 2009	38,727,210	38,727,210	0.15	2.94
Granted	1,866,667	1,866,667	0.15	1.83
Forfeited
Exercised
Outstanding, March 31, 2010	40,593,877	40,593,877	0.15	2.65

Stock options

The preferred stock option activity was as follows:

		Weighted
		Average	Aggregate
	Options	Exercise	Intrinsic
	outstanding	Price	Value
Outstanding, December 31, 2008	-	-	-
Granted	1,000,000	$1.00	$909,091
Forfeited	-	-	-
Exercised	650,000	1.00	590,909
Outstanding, December 31, 2009	350,000	$1.00	$318,182
Granted	-	-	-
Forfeited	-	-	-
Exercised	350,000	1.00	318,182
Outstanding, March 31, 2010	-	-	-

8.  INCOME TAXES

The Company’s operations are conducted solely in the PRC. It does not conduct any operations in the United States or The British Virgin Islands and is not subject to income tax in either jurisdiction. For certain entities in PRC, the Company has incurred net accumulated operating losses. The Company has net operating losses of $17,215 for the three months ended March 31, 2010, of which $13,035 related to Guangzhou Organic and $4,179 related to Zhuhai Organic, and $3,826 for the three months ended March 31, 2009, which related to Guangzhou Organic. The Company believes that it is more likely than not that these net accumulated operating losses generated in these entities will not be utilized in the future. Therefore, the Company has provided full valuation allowance for the deferred tax assets arising from the losses from these entities as of March 31, 2010 and 2009. Accordingly, the Company has no net deferred tax assets.

Under the current PRC enterprise income tax law, which became effective January 1, 2008, there is a standard enterprise income tax rate of 25%. The tax holidays that were granted under the former tax law, will continue in effect until they expire. Guangzhou Organic has a two year income tax exemption in 2008 and 2009 and will have a 50% tax reduction from 2010 to 2012. For the three months ended March 31, 2010, Guangzhou Organic had a net loss. Guangzhou Greenland in PRC which had net income from operations for the three months ended March 31, 2010 is exempted from income tax according to tax law of PRC. The other two subsidiaries got net losses from business operation. Therefore, the Company does not have a provision for income tax. The following is a reconciliation of the provision for income taxes at the tax rates of BVI and PRC to the income taxes reflected in the Statement of Operations for the three months ended March 31, 2010 and 2009.

	2010	2009
U.S. statutory rate	35%	35%
Foreign income not recognized in U.S.	(35)%	(35)%
PRC income tax	25%	25%
Exempt from income tax	(12.5)%	(25)%
Less : Valuation Allowance	(12.5)%	0%
Tax expense at actual rate	0%	0%

Sino Green Land, Inc. was incorporated in the United States and has incurred estimated accumulated net operating losses of $3,625 as of March 31, 2010 for the tax purposes. The estimated net operating loss carry forwards for United States income taxes amounted to $3,625 which may be available to reduce future years’ taxable income. These carry forwards will expire, if not utilized, from 2030. Management believes that the realization of the benefits from these losses appears uncertain due to the Company’s limited operating history and continuing losses for United States income tax purposes. Accordingly, the Company has provided a 100% valuation allowance on the deferred tax benefit to reduce the asset to zero. The net change in the valuation allowance for the period ended March 31, 2010 was $3,625 and the valuation allowance as of March 31, 2010 amounted to $3,625.

The Company has cumulative undistributed earnings of foreign subsidiaries of approximately $17,086,722 as of March 31, 2010, is included in consolidated retained earnings and will continue to be indefinitely reinvested in international operations. Accordingly, no provision has been made for U.S. deferred taxes related to future repatriation of these earnings, nor is it practicable to estimate the amount of income taxes that would have to be provided if the Company concluded that such earnings will be remitted in the future.

9.  CURRENT VULNERABILITY DUE TO CERTAIN CONCENTRATIONS

The Company’s operations are conducted exclusively in the PRC. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC, and by the general state of the PRC’s economy.

Operations of the Company in the PRC are subject to specific considerations and significant risks. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. Results of operations of the company may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

Since a significant amount of the company future revenues will be denominated in Renminbi, the existing and any future restrictions on currency exchange may limit the company’s ability to utilize revenues generated in Renminbi to fund any business activities outside China or fund expenditures denominated in foreign currencies.

Almost all of the Company’s products are sold at the Guangdong Yun Cheng Wholesale Market and the Beijing Xin Fadi Agricultural Products Wholesale Market, two major markets for the sale of agricultural products in their respective areas where the Company leases space to sell its produce.

No customers accounted for more than 10% of the total net revenue for the three months ended March 31, 2010 and 2009.

The Company has long-term arrangements to purchase its produce from a limited number of farming cooperatives. If the Company is not able to purchase the produce from these farmers, in the event of a product shortage, and it is necessary for the Company to purchase from other suppliers, the costs may be greater due to this kind of short-term nature of arrangements.

Three vendors provided 81.4%,9.7% and 8.7% of the goods to the Company during the three months ended March 31, 2010. Accounts payable to these vendors amounted $0 as of March 31, 2010. Three vendors provided 79% and 8% of the goods to the Company during the three month periods ended March 31, 2009. Accounts payable to these vendors amounted $783,356 on March 31, 2009

The Company extends credit to its customers based upon its assessment of their credit worthiness and generally does not require collateral. Credit losses have not been significant.

10.  COMMITMENT

Operating Leases

The Company leases various office facilities under operating leases that terminate on various dates.

The Company incurred rent expenses of $37,044 and $26,365 for the three months ended March 31, 2010 and 2009.

The rent expenses for the five years after March 31, 2010 are as follows:

Rest of 2010	$94,935
2011	124,130
2012	126,926
2013	129,948
2014	131,941
Thereafter	292,487
$900,367

11.  SUBSEQUENTS EVENTS

On May 1, 2010, Sino Green Land Corporation (the “Company”) entered into an Executive Employment Agreement (the “Agreement”) with Yan Pan. Under the agreement, Yan Pan will be employed by the Company as its Chief Operating Officer. Mr. Pan will receive an annual salary of $54,000 as well as 1,000,000 shares of the Company’s common stock.

On May 14, 2010, the certificate of designation relating to the series A preferred stock was amended and restated to increase the number of authorized shares of series A preferred stock from 1,000,000 to 2,000,000 shares.  The financial statements give retroactive effect to this amendment.

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, if any, payable by the Registrant relating to the sale of common stock being registered.  All amounts are estimates except the SEC registration fee.

SEC registration fee	$309
Printing and engraving expenses	**
Legal fees and expenses	35,000*
Accounting fees and expenses	9,000*
Miscellaneous expenses	**
$55,000*
*  Estimated.
** To be provided by amendment

The Company has agreed to bear expenses incurred by the selling shareholders that relate to the registration of the shares of common stock being offered and sold by the selling shareholders.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Our Articles of Incorporation provides that we will indemnify and hold harmless our officers and directors to the fullest extent permitted by Chapter 78 of the Nevada Revised Statutes.

Section 78.138 of the Nevada Revised Statutes (“NRS”) provides that, with certain specified exceptions, or unless the articles of incorporation or an amendment thereto, in each case filed on or after October 1, 2003, provide for greater individual liability, a director or officer is not individually liable to the corporation or its shareholders or creditors for any damages as a result of any act or failure to act in his capacity as a director or officer unless it is proven that his act or failure to act constituted a breach of his fiduciary duties as a director or officer; and his breach of those duties involved intentional misconduct, fraud or a knowing violation of law.

NRS Sections 78.7502, 78.751 and 78.752 provide broad indemnification for officers and directors, as follows:

Subsection 1 of NRS 78.7502 empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (an “Indemnified Party”), against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the Indemnified Party in connection with such action, suit or proceeding if the Indemnified Party acted in good faith and in a manner the Indemnified Party reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceedings, had no reasonable cause to believe the Indemnified Party’s conduct was unlawful.

Subsection 2 of NRS 78.7502 of the Nevada Law empowers a corporation to indemnify any Indemnified Party who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in the capacity of an Indemnified Party against expenses, including amounts paid in settlement and attorneys’ fees actually and reasonably incurred by the Indemnified Party in connection with the defense or settlement of such action or suit if the Indemnified Party acted under standards similar to those set forth above, except that no indemnification may be made in respect of any claim, issue or matter as to which the Indemnified Party shall have been adjudged to be liable to the corporation or for amounts paid in settlement to the corporation unless and only to the extent that the court in which such action or suit was brought determines upon application that in view of all the circumstances the Indemnified Party is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

NRS 78.7502 further provides that to the extent an Indemnified Party has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsection (1) or (2) described above or in the defense of any claim, issue or matter therein, the corporation shall indemnify the Indemnified Party against expenses (including attorneys’ fees) actually and reasonably incurred by the Indemnified Party in connection therewith.

Subsection 1 of NRS 78.751 provides that any discretionary indemnification under NRS 78.7502, unless ordered by a court or advanced pursuant to Subsection 2 of NRS 78.751, may be made by a corporation only as authorized in the specific case upon a determination that indemnification of the Indemnified Person is proper in the circumstances. Such determination must be made (a) by the shareholders, (b) by the board of directors of the corporation by majority vote of a quorum consisting of directors who were not parties to the action, suit or proceeding, (c) if a majority vote of a quorum of such disinterested directors so orders, by independent legal counsel in a written opinion, or (d) by independent legal counsel in a written opinion if a quorum of such disinterested directors cannot be obtained. Subsection 2 of NRS 78.751 provides that a corporation’s articles of incorporation or bylaws or an agreement made by the corporation may require the corporation to pay as incurred and in advance of the final disposition of a criminal or civil action, suit or proceeding, the expenses of officers and directors in defending such action, suit or proceeding upon receipt by the corporation of an undertaking by or on behalf of the officer or director to repay the amount if it is ultimately determined by a court that he is not entitled to be indemnified by the corporation. Said Subsection 2 further provides that the provisions of that Subsection 2 do not affect any rights to advancement of expenses to which corporate personnel other than officers and directors may be entitled under contract or otherwise by law. Subsection 3 of NRS 78.751 provides that indemnification and advancement of expenses authorized in or ordered by a court pursuant to NRS 78.751 does not exclude any other rights to which the Indemnified Party may be entitled under the articles of incorporation or any by-law, agreement, vote of shareholders or disinterested directors or otherwise, for either an action in his official capacity or in another capacity while holding his office. However, indemnification, unless ordered by a court pursuant to NRS 78.7502 or for the advancement of expenses under Subsection 2 of NRS 78.751, may not be made to or on behalf of any director or officer of the corporation if a final adjudication establishes that his or her acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action. Additionally, the scope of such indemnification and advancement of expenses shall continue as to an Indemnified Party who has ceased to hold one of the positions specified above, and shall inure to the benefit of his or her heirs, executors and administrators. NRS 78.752 empowers a corporation to purchase and maintain insurance or make other financial arrangements on behalf of an Indemnified Party for any liability asserted against such person and liabilities and expenses incurred by such person in his or her capacity as an Indemnified Party or arising out of such person’s status as an Indemnified Party whether or not the corporation has the authority to indemnify such person against such liability and expenses.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

On April 23, 2008, Organic Region issued convertible notes and warrants to four investors, pursuant to a securities purchase agreement. The Company assumed all obligations under the purchase agreement, notes and warrants. The notes have an aggregate principal amount of $500,000 and are payable on April 23, 2009. The notes bear interest at 18% per annum. The maturity date of the notes was extended and the notes were paid in August 2009. In connection with the issuance of the notes, we also issued to the noteholders, five-year warrants for the purchase of an aggregate of $500,000 of shares of common stock at an exercise price equal to 115% of the per share price in the first financing or financings after the reverse acquisition in which we raise $3,000,000.

On January 15, 2009, the Company issued 81,648,554 shares of common stock to the shareholders of Organic Region in exchange for all of the issued and outstanding capital stock of Organic Region.  The number of our shares issued to the shareholders of Organic Region was determined based on an arms-length negotiation, and the former shareholders were familiar with the business of Organic Region, which is the sole business being conducted by the Company from and after the completion of the reverse acquisition.  The issuance of our shares to these individuals was made in reliance on the exemptions from registration contained (i) in Section 4(2) of the Securities Act and (ii) under Regulation S of the Securities Act afforded generally to offshore transactions involving non-U.S. persons.  We made this determination based on the representations of the former shareholders of Organic Region which included, in pertinent part, that such shareholders were not a “U.S. person” as that term is defined in Rule 902(k) of Regulation S under the Securities Act, and that such shareholders were acquiring our common stock, for investment purposes for their own respective accounts and not as nominees or agents, and not with a view to the resale or distribution thereof, and that former shareholders of Organic Region understood that the shares of our common stock may not be sold or otherwise disposed of without registration under the Securities Act or an applicable exemption therefrom.

On April 27, 2009, the Company entered into a termination agreement with Hickey Freihofner Advisors, LLC (“HFA”), Hickey Freihofner Capital, a division of Brill Securities, Inc., (“HFC”), Mr. Hai Lin and Ms. Mary Ma Yong Qing, pursuant to which the Company issued an aggregate of 1,874,584 shares of Common Stock to nominees of HFC. The issuance of such shares was made in complete satisfaction of the Company’s obligation to issue shares to HFC under an advisory agreement (the “Advisory Agreement”) that the Company’s subsidiary, Organic Region, had entered into with HFA on January 28, 2008. The Company did not receive any cash consideration in connection with the issuance of such shares. The number of shares issued to HFC’s nominees was determined based on an arms-length negotiation. The issuance of such shares was made in reliance on the exemptions from registration contained (i) in Section 4(2) of the Securities Act and (ii) under Regulation S of the Securities Act afforded generally to offshore transactions involving non-U.S. persons.  We made this determination based on the representations of HFC’s nominees, which included, in pertinent part, that such shareholders were not a “U.S. person” as that term is defined in Rule 902(k) of Regulation S under the Securities Act, and that such shareholders were acquiring our common stock, for investment purposes for their own respective accounts and not as nominees or agents, and not with a view to the resale or distribution thereof, and that HFC’s nominees understood that the shares of our common stock may not be sold or otherwise disposed of without registration under the Securities Act or an applicable exemption therefrom.

On April 29, 2009, the Company entered into a foreign finder agreement with Mr. Hai Lin, pursuant to which the Company issued an aggregate of 2,291,158 shares of Common Stock to Mr. Lin and his nominees. The issuance of such shares was made in complete satisfaction of the Company’s obligation to issue shares to Mr. Lin under the Advisory Agreement and a foreign finder agreement, dated January 28, 2008, between HFC, HFA and Mr. Lin. The Company did not receive any cash consideration in connection with the issuance of such shares. The number of shares issued to Mr. Lin and his nominees was determined based on an arms-length negotiation. The issuance of such shares was made in reliance on the exemptions from registration contained (i) in Section 4(2) of the Securities Act and (ii) under Regulation S of the Securities Act afforded generally to offshore transactions involving non-U.S. persons.  We made this determination based on the representations of Mr. Lin and his nominees, which included, in pertinent part, that such shareholders were not a “U.S. person” as that term is defined in Rule 902(k) of Regulation S under the Securities Act, and that such shareholders were acquiring our common stock, for investment purposes for their own respective accounts and not as nominees or agents, and not with a view to the resale or distribution thereof, and that Mr. Lin and his nominees understood that the shares of our common stock may not be sold or otherwise disposed of without registration under the Securities Act or an applicable exemption therefrom .

In June and July 2009, the Company borrowed $1.43 million from a group of Hong Kong investors.  Effective August 3, 2009, the Company entered into two agreements with the noteholders and with another investor who invested $200,000.  Pursuant to these agreements, the notes were cancelled and the Company issued common stock and warrants as follows:

Pursuant to one agreement, the Company issued 13,129,410 shares of common stock at a purchase price of $0.085 per share and two-year warrants to purchase 10,145,454 shares of common stock at an exercise price of $0.11 per share.

Pursuant to the second agreement, the Company issued 4,333,334 shares of common stock at a purchase price of $0.12 per share, granted the investors an option to purchase acquire up to 6,500,000 shares of common stock at a purchase price of $0.12 per share and issued two-year warrants to purchase 3,466,666 shares of common stock at an exercise price of $0.15 per share. In the event that such investors exercise the option to purchase shares of common stock, the Company will issue two-year warrants to purchase up to 5,200,000 shares of common stock at an exercise price of $0.15 per share.

The issuance of these shares was made in reliance on the exemptions from registration contained (i) in Section 4(2) of the Securities Act and (ii) under Regulation S of the Securities Act afforded generally to offshore transactions involving non-U.S. persons.  We made this determination based on the representations of the Hong Kong investors, which included, in pertinent part, that such shareholders were not a “U.S. person” as that term is defined in Rule 902(k) of Regulation S under the Securities Act, and that such shareholders were acquiring our common stock, for investment purposes for their own respective accounts and not as nominees or agents, and not with a view to the resale or distribution thereof, and that the Hong Kong investors understood that the shares of our common stock may not be sold or otherwise disposed of without registration under the Securities Act or an applicable exemption therefrom..

On August 7, 2009, the Company entered into a Series A Convertible Preferred Stock and Warrant Purchase Agreement  with three accredited investors pursuant to which the Company sold, for $1,000,000 an aggregate of 1,000,000 shares of the series A convertible preferred stock and five-year warrants to purchase 10,000,000 shares of common stock at $0.14 per share and 10,000,000 shares of common stock at $0.25 per share. The Investors have the option to acquire an additional 1,000,000 shares of Preferred Stock upon the same terms. Such option expires on February 10, 2010, unless extended by the Company.  Each Investor has agreed not to convert any shares of Preferred Stock or exercise any Warrants to the extent that such Investor’s beneficial ownership of Common Stock would exceed 9.99% of the outstanding Common Stock upon such conversion or exercise.  The Company paid an aggregate of $50,000 of broker fees in connection with this transaction. The Company also reimbursed the Investors for $45,000 of due diligence expenses.  In December 2009 and January 2010, the investors exercised their option to purchase an additional 1,000,000 shares of series A preferred stock for $1,000,000.  Since the Company only had 1,000,000 authorized shares of series A preferred stock, the option was exercised and the payment was made, but the issuance of the series A preferred stock was deferred until the certificate of designation was amended to increase the authorized series A preferred stock to 2,000,000 shares.  Based upon certain representations made by each of the Investors, as set forth in the Agreement, the Preferred Stock and warrants were issued in reliance upon an exemption provided by Section 4(2) of the Securities Act of 1933, as amended.

On February 8, 2010, we sold to four investors a total of 4,167,000 shares of common stock for a purchase price of $0.12 per share, for a total of $500,000.   The shares were issued in reliance on the exemptions from registration contained (i) in Section 4(2) of the Securities Act and (ii) under Regulation S of the Securities Act afforded generally to offshore transactions involving non-U.S. persons.  We made this determination based on the representations from these investors, which included, in pertinent part, that such shareholders were not a "U.S. person" as that term is defined in Rule 902(k) of Regulation S under the Securities Act, and that such shareholders were acquiring our common stock, for investment purposes for their own respective accounts and not as nominees or agents, and not with a view to the resale or distribution thereof, and that the investors understood that the shares of our common stock may not be sold or otherwise disposed of without registration under the Securities Act or an applicable exemption therefrom.

On May 27, 2010, we sold to a group of US and foreign investors a total of 17,000,000 shares of common stock for a purchase price of $0.20 per share, for a total of $3,400,000. The shares were issued in reliance on the exemptions from registration contained (i) in Section 4(2) of the Securities Act and Rule 506 of the Commission thereunder and (ii) under Regulation S of the Securities Act afforded generally to offshore transactions involving non-U.S. persons.  We made this determination based on the representations of these investors, which included, in pertinent part, that such shareholders were not a “U.S. person” as that term is defined in Rule 902(k) of Regulation S under the Securities Act, and that such shareholders were acquiring our common stock, for investment purposes for their own respective accounts and not as nominees or agents, and not with a view to the resale or distribution thereof, and that the investors understood that the shares of our common stock may not be sold or otherwise disposed of without registration under the Securities Act or an applicable exemption therefrom.

All of the certificates issued in the transactions described above bear standard restricted stock legends. With respect to the shares issued pursuant to an exemption provided by Section 4(2) of the Securities Act, the investors were all either (a) “accredited investors” within the meaning of Rule 501 of Regulation D promulgated under the Securities Act, or (b) not a “U.S. person” as that term is defined in Rule 902(k) of Regulation S under the Securities Act, and such investors acquired our common stock, for investment purposes for their own respective accounts and not as nominees or agents, and not with a view to the resale or distribution thereof.

 ITEM 16. EXHIBITS
EXHIBIT INDEX

Exhibit No.	Description
2.1 (1)	Share Exchange Agreement, dated January 15, 2009, among the registrant, Organic Region Group Limited and its subsidiaries and shareholders.
3.1(2)	Articles of Incorporation of the registrant, as amended.
3.2 (1)	Bylaws of the registrant adopted on March 11, 2008.
3.3 (9)	Certificate of designation of the Series A Convertible Preferred Stock as amended
4.1 (1)	Piggyback Registration Rights Agreement, dated January 15, 2009, by and among the registrant, Michael Friess and Sanford Schwartz.
4.2 (1)	Redemption Agreement, dated January 15, 2009, by and among the registrant, Michael Friess and Sanford Schwartz.
4.3 (1)	Form of Convertible Promissory Note issued by the registrant, dated January 15, 2009.
4.4 (1)	Form of Convertible Promissory Note issued by Organic Region Group Limited, dated April 23, 2008.
4.5 (1)	Form of Warrant issued by Organic Region Group Limited, dated April 23, 2008.
4.6 (4)	Form of Warrant issued by Sino Green Land Corporation, dated August 3, 2009.
4.7 (5)	Form of Series A Warrant issued by Sino Green Land Corporation, dated August 7, 2009.
4.8 (5)	Form of Series B Warrant issued by Sino Green Land Corporation, dated August 7, 2009.
5.1 (8)	Opinion of Sichenzia Ross Friedman Ference LLP.
10.1 (1)	Indemnification Agreement, dated January 15, 2009, by Michael Friess and Sanford Schwartz in favor of the registrant and Organic Region Group Limited and its subsidiaries and shareholders.
10.2 (1)	Form of Securities Purchase Agreement, dated April 23, 2008.
10.3 (1)	Consulting Services Agreement, dated January 1, 2005, between Organic Region Group Limited and Mr. Xiong Luo (English Translation).
10.4 (1)	Director Agreement, dated February 15, 2008, between Organic Region Group Limited and Mr. Anson Yiu Ming Fong.
10.5 (1)	Director Agreement, dated January 5, 2004, between Organic Region Group Limited and Mr. Xiong Luo.
10.6 (1)	Director Agreement, dated November 22, 2007, between Organic Region Group Limited and Mr. Chi Ming Leung.
10.7 (1)	Executive Employment Agreement, dated September 1, 2007, between Organic Region Group Limited and Mr. Chi Ming Leung.
10.8 (1)	Executive Employment Agreement, dated September 1, 2007, between Organic Region Group Limited and Mr. Xiong Luo.
10.9 (1)	Executive Employment Agreement, dated September 1, 2007, between Organic Region Group Limited and Ms. Yong Qing Ma.
10.10 (1)
Luochuan Apple Land Lease and Joint Development Contract, dated May 4, 2004, between Guangzhou Organic Region Agriculture Ltd. and the Apple Association of Kuibai Town, Luochuan County (English Translation).

10.11 (1)
Luochuan Apple Land Lease Cooperation Development Contract, dated October 29, 2007, between Guangzhou Organic Region Agriculture Ltd. and the Apple Association of Kuibai Town, Luochuan County (English Translation).

10.12 (1)
Wanqingsha Emperor Banana Land Lease Cooperation Development Contract, dated October 17, 2006, between Guangzhou Organic Region Agriculture Ltd. and the Fruits Association of Wanqingsha Town, Nansha District of Guangzhou (English Translation).

10.13 (1)
Wanqingsha Emperor Banana Land Lease Cooperation Development Contract, dated January 3, 2008, between Guangzhou Organic Region Agriculture Ltd. and the Fruits Association of Wanqingsha Town, Nansha District of Guangzhou (English Translation).

10.14 (1)	Guangxi Tangerine Land Lease Cooperation Development Contract, dated October 12, 2005, between Guangzhou Organic Region Agriculture Ltd. and Guangxi Wanshanhong Fruits Co., Ltd. (English Translation).
10.15 (1)
Guangzhou City Panyu District Premises Lease Contract, dated December 12, 2007, between Guangzhou Panyu District Guang Lv Industrial Co. Ltd. and Guangzhou Organic Region Agriculture Ltd. (English Translation).

10.16 (1)	Supplementary Agreement to Premises Lease Agreement between Guangzhou Panyu District Guang Lv Industrial Co. Ltd. and Guangzhou Organic Region Agriculture Ltd. (English Translation).
10.17 (1)	Transfer Agreement of Patent Application Right, January 10, 2009, by and among Guangzhou Organic Region Agriculture Ltd., Mr. Xiong Luo and Mr. Anson Yiu Ming Fong (English Translation).
10.18 (3)	Director Agreement, between Henry County Plywood Corporation and Jeremy Goodwin, dated February 2, 2009.
10.19 (4)	Form of Common Stock and Warrant Purchase Agreement, dated as of August 3, 2009, between Sino Green Land Corporation and the investors.

10.20 (4)	Form of Common Stock and Warrant Purchase Agreement, dated as of August 3, 2009, between Sino Green Land Corporation and the investors.
10.21 (5)	Form of Common Stock and Warrant Purchase Agreement, dated as of August 7, 2009, between Sino Green Land Corporation and the investors.
10.22(6)	Common stock purchase agreement, dated February 8, 2010, between the Company and certain investors.
10.23(7)	Executive employment agreement dated May 1, 2010 between the Company and Yan Pan
10.24 (8)	English translation of lease dated June 10, 2009 between the Company’s subsidiary, Southern International Development Co., Ltd. and Guangzhou Shunyu Property Management Co., Ltd.
10.25 (8)	Executive employment agreement dated as of May 1, 2010 between the Company and Anson Yiu Ming Fong
16.1 (1)	Letter from Schumacher & Associates, Inc., regarding change in certifying accountant.
21 (1)	Subsidiaries of the registrant.
23.1	Consent of Sichenzia Ross Friedman Ference LLP (included in Exhibit 5.1)
23.2	Consent of Kabani & Company, Inc.

(1)	Incorporated by reference to the exhibit of the same number to the Company’s Current Report on Form 8-K filed on January 21, 2009.
(2)	Incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form 8-K/A filed on April 21, 2009.
(3)	Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on February 5, 2009.
(4)	Incorporated by reference to Exhibits 4.1, 10.1, and 10.2 to the Company's Current Report on Form 8-K/A filed on August 7, 2009.
(5)	Incorporated by reference to Exhibits 3.1, 4.1, 4.2, and 10.1 to the Company's Current Report on Form 8-K filed on August 13, 2009.
(6)	Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on February 2, 2010.
(7)	Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on May 5, 2010.
(8)	Previously filed.
(9)	Filed herewith.

ITEM 17.  UNDERTAKINGS.

The undersigned Company hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

(i) Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”);

(ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of the securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement, and

(iii) Include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for determining liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(5) That, for the purpose of determining liability under the Securities Act to any purchaser: Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment to this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Guangzhou in the People’s Republic of China on this 25th day of June , 2010.

SINO GREEN LAND CORPORATION

By:	/s/ Anson Yiu Ming Fong
Anson Yiu Ming Fong, Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

	Signature	Title	Date

	/s/ Anson Yiu Ming Fong*	Chief Executive Officer
	Anson Yiu Ming Fong	and Director
(Principal Executive Officer)
Chief Financial Officer
	/s/ Yong Qing Ma*	(Principal Financial and Accounting Officer)
Yong Qing Ma

	/s/ Xiong Luo*	Director
Xiong Luo

	/s/ Jeremy Goodwin*	Director
Jeremy Goodwin

*By:	/s/ Anson Yiu Ming Fong		June 25 , 2010

Anson Yiu Ming Fong
Attorney in Fact